As filed with the Securities and Exchange Commission on September 13, 1996


                                                    Registration No. 333-05955
     =========================================================================


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   ---------------

                                   AMENDMENT NO. 3

                                          TO
                                       FORM S-1
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933

                                   ---------------

                             GRAND COURT LIFESTYLES, INC.
                (Exact name of registrant as specified in its charter)

          Delaware                       8059                     22-3423087
          --------                       ----                     ----------
 (State or other jurisdiction  (Primary standard industrial    (I.R.S. employer
       of incorporation              classification             identification
       or organization)               code number)                  number)

                                   ---------------

                                2650 N. Military Trail
                                       Suite 350
                              Boca Raton, Florida 33431
                                    (561) 997-0323
                  (Address, including zip code, and telephone number,
                         including area code, of registrant's
                              principal executive offices

                                   ---------------

                    John W. Luciani, III, Executive Vice President
                             Grand Court Lifestyles, Inc.
                                2650 N. Military Trail
                                       Suite 350
                              Boca Raton, Florida 33431
                                    (561) 997-0323
                   (Name, address, including zip code, and telephone
                  number, including area code, of agent for service)

                                   ---------------

                                      Copies to:
                                  John T. Hood, Esq.
                                  Reid & Priest LLP
                                 40 West 57th Street
                              New York, New York  10019
                                    (212) 603-2000

          Approximate date of commencement of proposed distribution to the public: As promptly as practicable after the effective date of this registration statement.
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                   ---------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
     =========================================================================

                             GRAND COURT LIFESTYLES, INC.

                                Registration Statement
                                     on Form S-1
                                Cross Reference Sheet
                 Furnished Pursuant to Item 501(b) of Regulation S-K



     Form S-1 Item Number and Caption             Location in Prospectus
     --------------------------------             ----------------------

     1.   Forepart of the Registration
            Statement and Outside Front
            Cover Page of Prospectus   . . . . .     Outside Front Cover Page

     2.   Inside Front and Outside Back
            Cover Pages of Prospectus  . . . . .     Inside Front Cover Page;
                                                     Outside Back Cover Page
     3.   Summary Information, Risk Factors and
            Ratio of Earnings to Fixed Charges       Prospectus Summary;
                                                     Summary
                                                     Consolidated Financial
                                                     Data; Risk Factors

     4.   Use of Proceeds  . . . . . . . . . . .     Use of Proceeds

     5.   Determination of Offering Price  . . .     Plan of Distribution

     6.   Dilution . . . . . . . . . . . . . . .     Dilution

     7.   Selling Security Holders . . . . . . .     Principal and Selling
                                                     Stockholders

     8.   Plan of Distribution . . . . . . . . .     Outside Front Cover Page;
                                                     Plan of Distribution

     9.   Description of Securities to be
            Registered . . . . . . . . . . . . .     Outside Front Cover Page;
                                                     Prospectus Summary;
                                                     Description of Capital
                                                     Stock
     10.  Interests of Named Experts and
            Counsel . . . . . . . . . . . . . . .    Legal Matters; Experts

     11.  Information with Respect to
            Registrant . . . . . . . . . . . . . .   Outside Front Cover Page;
                                                     Prospectus Summary; Risk
                                                     Factors; Use of Proceeds;
                                                     Dividend Policy;
                                                     Capitalization; Selected
                                                     Consolidated Financial
                                                     Data; Management's
                                                     Discussion and Analysis
                                                     of Financial Condition
                                                     and Results of
                                                     Operations; Business;
                                                     Management; Principal and
                                                     Selling Stockholders;
                                                     Description of Capital
                                                     Stock; Consolidated
                                                     Financial Statements

     12.  Disclosures of Commission Position on
            Indemnification for Securities Act
            Liabilities . . . . . . . . . . . . .    Not Applicable

                   SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 1996


     PROSPECTUS
                                   2,777,778 SHARES

                              GRAND COURT LIFESTYLES, INC.

                                     COMMON STOCK


          Grand Court Lifestyles, Inc. (the "Company") is offering, on a "best-efforts" basis, a maximum of 2,777,778 shares (the "Maximum Offering") and a minimum of 1,388,889 shares (the "Minimum Offering") of its Common Stock, $.01 par value ("Common Stock") at $18.00 per share. There is no minimum required purchase by an investor. Of the maximum number of shares of Common Stock being offered hereby, 2,500,000 shares are being offered by the Company and 277,778 shares are being offered by certain stockholders (the "Selling Stockholders"). The number of shares to be sold by the Selling Stockholders will equal 10% of the aggregate number of shares to be sold in this offering. The offering will terminate no later than ________, 199_ (120 days after the date of this Prospectus). See "Principal and Selling Stockholders."



          Prior to this offering, there has been no public market for the Company's Common Stock. The offering price for the Common Stock has been unilaterally determined by the Company. See "Plan of Distribution." The Common Stock has been approved for quotation on the NASDAQ National Market under the trading symbol "GCLI," subject to certain conditions.



          AN INVESTMENT IN THE COMMON STOCK INVOLVES SUBSTANTIAL RISKS.  SEE
            "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN
             MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                   ---------------
       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
            THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT
                  PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING.
                   ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     ==========================================================================
                                                                  PROCEEDS TO
                       PRICE TO    COMMISSIONS    PROCEEDS TO       SELLING
                        PUBLIC        (1)(2)       COMPANY(2)   STOCKHOLDERS(2)
     --------------------------------------------------------------------------
      Per Share . .     $18.00         $1.08         $16.92         $16.92
     --------------------------------------------------------------------------
      Total           $25,000,002  $1,500,000.12  $21,150,000    $2,350,001.88
      Minimum(3)
     --------------------------------------------------------------------------
      Total Maximum   $50,000,004  $3,000,000.24  $42,300,000    $4,700,003.76
      =========================================================================


     (1) The shares of Common Stock offered hereby will be offered through brokers and dealers who are members of the National Association of Securities Dealers, Inc., as sales agents, at a commission of up to 6% of the price at which shares are sold to the public. Brokers and dealers also will be paid due diligence fees and non-accountable expense allowances, in the aggregate, of up to 1% of the offering price at which shares are sold to the public. The Company also intends to offer shares of the Common Stock directly through the efforts of its officers, directors and employees. No commissions will be paid by the Company with respect to shares of Common Stock which it sells to investors through such efforts. However, certain employees of the Company are also registered representatives of brokers and dealers participating in the offering, and may, in such capacities, sell shares of Common Stock and receive commissions in respect of shares so sold. See "Plan of Distribution."

     (2) Assuming that a commission is paid with respect to all shares of Common Stock offered hereby at a rate of 6%, but before deducting expenses (which include (i) up to 1% of the gross proceeds of the offering which is payable to participating brokers and dealers as due diligence fees and non-accountable expense allowances and (ii) up to 1% of the gross proceeds of the offering payable as wholesalers or finders fees), estimated at $1,860,000 if the Total Minimum is sold and $2,360,000 if the Total Maximum is sold. All expenses of the Offering will be paid by the Company, except that the Selling Stockholders will pay commissions, due diligence fees and non-accountable expense allowances and wholesalers or finders fees with respect to shares sold by them.

     (3) Until at least 1,388,889 shares of Common Stock are sold, the proceeds of the offering will be held in escrow by First Union National Bank. If at least 1,388,889 shares of Common Stock are not sold within 60 days from the date of this Prospectus (subject to an extension of up to 60 days at the sole discretion of the Company), the offering will terminate and such proceeds will be promptly returned to subscribers, without interest or deductions. Shares of Common Stock sold to officers, directors or employees of the Company will not be counted for purposes of determining whether such number of shares has been sold.

                                   ---------------

          The shares of Common Stock are offered subject to prior sale, when, as and if delivered and accepted by the Company and subject to certain other conditions. The Company reserves the right to withdraw, cancel or modify said offer and to reject orders in whole or in part.

                                   ---------------

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                  PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, (i) all references herein to the "Company" include the Company, its subsidiaries and its predecessors taken as a whole, and (ii) all references herein to a "fiscal" year refer to the fiscal year beginning on February 1 of that year (for example, "fiscal 1995" refers to the fiscal year beginning on February 1, 1995). Other than in the consolidated financial statements, all share and per share data has been restated to give effect to a 1,084.1-for-1 stock split and reduction in par value per share from $.10 to $.01 which will occur upon the closing of the Offering. This Prospectus contains certain forward-looking statements which involve certain risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth under "Risk Factors" and elsewhere in this Prospectus.

                                     THE COMPANY


          Grand Court Lifestyles, Inc. (the "Company"), a fully integrated provider of adult living accommodations and services, acquires, finances, develops and manages adult living communities. The Company's revenues have been, and are expected to continue to be, primarily derived from sales of partnership interests in partnerships it organizes to finance the acquisition of existing adult living communities. The Company manages such adult living communities and, as a result, is one of the largest operators of adult living communities in the United States, operating communities offering both independent- and assisted-living services. The Company currently operates 30 adult living communities containing 4,350 apartment units in 11 states in the Sun Belt and the Midwest. To the extent that the development plan described below is successfully implemented, the Company anticipates that the percentage of its revenues derived from sales of partnership interests would decrease and the percentage of its revenues derived from newly constructed communities would increase.



          The Company has derived, and it expects to continue to derive, a substantial portion of its revenues from sales of partnership interests in partnerships it organizes to finance the acquisition of existing adult living centers. The Company has financed the acquisition and development of the 30 adult living communities that it operates by utilizing mortgage financing and by arranging for the sale of limited partnership interests in 34 limited partnerships ("Investing Partnerships) formed to acquire interests in the 29 other partnerships that own adult living communities ("Owning Partnerships"). The Company is the general partner of all but one of the Owning Partnerships and manages all of the adult living communities in its portfolio. The Company is also the general partner of 22 of the 34 Investing Partnerships. As a result of its financing acquisitions by arranging for the sale of partnership interests, the Company retains a participation in the cash flow, sale proceeds and refinancing proceeds of the properties after certain priority payments to the limited partners.
     The limited partners typically agree to pay their capital contributions over a five-year period. Past offerings have provided, and it is anticipated that future offerings will provide, that the limited partners will receive guaranteed distributions during each of the first five years of their investment equal to between 11% to 12% of their then paid-in scheduled capital contributions. Pursuant to the management contracts with the Owning Partnerships, the Company is required to pay to the Owning Partnerships, and the Owning Partnerships distribute to the Investing Partnerships for distribution to limited partners, amounts sufficient to fund any part of such guaranteed return not paid from cash flow from the related property. During the fiscal year ended January 31, 1996 and the six months ended July 31, 1996, the Company paid approximately $1,025,000 and $2,202,000, respectively, with respect to guaranteed return obligations. The Company anticipates that for at least the next two years, the aggregate guaranteed return obligations with respect to existing and future Investing Partnerships will exceed the aggregate cash flow generated by the related properties, which will result in the need to utilize cash generated by the Company to meet its guaranteed return obligations. The Company's obligations with respect to guaranteed returns are contractual obligations of the Company to make payments under the management contracts to the Owning Partnerships. In general, the accrual of expenses arising from obligations of the Company, including such obligations under the management contracts, reduces the amount of earnings that might otherwise be available for distribution to stockholders. The aggregate amount of guaranteed return obligations for each of the fiscal years 1996 through 2001 based on existing management contracts is $5,901,000, $13,396,000, $11,306,000, $11,809,000, $9,173,000 and $3,897,000, respectively. Such amounts of guaranteed return obligation are calculated based upon paid-in capital contributions of limited partners as of July 31, 1996 and remaining scheduled capital contributions. Actual amounts of guaranteed return obligations in respect of such contracts will vary based upon the timing and amount of such capital contributions. Furthermore, such amounts of guaranteed return obligations are calculated without regard to the cash flow the related properties will generate that can be used to offset such obligations.

          The existing adult living communities managed by the Company are not owned by the Company. Future revenues, if any, of the Company relating to such communities would primarily arise in the form of (i) deferred income earned on sales of interests in the Owning Partnership for such communities, (ii) management fees and (iii) amounts payable by the Investing Partnerships to the Company in the event of the subsequent sale or refinancing of such communities.



          At July 31, 1996, the Company had approximately $21.5 million principal amount of debt ("Investor Note Debt") secured by promissory notes from investors in offerings of limited partnership interests, which debt has an average interest rate of 10.43% per annum. In each of the last five years, the collection rate with respect to such investor notes has exceed 99% of the principal amount thereof that became due and such collections have been sufficient to pay interest and principal with respect to the Company's related Investor Note Debt. There can be no assurance that future collections will continue at such rate. In the event that future collections are not sufficient to pay interest and principal with respect to the Company's related Investor Note Debt, the Company would need to pay the shortfall from cash generated by its operations and, as a result, the Company's business, operating results and financial condition could be adversely affected.



          The Company plans to continue to acquire existing adult living communities, and currently plans to acquire between four to eight existing communities over the next two years. The Company has entered into contracts to acquire an adult living community in Morristown, Tennessee containing 180 apartment units, an adult living community in Tampa, Florida containing 164 apartment units and two adult living communities in Sparks, Nevada containing 92 apartment units and 64 apartment units, respectively. In addition, the Company has acquired one adult living community from an existing Owning Partnership and has agreed to acquire one adult living community from another existing Owning Partnership, and may engage in other similar transactions. The Company intends to continue to finance its future acquisitions by utilizing mortgage financing and by arranging for the sale of limited partnership interests in new Investing Partnerships which will own interests in new Owning Partnerships. It is anticipated that the Company will be the managing general partner of the new Owning Partnerships that own communities acquired in the future.



          Senior management formed the first predecessor of the Company over 25 years ago and, in the aggregate, have over 80 years of experience in the acquisition, financing, development and management of residential real property. Prior to 1986, the Company acquired, developed, arranged for the sale of interests in partnerships owning, and in most cases managed, multi-family properties containing approximately 20,000 apartment units, primarily in the Sun Belt and the Midwest. Beginning in 1986, the Company has focused exclusively on adult living communities. According to a study conducted by the American Senior Housing Association, the Company currently operates one of the largest portfolios of adult living communities in the United States. The Company has become an experienced provider of both independent- and assisted-living services. The Company operates 30 adult living communities containing 4,350 apartment units. The Company also operates one nursing home. The Company believes that its experience in the acquisition, development and management of adult living communities positions it to take advantage of social and economic trends that are projected to increase demand for adult living services. The Company's operating objective is to provide high-quality, personalized living services to senior residents, primarily persons over the age of 75.



          The Company has instituted a development plan pursuant to which it currently intends to construct between 18 and 24 adult living communities during the next two years containing between 2,268 and 3,458 apartment units. The Company plans to own or operate pursuant to long-term leases or similar arrangements the adult living communities that will be developed under the plan. The Company has obtained a letter of intent from Capstone Capital Corporation ("Capstone") to provide up to $39 million for development of up to four new adult living communities that will be operated by the Company pursuant to long-term leases with Capstone. The Company's development plan contemplates its first new communities being built in Texas, where, as of September 6, 1996, it owned one site and held options to acquire eight additional sites. The Company generally plans to concentrate on developing projects in only a limited number of states at any given time. The Company believes that this focus will allow it to realize certain efficiencies in the development and management of communities.


          The Company's development plan is based upon a "prototype" adult living community that it has designed. The prototype incorporates attributes of the various facilities managed by the Company, which it believes appeal to the elderly. The prototype has been designed to be built in two sizes: one containing 126 apartment units and the other 142 apartment units. In all other respects, the two sizes of the prototype are virtually identical and both will be located on sites of up to seven acres. The Company believes that its development prototype is larger than most assisted-living facilities, which typically range from 40 to 80 units. The Company believes that the greater number of units will allow the Company to achieve economies of scale in operations, resulting in lower operating costs per unit, without sacrificing quality of service. Each community will offer residents a choice between independent-living and assisted-living services. As a result, the market for each facility will be broader than for facilities that offer only either independent-living or assisted-living services. Due to licensing requirements and the expense and difficulty of converting existing independent-living units to assisted-living units, independent-living and assisted-living units generally are not interchangeable. However, the Company's prototype is designed to allow, at any time, for conversion of units, at minimum expense, for use as either independent-living or assisted-living units. Each community therefore may adjust its mix of independent-living and assisted-living
     units as the market or existing residents demand.   The Company believes
     that part of the appeal of this type of community is that residents will be able to "age in place" with the knowledge that they need not move to another facility if they require assistance with "activities of daily living." The Company believes that the ability to retain residents by offering them higher levels of services will result in stable occupancy with enhanced revenue streams. The Company believes that the common areas and amenities offered by its prototype represent the state of the art for independent-living facilities and are superior to those offered by smaller independent-living facilities or by most assisted-living facilities. The Company believes that this will make its prototype adult living communities attractive to both independent-living residents who foresee their future need for assisted-living services and residents who initially seek assisted-living services.


          The effectuation of the development plan will expose the Company to additional risk. The Company anticipates that the construction of each community will require at least 12 months and expects each newly constructed community to incur start-up losses for at least nine months after commencing operations. There can be no assurance that newly constructed communities will generate positive cash flow. In addition, there can be no assurance that the Company will not suffer delays in its development plan or cost overruns. The Company's development plan has placed, and increasingly will place, a significant burden on the Company's management and operating personnel. The Company's ability to manage its growth effectively will require it to attract, train, motivate, manage and retain key employees. Moreover, in implementing its growth strategy, the Company expects to face competition in its efforts to develop and acquire adult living communities. As a result of any of the foregoing factors, the Company's business, operating results and financial condition could be adversely affected.



          The Company believes that management and marketing are critical to the success of an adult living community. In order to attain high occupancy rates at newly developed properties, the Company plans to continue its marketing program which has resulted in an average occupancy rate at July 31, 1996 at its existing adult living communities of approximately 93%. In addition, the Company plans to use the common facility design of its prototype and its "The Grand Court" trademarked name to promote recognition of its properties nationally. The Company focuses exclusively on "Private-pay" residents who pay for housing or related services out of their own funds, rather than relying on the few states that have enacted legislation which enables assisted-living facilities to receive Medicaid funding similar to funding generally provided to skilled nursing facilities. The Company believes this "Private-pay" focus will allow the Company to increase rental revenues as demographic pressure increases demand for adult living facilities and to avoid potential financial difficulties it might encounter if it were dependent on Medicaid or other reimbursement programs that may be scaled back as a result of health care reform, budget deficit reduction or other pending or future state or Federal government initiatives.


          Grand Court Lifestyles, Inc. is a Delaware corporation formed in 1996 to consolidate substantially all of the assets of its predecessors, J&B Management Company, Leisure Centers, Inc., and their affiliates. Unless the context otherwise indicates, all references to the Company include Grand Court Lifestyles Inc., its subsidiaries and predecessors. The Company's principal executive offices are located at 2650 N. Military Trail, Suite 350, Boca Raton, Florida 33431 and its telephone number is
     (561) 997-0323.

          The following diagram illustrates the relationship among the Company, the Owning Partnerships and the Investing Partnerships.



               {Diagram illustrating the relationship among the Company, the Owning Partnerships and the Investing Partnerships appears here. At the top of the diagram is a box containing the name "Grand Court Lifestyles, Inc." (the "Company box"). An arrow with the words "Manager of Adult Living Community" is drawn to the left of the diagram from the Company box to a box appearing at the bottom of the page entitled "Adult Living Community" (the "Adult Living Community box". An arrow with the words "Sale of a General Partnership Interest in Owning Partnership" is drawn from the Company box to a box below it entitled "Investing Partnership" (the "Investing Partnership box"). In return, an arrow with the words "Cash, Purchase Note and Investor Notes as Consideration for Sale" is drawn from the Investing Partnership box to the Company box. An arrow with the words "Sale of Limited Partnership Interest" is drawn from the Investing Partnership box to a box appearing to its left entitled "Limited Partners" (the "Limited Partners box"). In return, an arrow with the words "Cash and Investor Notes as Consideration for Sale" is drawn from the Limited Partners box to the Investing Partnership box. An arrow with the words "General Partner" is drawn from the Investing Partnership box to a box below entitled "Owning Partnership" (the "Owing Partnership box"). An arrow with the words "Owner of Adult Living Community" is drawn from the Owning Partnership box to the Adult Living Community box appearing directly below the Owning Partnership box. Arrows with the words "Directly or Through A Wholly-Owned Subsidiary - General Partner" is drawn to the right of the diagram from the Company box to the Investing Partnership box and the Owning Partnership box.}

                                     THE OFFERING

     Common Stock to be sold by
       the Company . . . . . . . .
       Minimum offering  . . . . .             1,250,000 shares
       Maximum offering  . . . . .             2,500,000 shares

     Common Stock to be sold by
       Selling Stockholders
       Minimum offering  . . . . .             138,889 shares(1)
       Maximum offering  . . . . .             277,778 shares(1)

     Common Stock outstanding before
       this offering . . . . . . .             10,000,000 shares

     Total Common Stock to be outstanding
       after this offering assuming the
       minimum number of shares of
       Common Stock are sold(2) . .            11,250,000 shares

     Total Common Stock to be outstanding
       after this offering assuming the
       maximum number of shares of
       Common Stock are sold(2) . .            12,500,000 shares

     Use of proceeds . . . .  . . .            The Company intends to use all
                                               of the net proceeds of the
                                               Offering to be received by it
                                               to fund a portion of the costs
                                               of developing adult living
                                               communities except that the
                                               Company intends to use
                                               approximately $3 million of
                                               such net proceeds for working
                                               capital and general corporate
                                               purposes.  See "Use of
                                               Proceeds."

     (1) The number of shares to be sold by the Selling Stockholders will equal 10% of the aggregate number of shares to be sold in this offering.

     (2) Excludes 1,250,000 shares reserved for issuance pursuant to the Company's stock option plans. As of the date hereof, there were not any options granted under the Company's stock option plans. See "Management - Stock Plans".

                         SUMMARY CONSOLIDATED FINANCIAL DATA

                 (in thousands, except per share data and other data)

          The summary consolidated financial data have been taken or derived from, and should be read in conjunction with, the Company's consolidated financial statements and the related notes thereto, and the capitalization data included elsewhere in this Prospectus. The results of operations for an interim period have been prepared on the same basis as the year end financial statements and, in the opinion of management, contain all adjustments, consisting of only normally recurring adjustments, necessary for a fair presentation of the results of operations for such period. The results of operations for an interim period may not give a true indication of results for the full year. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                          YEARS ENDED JANUARY 31,
                                    ------------------------------------
                                    1992       1993       1994      1995
                                    ----       ----       ----      ----
     STATEMENT OF
      OPERATIONS DATA:
     Revenues:

       Sales . . . . . . . . . .  $23,088    $24,654    $29,461    29,000
       Deferred income
       earned  . . . . . . . . .      253        792      6,668     3,518
       Interest income . . . . .   25,584     13,209     13,315     9,503
       Property management
       fees from related
       parties   . . . . . . . .      449        584      4,124     4,516

       Other income  . . . . . .       --         --         --        --
                                   ------     ------     ------    ------
                                   49,374     39,239     53,568    46,537
                                   ------     ------     ------    ------

     Costs and expenses:
       Cost of sales . . . . . .   15,983     14,685     26,548    21,249
       Selling . . . . . . . . .    6,256      7,027      6,706     6,002
       Interest  . . . . . . . .   14,021     11,874     10,991    13,610
       General and
       administrative  . . . . .    5,836      5,617      5,271     6,688
       Officers'
       Compensation(1) . . . . .    1,200      1,200      1,200     1,200
       Depreciation and
       amortization  . . . . . .      412        975      1,433     2,290
                                   ------     ------     ------    ------
                                   43,708     41,378     52,149    51,039
                                   ------     ------     ------    ------

     Income (loss) before
     provision for income taxes     5,666     (2,139)     1,419    (4,502)

     Provision for income taxes        --         --         --        --
                                   ------     -------    ------   --------

     Net income (loss)              5,666     (2,139)     1,419    (4,502)

     Pro-forma income tax
     provisions (benefit)(2) . .    2,266       (856)       568    (1,801)
                                   ------     -------    ------    -------
     Pro-forma net income
     (loss)(2) . . . . . . . . .   $3,400    $(1,283)      $851    (2,701)
                                   ======    ========    ======    =======

     Pro-forma earnings (loss)
     per common share(2) . . . .   $  .34    $  (.13)    $  .09    $ (.27)
                                   ======    ========    ======    =======

     Weighted average common
       shares used . . . . . . .   10,000     10,000     10,000    10,000
                                   ======     ======     ======    ======

     OTHER DATA:
      Adult living
       communities operated
       (end of period) . . . . .        9         14         18        24
                                   ======     ======     ======    ======
      Number of units
       (end of period) . . . . .    1,639      2,336      2,834     3,683
                                   ======     ======     ======    ======
       Average occupancy
        percentage (3) . . . . .     83.3%      90.6%      90.4%     89.3%
                                   ======     ======     ======    ======



                                      YEARS
                                      ENDED
                                     JANUARY    SIX MONTHS ENDED
                                       31,          JULY 31,
                                     -------    ----------------
                                       1996      1995      1996
                                       ----      ----      ----
     STATEMENT OF
      OPERATIONS DATA:
     Revenues:
       Sales . . . . . . . . . . .   $41,407    $19,991    $18,836
       Deferred income
       earned  . . . . . . . . . .    9,140       4,570         --
       Interest income . . . . . .   12,689       7,030      7,886
       Property management
       fees from related
       parties   . . . . . . . . .    4,666       2,890      1,559
       Other income  . . . . . . .    1,013         925         --
                                    -------     -------    -------
                                     68,915      35,406     28,281
                                    -------     -------    -------

     Costs and expenses:
       Cost of sales . . . . . . .   27,112      14,855      9,323
       Selling . . . . . . . . . .    7,664       3,854      3,489
       Interest  . . . . . . . . .   15,808       7,891      7,802
       General and
       administrative  . . . . . .    8,475       3,586      4,099
       Officers'
       Compensation(1) . . . . . .    1,200         600        600
       Depreciation and
       amortization  . . . . . . .    2,620       1,491      1,730
                                    -------     -------    -------
                                     62,879      32,277     27,043
                                   --------     -------    -------

     Income (loss) before
      provision for income
      taxes  . . . . . . . . . . .    6,036       3,129      1,238

     Provision for income
      taxes  . . . . . . . . . . .       --          --        330
                                    -------     -------    -------

     Net income (loss)                6,036       3,129        908

     Pro-forma income tax
      provisions (benefit)(2)  . .    2,414       1,252        165
                                    -------     -------    -------

     Pro-forma net income
      (loss)(2)  . . . . . . . . .   $3,622      $1,877       $743
                                    =======     =======    =======

     Pro-forma earnings (loss)
     per common share(2) . . . . .   $  .36      $  .19    $   .07
                                    =======     =======    =======

     Weighted average common
      shares used  . . . . . . . .   10,000      10,000     10,000
                                    =======     =======   ========
     OTHER DATA:
       Adult living
       communities operated
       (end of period) . . . . . .       28          26         30
                                    =======     =======    =======

       Number of units (end of
       period) . . . . . . . . . .    4,164       3,777      4,350
                                    =======     =======    =======

       Average occupancy
       percentage (3)  . . . . . .     94.7%       93.0%      92.7%
                                    ========    =======   ========

                                                AS OF JANUARY 31,
                                   --------------------------------------------
                                   1992      1993      1994      1995      1996
                                   ----      ----      ----      ----      ----
               BALANCE SHEET
               DATA:

               Cash and cash
               equivalents . .  $  3,477  $  6,455  $  9,335  $ 10,950  $ 17,961

               Notes and
               receivables-net   230,760   234,115   227,411   220,014   223,736

               Total assets  .   241,691   251,118   249,203   249,047   260,742

               Total
               liabilities . .   191,234   203,990   211,647   217,879   225,238

               Stockholders'
               equity  . . . .    50,457    47,128    37,556    31,168    35,504



                                                AS OF JULY 31,
                                        ------------------------------
                                                           ADJUSTED(4)
                                        ACTUAL               MINIMUM
                                        ------             -----------
        BALANCE SHEET DATA:

        Cash and cash equivalents       $7,190                 $26,530
        Notes and receivables-net      226,044                 226,044
        Total assets  . . . . . .      254,364                 273,704
        Total liabilities . . . .      218,852                 218,852
        Stockholders' equity  . .       35,512                  54,852


     --------------

     (1) John Luciani and Bernard M. Rodin, the Chairman of the Board and President, respectively, of the Company received dividends and distributions from the Company's predecessors but did not receive compensation. Officers' Compensation is based upon the aggregate compensation currently received by such officers, $600,000 a year for each such officer. Amounts received by such officers in excess of such amount are treated as dividends for purposes of the Company's financial statements. In the first six months of fiscal 1996, such officers also received $450,000 each as a dividend. See "Management."


     (2) The Company's predecessors were Sub-chapter S corporations and a partnership. The pro forma statement of operations data reflects provisions for federal and state income taxes as if the Company had been subject to federal and state income taxation as a C corporation during each of the periods presented.

     (3) Average occupancy percentages were determined by adding all of the occupancy percentages of the individual communities and dividing that number by the total number of communities. The average occupancy percentage for each particular community was determined by dividing the number of occupied apartment units in the particular community on the given date by the total number of apartment units in the particular community.

     (4) "Adjusted" amounts give effect to the application by the Company of its net proceeds of this offering (based upon an assumed initial public offering price of $18.00 per share, after deducting commissions and other offering expenses payable by the Company) if the minimum number of shares of Common Stock are sold. See "Capitalization."

                                     RISK FACTORS

          Prospective purchasers of the Common Stock offered hereby should consider carefully the factors set forth below, as well as other information contained in this Prospectus, before making a decision to purchase the Common Stock offered hereby.

     POTENTIAL FOR OPERATING LOSSES

          The Company has begun developing new adult living communities. The Company anticipates that the construction of each community will require at least 12 months and expects each newly constructed community to incur start-up losses for at least nine months after commencing operations. In addition, during the past ten years the Company's revenues have been derived principally from arranging for the sale of partnership interests to finance the acquisition of existing adult living communities. Competition to acquire such communities has intensified, and there can be no assurance that the Company will be able to acquire such communities on terms favorable enough to offset the start-up losses associated with newly developed communities and the costs and cash requirements arising from the Company's overhead and existing debt and guaranty obligations. Such factors could cause the Company to incur operating losses until, at least, its newly constructed communities are completed, leased up and begin generating positive cash flow. Nor can there be any assurance that such newly constructed communities will generate positive cash flow. If the Company incurs operating losses, this could have a material adverse effect on the Company's business, operating results and financial condition and the market price of the shares of Common Stock. For the fiscal year ending January 31, 1993 and the fiscal year ending January 31, 1995, respectively, the Company incurred net losses of approximately $2.1 million and $4.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "--Liquidity and Capital Resources" and "Business--Partnership Offerings" and "--Strategy."

     DEVELOPMENT DELAYS AND COST OVERRUNS

          The Company currently expects to begin construction of between 18 and 24 new adult living communities during the next two years. There can be no assurance that the Company will not suffer delays in its development program, which could adversely affect the Company's growth. To date, the Company has not opened any newly developed adult living communities or entered into any substantial commitments of capital resources to develop such communities. Development of adult living communities can be delayed or precluded by various zoning, healthcare licensing and other applicable governmental regulations and restrictions. Real estate development projects generally are subject to various risks, including permitting, licensing and construction delays, that may result in construction cost overruns and longer periods of operating losses. The Company intends to rely on third-party general contractors to construct new communities.
     There can be no assurance that the Company will not experience difficulties in working with general contractors and subcontractors, any of which difficulties also could result in increased construction costs and delays. Furthermore, project development is subject to a number of contingencies over which the Company will have little control and that may adversely affect project cost and completion time, including inability to obtain construction financing, shortages of or the inability to obtain labor or materials, the inability of the general contractors or subcontractors to perform under their contracts, strikes, adverse weather conditions, delays in property lease-ups and changes in applicable laws or regulations or in the method of applying such laws and regulations. If the Company's development schedule is delayed, the Company's business, operating results and financial condition could be adversely affected. See "Business-- Strategy" and "--Operations."

     SUBSTANTIAL DEBT OBLIGATIONS OF THE COMPANY


          At July 31, 1996 the Company had approximately $131.7 million principal amount of debt ("Total Debt") at an average interest rate of 11.75% per annum. Of the principal amount of Total Debt, $15.9 million becomes due in the fiscal year ending January 31, 1997; $18.9 million becomes due in the fiscal year ending January 31, 1998; $32.2 million becomes due in the fiscal year ending January 31, 1999; $17.6 million becomes due in the fiscal year ending January 31, 2000; $18.5 million becomes due in the fiscal year ending January 31, 2001, and the balance of $28.6 million becomes due thereafter.

          Of the Total Debt, $78.7 million principal amount were debentures ("Debenture Debt") issued in eleven separate series, secured by notes owed to the Company by partnerships formed to invest in multifamily housing (the "Multi-family Notes"), investor notes and limited partnership interests arising from offerings arranged by the Company in connection with acquisitions of multi-family housing (the "Purchase Note Collateral"). The Debenture Debt has an average interest rate of 11.95% per annum and has maturities ranging from 1996 through 2004. During the fiscal year ended January 31, 1996 and the six months ending July 31, 1996, total interest expense with respect to Debenture Debt was approximately $8.7 million and $4.9 million, respectively, the Purchase Note Collateral produced approximately $3.0 million and $708,105 of interest and related payments to the Company, respectively, which was approximately $5.7 million and $4.2 million less than the amount required to pay interest on the Debenture Debt, respectively. The Company paid the shortfall from cash generated by its operations. Debenture Debt in the aggregate principal amount of approximately $8.7 million, $2.1 million, $19.5 million, $10.3 million and $15.1 million will mature in the respective fiscal years 1996 through 2000. There can be no assurance that amounts received with respect to the Purchase Note Collateral will be sufficient to pay the Company's future debt service obligations with respect to the Debenture Debt. Several of the Multi-family Notes have reached their final maturity dates and, due to the inability, in view of the current cash flows of the properties, to maximize the value of the underlying property at such maturity dates, either through a sale or refinancing, these final maturity dates have been extended by the Company. The Company expects that it may need to extend maturities of other Multi-family Notes.



          Of the Company's Total Debt, an additional $26.5 million principal amount was unsecured, having an average interest rate of 12.97% per annum ("Unsecured Debt") and an additional $5.0 million of such debt is mortgage debt ("Mortgage Debt") with an average interest rate of 12% per annum. The Company incurred the Mortgage Debt, which is secured by adult living communities, in order to facilitate the acquisition financing for such communities. At July 31, 1996, the Company had approximately $21.5 million principal amount of debt ("Investor Note Debt") secured by promissory notes from investors in offerings of limited partnership interests, which debt has an average interest rate of 10.43% per annum. In each of the last five years, the collection rate with respect to such investor notes has exceeded 99% of the principal amount thereof that became due and such collections have been sufficient to pay interest and principal with respect to the Company's related Investor Note Debt. There can be no assurance that future collections will continue at such rate. In the event that future collections are not sufficient to pay interest and principal with respect to the Company's related Investor Note Debt, the Company would need to pay the shortfall from cash generated by its operations and, as a result, the Company's business, operating results and financial condition could be adversely affected. The Company intends to continue to incur Investor Note Debt, utilizing as collateral investor notes generated by future sales of limited partnership interests in Investing Partnerships formed in connection with acquisitions of existing adult living communities. The Company is in the process of issuing additional Unsecured Debt in the amount of $7.5 million to refinance other indebtedness. Although the Company currently does not anticipate incurring additional Debenture Debt or Unsecured Debt, there can be no assurance that this will be the case. For example, the Company may incur additional Debenture Debt or Unsecured Debt as a means of refinancing its existing debt or for working capital purposes. Neither the Company nor the Owning Partnerships have policies limiting the amount or proportion of indebtedness incurred. Certain Investor Note Debt obligations contain provisions requiring the Company to maintain a net worth of $35,000,000. In addition, certain obligations of the Company contain covenants requiring the Company to maintain a consolidated debt to consolidated net worth ratio of, in the most restrictive case, no more than 6.5 to 1. At January 31, 1996 and at July 31, 1996, the Company's consolidated debt to net worth ratio was 6.3 to 1 and 6.2 to 1, respectively. In addition, one obligation of the Company contains a covenant requiring the Company to maintain a debt for borrowed money to consolidated net worth ratio of 5 to 1. At January 31, 1996 and at July 31, 1996, the Company's debt for borrowed money to consolidated net worth ratio was 3.95 to 1 and 3.73 to 1, respectively.



          The formation of the Company pursuant to the merger into the Company of various affiliated corporations and asset transfers resulted in defaults which exist under approximately $6.3 million aggregate principal amount of Investor Note Debt. None of the lenders have commenced any action to pursue remedies in respect of such debt. The Company is currently working with the lenders of such debt on amendments to the underlying debt instruments which would give effect to the formation of the Company and waive any such defaults. Although the Company believes that all such defaults will be waived, there can be no assurance that this will be the case. If any required waiver could not be obtained, the Company would seek to refinance such debt. In the event that the lenders of such debt accelerated such debt or commenced any other actions to pursue remedies, the Company's business, operating results and financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to the Company's Consolidated Financial Statements.


     POTENTIAL INCREASES IN DEBT SERVICE OBLIGATIONS RELATING TO VARIABLE RATE DEBT


          The Investor Note Debt, which totaled $21.5 million in aggregate principal amount at July 31, 1996, bears interest at variable rates determined by reference to the prime rate of the lending banks. Each 1% increase or decrease of the interest rate on such debt would result in an increase or decrease in the annual debt service obligation of the Company of approximately $215,000. Therefore, increases in interest rates could adversely affect the operating results and financial condition of the Company.


     DIFFICULTIES OF MANAGING RAPID EXPANSION

          The Company will pursue an aggressive expansion program, and it expects that its rate of growth will increase as it implements its development program for new adult living communities. The Company's success will depend in large part on identifying suitable development opportunities, and its ability to pursue such opportunities, complete development, and lease up and effectively operate its adult-living communities. The Company's growth has placed a significant burden on the Company's management and operating personnel. The Company's ability to manage its growth effectively will require it to continue to attract, train, motivate, manage and retain key employees. If the Company is unable to manage its growth effectively, its business, operating results and financial condition could be adversely affected. See "Business--Strategy" and "Management--Directors and Executive Officers."

     GUARANTEED RETURN OBLIGATIONS AND PREPAYMENT RIGHTS OF LIMITED PARTNERS


          The Company has financed the acquisition of existing adult living communities it operates by arranging for the private placement of limited partnership interests in Investing Partnerships and intends to continue this practice for all of its future acquisitions of existing adult living communities. The limited partners typically agree to pay their capital contributions over a five-year period. Past offerings have provided, and it is anticipated that future offerings will provide, that the limited partners will receive guaranteed distributions during each of the first five years of their investment equal to between 11% to 12% of their then paid-in scheduled capital contributions. Pursuant to the management contracts with the Owning Partnerships, the Company is required to pay to the Owning Partnerships, and the Owning Partnerships distribute to the Investing Partnerships for distribution to limited partners, amounts sufficient to fund any part of such guaranteed return not paid from cash flow from the related property. During the fiscal year ended January 31, 1996 and the six months ended July 31, 1996, the Company paid approximately $1,025,000 and $2,202,000, respectively, with respect to guaranteed return obligations. The increase in the amount the Company paid with respect to guaranteed return obligations in the six month period ended July 31, 1996 is due to an increase in debt service payments due to the refinancing of a number of its adult living communities, an acceleration of the maintenance and repairs of various adult living communities, and the establishment of capital improvement reserves pursuant to the terms of the newly refinanced loans, which reduced the cashflow and incentive management fees these properties generate and is offset and exceeded by an increase in interest income received by the Company during the six months ended July 31, 1996, which was also the result of such refinancings. The refinancings resulted in the return of over $43 million of capital to limited partners, which reduced the amount of capital upon which the Company is obligated to make payments in respect of guaranteed returns. The refinancings also resulted in increased debt service payments by the Owning Partnerships which own the refinanced adult living communities. These debt service payments reduced the cash flow available to pay the guaranteed return to limited partners during the six months ended July 31, 1996. The decrease in available cash flow exceeded the reduction in the guaranteed return obligations and, therefore, increased the amount required to be paid by the Company with respect to such guaranteed return obligations. The aggregate amount which the

     Company will be required to pay with respect to guaranteed return obligations will depend upon a number of factors, including, among others, the expiration of such obligations for certain partnerships, the cash flow generated by the properties the Company currently operates, the terms of future offerings by Investing Partnerships and the cash flow to be generated by the related properties. Based upon its estimates of these factors, which estimates may vary materially from actual results, the Company anticipates that for at least the next two years, the aggregate guaranteed return obligations with respect to existing and future Investing Partnerships will exceed the aggregate cash flow generated by the related properties, which will result in the need to utilize cash generated by the Company to meet guaranteed return obligations. The aggregate amount of guaranteed return obligations for each of the fiscal years 1996 through 2001 based on existing management contracts is $5,901,000, $13,396,000, $11,306,000, $11,809,000, $9,173,000 and $3,897,000, respectively. Such amounts of guaranteed return obligation are calculated based upon paid-in capital contributions of limited partners as of July 31, 1996 and remaining scheduled capital contributions. Actual amounts of guaranteed return obligations in respect of such contracts will vary based upon the timing and amount of such capital contributions. Furthermore, such amounts of guaranteed return obligations are calculated without regard to the cash flow the related properties will generate that can be used to offset such obligation.


          To the extent that the Company must expend funds to meet its guaranteed return obligations, the Company will have fewer funds available to utilize for other business purposes, including funds for application to its new development plan, to meet other liquidity and capital resource commitments and for dividends, if any. The Company will attempt to structure future offerings by Investing Partnerships to minimize the likelihood that it will be required to utilize the cash it generates to pay guaranteed returns, but there can be no assurance that this will be the case. In the past, limited partners have been allowed to prepay capital contributions. These prepayments reduce the recorded value of the Company's note receivables and reduce interest income received by the Company. Pursuant to the terms of offerings, the Company, as the general partner of each Investing Partnership, has the option not to accept future prepayments by limited partners of capital contributions. The Company has not determined whether it will continue to accept prepayments by limited partners of capital contributions. In addition, by financing the acquisition of existing adult living communities through, and acting as the general partner of, partnerships, the potential exists for claims by limited partners for violations of the terms of the partnership or guaranty agreements and of applicable federal and state securities and blue sky laws and regulations.


          The Company's obligations with respect to guaranteed returns are contractual obligations of the Company to make payments under the management contracts to the Owning Partnerships. In general, the accrual of expenses arising from obligations of the Company, including such obligations under the management contracts, reduces the amount of earnings that might otherwise be available for distribution to stockholders. As described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Deferred Income Earned", the Company has deferred income on sales of interests in Owning Partnerships in respect of such obligations. As a result of such deferrals, the revenues relating to sales are reduced and actual payments of such obligations will generally not result in the recognition of expense unless the underlying property's cash flows are less than anticipated and, as a result thereof, the amount paid by the Company in respect of the guaranteed return obligations is greater than the amount assumed in establishing the amount of such deferred income. If the underlying property's cash flow is greater than the amount utilized in determining deferred income, the Company's earnings will be enhanced by the recognition of deferred income earned and, to the extent cash flow exceeds guaranteed returns, management fees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Revenues," "--Liquidity and Capital Resources" and "Business--Partnership Offerings."


     PROPERTY ENCUMBERED WITH MORTGAGE FINANCING


          The adult living communities currently operated by the Company are generally encumbered with mortgage financing. While these mortgage loans are obligations of the Owning Partnerships rather than direct obligations of the Company, the Company typically provides a guaranty of certain obligations under the mortgages including, for example, any costs incurred for the correction of hazardous environmental conditions. As of July 31, 1996, the aggregate principal amount of the mortgage debt of the Owning Partnerships was approximately $148.3 million and the aggregate annual debt service obligations, excluding any balloon amounts payable at maturity, was approximately

     $13.1 million. Most of this debt contains provisions which limit the ability of the respective Owning Partnerships to further encumber the property. Through January 31, 2001, approximately $89.0 million of balloon payments under the mortgages will become due and payable. The Company anticipates that the Owning Partnerships will make these balloon payments by refinancing the mortgages on their respective properties. The debt service payments on such mortgage debt reduces the cash flow available for distribution by partnerships to limited partners who are typically guaranteed an annual distribution of between 11% and 12% of their paid-in capital during the first five years of any partnership, to the extent not paid from cash flow from the related property. The Company anticipates that it will continue to finance its future acquisitions of existing adult living communities through mortgage financing and partnership offerings. The Company intends to finance its development of adult living communities through mortgage financing and other types of financing, including long-term operating leases arising through sale/leaseback transactions. The financing of Company-developed communities will be direct obligations of the Company and, accordingly, the amount of mortgage indebtedness is expected to increase and the Company expects to have substantial debt service and annual lease payment requirements in the future as the Company pursues its growth strategy. As a result, a substantial portion of the Company's cash flow will be devoted to debt service and fixed lease payments. There can be no assurance that the Company will generate sufficient cash flow from operations to pay its interest and principal obligations on its mortgage debt or to make its lease payments. In addition, the Company arranged for the sale of limited partnership interests in two partnerships organized to make second mortgage loans to the Company to fund approximately 20% of the costs of developing three new adult living communities.



          The formation of the Company pursuant to the merger into the Company of various affiliated corporations and asset transfers resulted in defaults under approximately $11.8 million aggregate principal amount of mortgage debt of Owning Partnerships. None of the lenders have commenced any action to pursue remedies in respect of such debt. The Company is currently working with the lenders of such debt on amendments to the underlying debt instruments which would give effect to the formation of the Company and waive any such defaults. Although the Company believes that all such defaults will be waived, there can be no assurance that this will be the case. If any required waiver could not be obtained, the Company would seek to cause such debt to be refinanced. In the event that the lender of such debt accelerated such debt, sought to foreclose on the properties secured by such debt or commenced other remedies, such Owning Partnerships and the Company's business, operating results and financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources," "Business--Partnership Offerings" and Note 2 of Notes to the Company's Consolidated Financial Statements.



     EXISTING DEFAULTS AND BANKRUPTCIES OF OWNING PARTNERSHIPS



          The Company holds promissory notes ("Purchase Notes") from Investing Partnerships which were formed to acquire controlling interests in Owning Partnerships which own adult living properties ("Adult Living Notes") and Purchase Notes from Investing Partnerships which were formed to acquire controlling interests in Owning Partnerships which own multi-family properties ("Multi-Family Notes"). Because the Adult Living Notes are recorded on the Company's financial statements net of loans from the Investing Partnerships (which loans represent the proceeds of investor note prepayments), all but $2.2 million of the $176.5 million of "Notes and Accrued Interest Receivable," and all but approximately $500,000 of the $54.0 million of "Other Receivables" recorded on the Company's Consolidated Balance Sheet as of July 31, 1996 relate to Multi-Family Notes. (See
     Note 4 to Consolidated Financial Statements.)   The Company holds 169
     Multi-Family Notes which are secured by controlling interests in 126 multi-family properties (the "Multi-Family Properties"). The Company is not a partner in any of the Owning Partnerships which own Multi-Family Properties or in any of the corresponding Investing Partnerships.



          Twenty-seven of the 126 Multi-Family Properties are in default on their respective mortgages. Thirty-six Multi-Family Notes are secured by controlling interests in these 27 properties, which have a recorded value, when combined with the "Other Receivables" relating to said properties, of $72.9 million. The Owning Partnerships that own these 27 properties have been negotiating with the respective mortgage lenders and, in some cases, have obtained workout agreements pursuant to which the lenders generally agree during the term of the agreement not to take any action regarding the mortgage default and to accept reduced debt service payments for a period of time, with the goal of increasing property cash flow to enable the property to fully service its mortgage. Seven of these Owning Partnerships have filed petitions seeking protection from foreclosure actions under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11 Petitions") and the Company anticipates that in the near future two additional Owning Partnerships will similarly seek such protection by filing Chapter 11 Petitions (said nine Owning Partnerships are, collectively, the "Protected Partnerships"). The aggregate "Notes and Accrued Interest Receivable" and "Other Receivables" relating to the nine Multi-Family Notes whose nine related Investing Partnerships own interests in the Protected Partnerships was $24.1 million.



          In order to support the recorded value of these nine Multi-Family Notes, the Selling Stockholders and one of their affiliates have assigned certain interests they own personally in various partnerships that own multi-family properties (the "Assigned Interests") to these nine Investing Partnerships, which Assigned Interests provide additional security for the related nine Multi-Family Notes. In that the appraised value of the Assigned Interests is approximately equal to the previous recorded value of the Investing Partnerships' interests in the Protected Partnerships (which are deemed to have no value due to the filing of the Chapter 11 Petitions), the filing of these petitions by the Protected Partnerships has not resulted in a reduction of the recorded value on the Company's financial statements of these Multi-Family Notes. Each of these nine Investing Partnerships will reassign to the Selling Stockholders and their affiliate any portions of the Assigned Interests not required to maintain the recorded value of its Multi-Family Note after the applicable Protected Partnership emerges from its Chapter 11 proceeding.



          It is possible that the other 18 Owning Partnerships that own Multi-Family Properties that are in default on their mortgages will file
     Chapter 11 Petitions or take similar actions seeking protection from their creditors. In addition, many of the Multi-Family Properties are dependent to varying degrees on Section 8 housing assistance payment contracts with the United States Department of Housing and Urban Development ("HUD"), many of which will expire over the next few years. HUD has introduced various initiatives to restructure its housing subsidy programs by increasing reliance on prevailing market rents, by reducing spending on future
     Section 8 contracts by, among other things, not renewing expiring contracts and by restructuring mortgage debt on those properties where a decline in rental revenues is anticipated. Due to uncertainty regarding the final policies that will result from these initiatives and numerous other factors that affect each property which can change over time (including the local real estate market, the provisions of the mortgage debt encumbering the property, prevailing interest rates and the general state of the economy) it is impossible for the Company to determine whether these initiatives will have an impact on the Multi-Family Properties and, if there is an impact, whether the impact will be positive or negative.



          In view of the foregoing, there can be no assurance that other Owning Partnerships that own Multi-Family Properties will not default on their mortgages, file Chapter 11 Petitions, and/or lose their properties through foreclosure. Unless the Selling Stockholders contribute additional property, and there can be no assurance that they will be willing or able to do so, any future filings of Chapter 11 petitions by Owning Partnerships that own Multi-Family Properties or the loss of any such property through foreclosure would cause the Company to realize a loss equal to the recorded value of the applicable Multi-Family Note plus any related advances, net of any deferred income recorded for such Multi-Family Note which would reduce such loss. In addition, the Company could be required to realize such a loss even in the absence of Chapter 11 Petitions or loss of any such property through foreclosure if, at any time in which the Company's financial statements are issued, such property is considered impaired under applicable accounting rules. Such losses could result in a default by the Company in its covenants under various debt obligations to maintain a specified net worth or debt-to-net worth ratio and could adversely affect the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of
     Operation   Liquidity and Capital Resources".



     LIABILITIES ARISING FROM GENERAL PARTNER STATUS



          The Company is a general partner of all but one of the Owning Partnerships and the general partner of 22 of 34 Investing Partnerships. The mortgage financing of the adult living communities is without recourse to the general credit or assets of the Company except with respect to certain specified obligations, including, for example, costs incurred for the correction of hazardous environmental conditions. However, except for such non-recourse obligations, as a general partner, the Company is fully liable for all partnership obligations, including those presently unknown or unobserved, and unknown or future environmental liabilities.
     The cost of any such obligations or claims, if partially or wholly borne by the Company, could adversely affect the Company's business, operating results and financial condition.


     RIGHT OF PARTNERSHIPS TO TERMINATE MANAGEMENT CONTRACTS

          All of the adult living communities operated by the Company and the nursing home operated by the Company are managed by the Company pursuant to written management contracts, which generally have a five year term coterminous with the Company's guaranty of annual distributions to limited partners. This five-year guaranty obligation has terminated for four of the 34 Investing Partnerships. After the initial five year term, the management contracts are automatically renewed each year, but are cancelable on 30 to 60 days notice at the election of either the Company or the Owning Partnership. Action can be taken in each partnership by a majority in interest of partners on such major matters as the removal of the general partners, the request for or approval or disapproval of a sale of a property owned by a partnership or other significant actions affecting the properties or the partnership. The Company is the general partner of 28 of the 29 Owning Partnerships that own the adult living communities and the nursing home operated by the Company. The Company is also the general partner of 22 of the 34 Investing Partnerships formed to acquire 98% to 99% of the equity interests in said Owning Partnerships. In these cases, termination of the management contracts after their initial five-year terms generally would require removal of the Company as general partner of the Owning and/or Investing Partnership. Removing the Company as the general partner of an Investing Partnership requires the vote of a majority of the holders of limited partner interest and would result in loss of the fee income under those contracts. See "--Conflicts of Interest" and "Business--Partnership Offerings."

     LACK OF UNDERWRITER

          This offering will be made, in part, on a "self-underwritten" basis and, in part, on a best efforts basis through brokers and dealers. The Company has never engaged in the public sale of its securities, and it has no experience in the underwriting of any public securities offerings. Accordingly, there is no prior experience from which investors may judge the Company's ability to consummate this offering. There can be no assurance that the Company will be successful in selling the shares of Common Stock offered hereby. See "Plan of Distribution."

     ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


          Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after the Offering. The Common Stock has been approved for quotation on the NASDAQ National Market, subject to certain conditions. After completion of the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the shares of Common Stock, variations in the Company's operating results, new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the healthcare industry in general or the independent or assisted-living industry in particular. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of the shares of Common Stock. See "Plan of Distribution."


     CONFLICTS OF INTEREST


          Messrs. Luciani and Rodin, the Chairman of the Board and President of the Company, respectively, and entities controlled by them serve as general partners of partnerships directly and indirectly owning multi-family properties and on account of such general partner status have personal liability for recourse partnership obligations and own small equity ownership interests in the partnerships. The Company held notes, aggregating $163.6 million, at July 31, 1996 that are secured by the limited partnership interests in such partnerships. These individuals have provided personal guarantees in certain circumstances to obtain mortgage financing for certain adult living communities operated by the Company and for certain of the Company's Investor Note Debt, and the obligations thereunder may continue. In addition, Messrs. Luciani and Rodin and certain employees will devote a portion of their time to overseeing the third-party managers of multi-family properties and one adult living community in which Messrs. Luciani and Rodin have financial interests but the Company does not. Mr. Luciani devotes approximately 20% of his time to such activities and Mr. Rodin devotes approximately 5% of his time to such activities, although these amounts can vary from year to year. These activities, ownership interests and general partner interests create actual or potential conflicts of interest on the part of these officers. See "Certain Transactions" and Note 10 of Notes to the Company's Consolidated Financial Statements.

          The Company is the managing general partner for 28 of the 29 Owning Partnerships which own the 30 adult living communities and one nursing home which the Company operates. The general partner of the remaining partnership is Terrace Lion Corp., a Missouri corporation whose sole officer, director and shareholder is Maurice Barksdale, a consultant to the Company. The Company also is the general partner for 22 of the 34 Investing Partnerships that own 99% partnership interests in these owning partnerships. In addition, the Company is the managing agent for all of the Company's 30 adult living communities and one nursing home. The Company has financed the acquisition of adult living communities through the sales of limited partnership interests in the investing partnerships. By serving in all of these capacities, the Company may have conflicts of interest in that it has both a duty to act in the best interests of partners of various partnerships, including the limited partners of the Investing Partnerships, and the desire to maximize earnings for the Company's stockholders in the operation of such adult living communities and nursing home. See "Business--Partnership Offerings" and Note 10 of Notes to the Company's Consolidated Financial Statements.

          The Company has acquired one adult living community from an existing Owning Partnership and has agreed to acquire one adult living community from another existing Owning Partnership. The Company will finance these acquisitions using mortgage financing and by arranging for the sale of limited partnership interests in new Investing Partnerships. The Company has obtained the consent to these transactions of the limited partners in the existing Investing Partnerships that own interests in the Owning Partnerships from which the communities will be acquired. The Company may engage in similar transactions in the future. Potential conflicts of interest may exist because of the Company's roles as general partner of each of the selling and acquiring Owning Partnerships and of each of the acquiring Investing Partnerships and, in some cases, the selling Investing Partnerships.

          The Company also may have a conflict of interest in that certain of the adult living communities operated by the Company may face direct competition from other communities operated by the Company. Decisions made by the Company to benefit one such community may not be beneficial to the other, thus exposing the Company to a claim of a breach of fiduciary duty by limited partners. See "Business--Communities."

     DEPENDENCE ON SENIOR MANAGEMENT AND SKILLED PERSONNEL

          The Company depends, and will continue to depend, on the service of its principal executive officers. The loss of the services of one or more of them could have a material adverse effect on the Company's operating results and financial condition. Certain of the Company's officers or entities controlled by them are general partners of partnerships that own or invest in real property and they may be required to devote time to such partnerships. The Company also depends on its ability to attract and retain management personnel who will be responsible for the day-to-day operations of each of its adult living communities. If the Company is unable to hire qualified management to operate such communities, the Company's business, operating results and financial condition could be adversely affected. See "--Conflicts of Interest" and "Management."

     COMPETITION

          The long-term care industry is highly competitive, and the Company believes that the assisted-living segment, in particular, will become even more competitive in the future. The Company will be competing with numerous other companies providing similar long-term care alternatives such as home healthcare agencies, community-based service programs, adult living communities and convalescent centers. The Company expects that, as the provision of assisted-living services receives increased attention and the number of states providing reimbursement for assisted-living rises, competition will intensify as a result of new market entrants. The Company also faces potential competition from skilled-nursing facilities that provide long-term care services. Moreover, in implementing its growth strategy, the Company expects to face competition in its efforts to develop and acquire adult living communities. Some of the Company's present and potential competitors are significantly larger and have, or may obtain, greater financial resources than those of the Company. Consequently, there can be no assurance that the Company will not encounter increased competition in the future that could limit its ability to attract residents or expand its business and therefore have a material adverse effect on its business, operating results and financial condition. Moreover, if the development of new adult living communities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of such communities could cause the Company to experience decreased occupancy and depressed cash flows and operating results. See "Business-- Competition."

     STAFFING AND LABOR COSTS

          The Company competes with other providers of independent- and assisted-living services with respect to attracting and retaining qualified personnel. The Company also is dependent upon the available labor pool of employees. A shortage of trained or other personnel may require the Company to enhance its wage and benefits package in order to compete. No assurance can be given that the Company's labor costs will not increase, or that if they do increase, they can be matched by corresponding increases in rental or management revenue. Any significant failure by the Company to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees."

     DEPENDENCE ON ATTRACTING SENIORS WITH SUFFICIENT RESOURCES TO PAY

          The Company currently, and for the foreseeable future, expects to rely primarily on its residents' ability to pay the Company's fees from their own or familial financial resources. Inflation or other circumstances that adversely affect the ability of seniors to pay for the Company's services could have an adverse effect on the Company. If the Company encounters difficulty in attracting seniors with adequate resources to pay for its services, its business, operating results and financial condition could be adversely affected. See "Business--Operations."

     GOVERNMENT REGULATION

          Healthcare is heavily regulated at the Federal, state and local levels and represents an area of extensive and frequent regulatory change. Currently no federal rules explicitly define or regulate independent- or assisted-living communities. A number of legislative and regulatory initiatives relating to long-term care are proposed or under study at both the federal and state levels that, if enacted or adopted, could have an adverse effect on the Company's business and operating results. The Company cannot predict whether and to what extent any such legislative or regulatory initiative will be enacted or adopted, and therefore cannot assess what effect any current or future initiative would have on the Company's business and operating results. Changes in applicable laws and new interpretations of existing laws can significantly affect the Company's operations, as well as its revenues and expenses. The Company's adult living communities are subject to varying degrees of regulation and licensing by local and state health and social service agencies and other regulatory authorities specific to their location. While regulations and licensing requirements often vary significantly from state to state, they typically relate to fire safety, sanitation, staff training, staffing levels and living accommodations such as room size, number of bathrooms and ventilation, as well as regulatory requirements relating specifically to certain of the Company's health-related services. The Company's success will depend in part on its ability to satisfy such regulations and requirements and to acquire and maintain any required licenses. Federal, state and local governments occasionally conduct unannounced investigations, audits and reviews to determine whether violations of applicable rules and regulations exist. Devoting management and staff time and legal resources to such investigations, as well as any material violation by the Company that is discovered in any such investigation, audit or review, could have a material adverse effect on the Company's business and operating results. See "Business--Strategy" and "--Governmental Regulation."

     CONTROL BY CERTAIN STOCKHOLDERS

          Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the holders of the Common Stock. After giving effect to this Offering, John Luciani and Bernard M. Rodin will collectively beneficially own shares of Common Stock representing approximately 88% of the Company's Common Stock if the Minimum Offering is sold and approximately 78% of the Company's Common Stock if the Maximum Offering is sold. As a result, they will maintain control over the election of a majority of the Company's directors and, thus, over the operations and business of the Company as a whole. In addition, such stockholders will have the ability to prevent certain types of material transactions, including a change of control of the Company. The control by John Luciani and Bernard M. Rodin over a substantial majority of the Company's Common Stock may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal or a tender offer. See "Principal and Selling Stockholders."

     POSSIBLE ENVIRONMENTAL LIABILITIES

          Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knows of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations, and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or any entity who arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without the Company's knowledge, of hazardous or toxic substances at any property held or operated by the Company could have an adverse effect on the Company's business, operating results and financial condition. See "Business--Government Regulation."

     GENERAL REAL ESTATE RISKS

          The performance of the Company's adult living communities is influenced by factors affecting real estate investments, including the general economic climate and local conditions, such as an oversupply of, or a reduction in demand for, adult living communities. Other factors include the attractiveness of properties to tenants, zoning, rent control, environmental quality regulations or other regulatory restrictions, competition from other forms of housing and the ability of the Company to provide adequate maintenance and insurance and to control operating costs, including maintenance, insurance premiums and real estate taxes. Real estate investments also are affected by such factors as applicable laws, including tax laws, interest rates and the availability of financing. The performance of the Company's adult living communities also may be adversely affected by energy shortages and the costs attributable thereto, strikes and other work stoppages by employees of the adult living communities, damage to or destruction of the adult living communities, various catastrophic or other uninsurable losses and defaults by a substantial number of tenants under their leases. The potential for operating losses and the risk of development delays and cost overruns have been previously described. In addition, real estate investments are relatively illiquid and, therefore, limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

     RESTRICTIONS IMPOSED BY LAWS BENEFITING DISABLED PERSONS

          Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional Federal, state and local laws exist which also may require modifications to existing and planned properties to create access to the properties by disabled persons. While the Company believes that its properties are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial. See "Business--Government Regulation."

     LIABILITY AND INSURANCE

          The Company's business entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits alleging malpractice or related legal claims, many of which seek large amounts and result in significant legal costs. The Company expects that from time to time it will be subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies in amounts and with such coverage and deductibles as it deems appropriate, based on the nature and risks of its business, historical experience and industry standards. There can be no assurance, however, that claims in excess of the Company's insurance coverage or claims not covered by the Company's insurance coverage will not arise. A successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company's operating results and financial condition. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually, and there can be no assurance that the Company will be able to obtain liability insurance coverage in the future or, if available, that such coverage will be on acceptable terms. See "Business--Legal Proceedings."

     UNILATERAL DETERMINATION OF OFFERING PRICE

          The public offering price of the shares was determined unilaterally by the Company and has not been negotiated by underwriters or other third parties. Among the factors considered by the Company in determining the price were the history of, and the prospects for, the Company and the industry in which it competes, its past and present operations, its past and present earnings and the trend of such earnings, the present state of the Company's development, the general condition of the securities markets at the time of this offering and the recent market prices of publicly traded common stocks of comparable companies. There can be no assurance that the Shares can be resold at the offering price, if at all. Purchasers of the Shares will be exposed to a substantial risk of a decline in the market price of the Common Stock after the offering, if a market develops. See "Plan of Distribution."

     POLICY NOT TO PAY DIVIDENDS AND POTENTIAL LIMITATIONS ON ABILITY TO PAY DIVIDENDS


          The Company does not anticipate paying dividends subsequent to July 31, 1996. It is the present policy of the Company's Board of Directors to retain earnings, if any, to finance the expansion of the Company's business. The payment of dividends in the future will depend on the results of operations, financial condition, capital expenditure plans and other cash obligations of the Company and will be at the sole discretion of the Board of Directors. In addition, certain provisions of future indebtedness of the Company may prohibit or limit the Company's ability to pay dividends. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     DISCRETIONARY USE OF PROCEEDS


          The Company intends to use all of its net proceeds from the Offering to finance the development of new adult living communities except for approximately $3 million which the Company intends to use for working capital and general corporate purposes. However, since the Company has not, to date, entered into any substantial commitments of capital resources to develop such communities, delays or difficulties in project development could cause the Company to use such net proceeds to acquire existing adult living communities and for general corporate purposes. The Company's management will, therefore, retain broad discretion in allocating all of the net proceeds of the Offering. See "Use of Proceeds."


     ANTI-TAKEOVER CONSIDERATIONS

          The Company's Board of Directors (the "Board of Directors") has the authority, without action by the stockholders, to issue up to 1,000,000 shares of Preferred Stock par value $.0001 per share (the "Preferred Stock"), and to fix the rights and preferences of such shares. This authority, together with certain provisions in the Company's Restated Certificate of Incorporation (the "Certificate") and By-Laws (including provisions that limit stockholder ability to call a stockholders meeting or to remove directors and require a two-thirds vote of stockholders for amendment of certain provisions of the Certificate or approval of certain business combinations), may delay, deter or prevent a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. See "Description of Capital Stock."

     IMMEDIATE AND SUBSTANTIAL DILUTION


          The existing stockholders of the Company acquired their shares of Common Stock at an average cost substantially below the assumed initial public offering price set forth on the cover page of this Prospectus. Therefore, purchasers of Common Stock in the Offering will experience immediate and substantial dilution, which, assuming an initial public offering price of $18.00 per share, will be $13.86 per share assuming the Minimum Offering and $12.62 per share assuming the Maximum Offering. See "Dilution."


     SHARES ELIGIBLE FOR FUTURE SALE

          Sales of substantial amounts of shares of Common Stock in the public market after the Offering or the perception that such sales could occur could adversely affect the market price of the Common Stock and the Company's ability to raise equity. Upon completion of the Offering, the Company will have 11,250,000 shares of Common Stock outstanding assuming the Minimum Offering and 12,500,000 shares of Common Stock outstanding assuming the Maximum Offering. Of the shares outstanding after this Offering, all shares sold in the Offering will be freely tradable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 promulgated under the Securities Act. The remaining shares are "restricted securities" within the meaning of Rule 144. Such restricted securities may be sold subject to the limitations of Rule 144. Furthermore, the Company intends to register approximately 1,250,000 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans. See "Shares Eligible for Future Sale."

                                   USE OF PROCEEDS


          The net proceeds to the Company from the Offering, after deducting estimated commissions and offering expenses payable by the Company, are estimated to be approximately $40.0 million if the Maximum Offering is completed and $19.3 million if the Minimum Offering is completed. The Company intends to use all of its net proceeds to finance the development of new adult living communities except for approximately $3 million which the Company intends to use for working capital and general corporate purposes. However, since the Company has not, to date, entered into any substantial commitments of capital resources to develop such communities, delays or difficulties in project development could cause the Company to use such net proceeds to acquire existing adult living communities and for general corporate purposes. The Company anticipates that most of the construction loans it obtains to finance the development and lease-up costs of the new adult living communities will fund between 75% to 80% of such costs, requiring the Company to contribute 20% to 25% of such costs. The Company arranged for the sale of limited partnership interests in two partnerships organized to make second mortgage loans to the Company to fund approximately 20% of the costs of developing three new adult living communities. The Company will use its net proceeds of the Offering (above the approximately $3 million to be used for working capital and general corporate purposes) plus funds generated by its operations to fund the 20% to 25% of development costs not provided by construction loans. To the extent the Company does not sell sufficient shares of Common Stock to complete the maximum offering, the Company may seek to obtain construction financing from other sources which do not require such levels of equity contributions from the developer, engage in refinancings of newly developed adult living communities that have reached stabilized occupancy or issue additional debt to generate additional funds to continue its development program. See "Business--Strategy".

          Pending the uses outlined above, funds will be placed into short term investments such as governmental obligations, bank certificates of deposit, banker's acceptances, repurchase agreements, short term debt obligations, money market funds, and interest bearing accounts. The Company will not receive any proceeds from the sale of any shares by the Selling Stockholders.

                                   DIVIDEND POLICY


          The Company does not anticipate paying dividends subsequent to July 31, 1996. It is the present policy of the Company's Board of Directors to retain earnings, if any, to finance the expansion of the Company's business. The payment of dividends in the future will depend on the results of operations, financial condition, capital expenditure plans and other cash obligations of the Company and will be at the sole discretion of the Board of Directors. In addition, certain provisions of proposed and future indebtedness of the Company may prohibit or limit the Company's ability to pay dividends. During fiscal 1994, fiscal 1995 and the six months ended July 31, 1996, the Company's predecessors paid dividends and other distributions of $1,886,000, $1,700,000, and $900,000, respectively, exclusive of amounts reflected as officers' compensation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

                                    CAPITALIZATION


          The following table sets forth the actual consolidated capitalization of the Company at July 31, 1996, and as adjusted to reflect (i) the sale of the minimum number of shares of Common Stock by the Company in this offering and (ii) the application of the estimated net proceeds thereof. The table should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                AS OF JULY 31, 1996
                                              -----------------------
                                                          AS ADJUSTED
                                                            MINIMUM
                                              ACTUAL       OFFERING
                                              ------       --------
                                                  (IN THOUSANDS)
                                                  --------------

     Bank Debt . . . . . . . . . . . . . . .  $30,740       $30,740

     Other debt, principally debentures  . .  101,891       101,891

     Stockholders' equity:
       Preferred Stock, $.0001 par value;
        1,000,000 shares authorized; none
        issued and outstanding . . . . . . .       --            --

       Common Stock, $.01 par value;
        20,000,000 shares authorized;
        10,000,000 shares issued and
        outstanding; 11,250,000 shares
        issued and outstanding as adjusted
        for Minimum Offering (1) . . . . . .      100           113

       Accumulated deficit . . . . . . . . .     (405)         (405)

                                               35,817        55,144
       Additional paid-in capital (1)  . . .   ------        ------

                                               35,512        54,852
           Total stockholders' equity  . . .   ------        ------

                                             $168,143      $187,483
             Total capitalization  . . . . . ========      ========


     (1) Gives effect to a 1,084.1-for-1 stock split and reduction in par value from $.10 to $.01 which will occur upon the closing of the Offering. Does not include 1,250,000 shares reserved for issuance under the Company's stock option plans.

                                       DILUTION


          The net tangible book value of the Company's Common Stock at July 31, 1996 was approximately $27,238,000, or $2.72 per share. Net tangible book value per share is determined by dividing the number of outstanding shares of Common Stock into the net tangible book value of the Company (total net assets of $35,512,000 less intangible assets of $8,274,000). After giving effect to the Minimum Offering (based upon an assumed initial public offering price of $18.00 per share, and after deduction of commissions and estimated offering expenses payable by the Company), the pro forma net tangible book value of the Common Stock at July 31, 1996 would have been $46,578,000, or $4.14 per share, representing an immediate increase in pro forma net tangible book value of $1.42 per share to existing stockholders and an immediate dilution of $13.86 per share to new investors. After giving effect to the Maximum Offering (based upon an assumed initial public offering price of $18.00 per share and after deduction of commissions and estimated offering expenses payable by the Company), pro forma net tangible book value of the Common Stock of July 31, 1996 would have been $67,278,000, or $5.38 per share, representing an immediate increase in pro forma net tangible book value of $2.66 per share to existing shareholders and an immediate dilution of $12.62 per share to new investors. The following table illustrates the immediate per share dilution:



                                                        Minimum     Maximum
                                                       Offering    Offering
                                                       --------    --------
     Assumed initial public offering price per share   $18.00       $18.00

       Net tangible book value per share as of
         July 31, 1996 . . . . . . . . . . . . . . .     2.72         2.72

       Increase per share attributable to new
         investors . . . . . . . . . . . . . . . . .     1.42         2.66
                                                        -----        -----
     Pro forma net tangible book value per
      share after offering . . . . . . . . . . . . .     4.14         5.38
                                                        -----        -----
     Net tangible book value dilution per share to
     new investors . . . . . . . . . . . . . . . . .   $13.86       $12.62
                                                       ======       ======



          The following tables summarize, on a pro forma basis at July 31, 1996, the difference between the number of shares purchased from the Company, total consideration paid and the average price paid per share by existing stockholders (based upon Total Stockholders' Equity at July 31, 1996) and new investors after giving effect to the Minimum Offering and the Maximum Offering, respectively:


                             MINIMUM OFFERING
                             SHARES PURCHASED
                             ----------------
                            NUMBER      PERCENT
                            ------      -------
     Selling
     Stockholders(1) . . .  9,861,111       88
     New investors(1)  . .  1,388,889       12
                           ----------      ---
          Total  . . . . . 11,250,000      100
                           ==========      ===


                                         MINIMUM OFFERING
                                         ----------------
                                      TOTAL CONSIDERATION PAID
                                      ------------------------
                                                                AVERAGE PRICE
                                    AMOUNT           PERCENT      PER SHARE
                                    ------           -------    -------------

     Selling Stockholders(1) .   $35,512,000            59          $3.60
     New investors(1)  . . . .    25,000,000            41         $18.00
                                 -----------           ---
       Total . . . . . . . . .   $60,512,000           100
                                 ===========           ===


     (1) Upon completion of the Minimum Offering, the Selling Stockholders will own 9,861,111 shares of Common Stock, and the new investors will own 1,388,889 shares of Common Stock, representing 100% of the outstanding shares of Common Stock.


                                 MAXIMUM OFFERING
                                 ----------------
                                 SHARES PURCHASED
                                 ----------------
                                NUMBER      PERCENT
                                ------      -------
     Selling
     Stockholders(1) . . .    9,722,222        78

     New investors(1)  . .    2,777,778        22
                              ---------       ---
       Total . . . . . . .   12,500,000       100
                             ==========       ===


                                         MAXIMUM OFFERING
                                         ----------------
                                     TOTAL CONSIDERATION PAID
                                     ------------------------
                                                              AVERAGE PRICE
                                    AMOUNT         PERCENT      PER SHARE
                                    ------         -------    -------------

     Selling Stockholders(1) .   $35,512,000          42          $3.65

     New investors(1)  . . . .    50,000,000          58         $18.00
                                 -----------         ---
       Total . . . . . . . . .   $85,512,000         100
                                 ===========         ===


     (1) Upon completion of the Maximum Offering, the Selling Stockholders will own 9,722,222 shares of Common Stock, and the new investors will own 2,777,778 shares of Common Stock, representing 100% of the outstanding shares of Common Stock.

                         SELECTED CONSOLIDATED FINANCIAL DATA

                 (in thousands, except per share data and other data)

               The following selected consolidated financial data, except as noted herein, have been taken or derived from the Company's consolidated financial statements and should be read in conjunction with the consolidated financial statements and the related notes thereto included herein. The results of operations for an interim period have been prepared on the same basis as the year end financial statements and, in the opinion of management, contain all adjustments, consisting of only normally recurring adjustments, necessary for a fair presentation of the results of operations for such period. The results of operations for an interim period may not give a true indication of results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                            YEARS ENDED JANUARY 31,
                                   -------------------------------------------
                                   1992      1993      1994      1995     1996
                                   ----      ----      ----      ----     ----
     STATEMENT OF
      OPERATIONS DATA:
     Revenues:
       Sales . . . . . . . . . $ 23,088  $ 24,654  $ 29,461  $ 29,000  $ 41,407
       Deferred income earned       253       792     6,668     3,518     9,140
       Interest income . . . .   25,584    13,209    13,315     9,503    12,689
       Property management
        fees from related
        parties  . . . . . . .      449       584     4,124     4,516     4,666
       Other income  . . . . .       --        --        --        --     1,013
                                -------   -------   -------   -------   -------
                                 49,374    39,239    53,568    46,537    68,915
                                -------   -------   -------    ------   -------
     Costs and expenses:
       Cost of sales . . . . .   15,983    14,685    26,548    21,249    27,112
       Selling . . . . . . . .    6,256     7,027     6,706     6,002     7,664
       Interest  . . . . . . .   14,021    11,874    10,991    13,610    15,808
       General and
        administrative . . . .    5,836     5,617     5,271     6,688     8,475
       Officers'
        Compensation(1)  . . .    1,200     1,200     1,200     1,200     1,200
       Depreciation and             412       975     1,433     2,290     2,620
        amortization . . . . .  -------   -------   -------   -------   -------
                                 43,708    41,378    52,149    51,039    62,879
                                -------   -------   -------   -------   -------
     Income (loss) before
      provision for income
      taxes  . . . . . . . . .    5,666    (2,139)    1,419    (4,502)    6,036

     Provision for income
      taxes  . . . . . . . . .       --       --         --        --        --
                                -------   -------   -------   -------   -------
     Net income (loss)            5,666    (2,139)    1,419    (4,502)    6,036

     Pro-forma income tax         2,266      (856)      568    (1,801)    2,414
      provisions (benefit)(2)   -------   -------   -------   -------    ------

     Pro-forma net income       $ 3,400   $ 1,283   $   851   $(2,701)   $3,622
      (loss)(2)  . . . . . . .  =======   =======   =======   =======    ======

     Pro-forma earnings (loss)  $   .34   $  (.13)  $   .09   $  (.27)   $  .36
     per common share(2) . . .  =======   =======   =======   =======    ======

     Weighted average common     10,000    10,000    10,000    10,000    10,000
      shares used  . . . . . .  =======   =======   =======   =======   =======

     Other Data:

       Adult living
        communities
        operated (end of              9        14        18        24       28
        period)  . . . . . . .  =======   =======   =======   =======  =======

       Number of units (end of    1,639     2,336     2,834     3,683    4,164
         period) . . . . . . .  =======   =======   =======   =======  =======

      Average occupancy           83.3%     90.6%     90.4%     89.3%    94.7%
         percentage (3)  . . .  =======   =======   =======   =======  =======



                                                 SIX MONTHS ENDED
                                                     JULY 31,
                                               -------------------
                                               1995           1996
                                               ----           ----
     STATEMENT OF
      OPERATIONS DATA:
     Revenues:
       Sales . . . . . . . . . . . . . .       $19,991     $18,836
       Deferred income earned  . . . . .         4,570          --
       Interest income . . . . . . . . .         7,030       7,886
       Property management
       fees from related
       parties . . . . . . . . . . . . .         2,890       1,559
       Other income  . . . . . . . . . .           925          --
                                               -------     -------
                                                35,406      28,281
                                               -------     -------

     Costs and expenses:
       Cost of sales . . . . . . . . . .        14,855       9,323
       Selling . . . . . . . . . . . . .         3,854       3,489
       Interest  . . . . . . . . . . . .         7,891       7,802
       General and administrative  . . .         3,586       4,099
       Officers' Compensation(1) . . . .           600         600
       Depreciation and amortization . .         1,491       1,730
                                              --------     -------
                                                32,277      27,043
                                              --------     -------

     Income (loss) before provision
       for income taxes  . . . . . . . .         3,129       1,238
                                                    --         330
     Provision for income taxes  . . . .      --------     -------

     Net income (loss)                           3,129         908

     Pro-forma income tax                        1,252         165
       provisions (benefit)(2) . . . . .       -------     -------

                                                $1,877        $743
     Pro-forma net income (loss)(2)  . .       =======     =======

     Pro-forma earnings (loss) per                $.19        $.07
       common share(2) . . . . . . . . .       =======     =======

     Weighted average common                    10,000      10,000
       shares used . . . . . . . . . . .       =======     =======

     Other Data:

       Adult living communities                     26          30
         operated (end of period)  . . .       =======     =======

       Number of units (end of                   3,777       4,350
         period) . . . . . . . . . . . .       =======     =======

       Average occupancy                         93.0%       92.7%
         percentage (3)  . . . . . . . .       =======     =======

                                              AS OF JANUARY 31,
                                       -------------------------------

                                         1992         1993        1994
                                         ----         ----        ----
     BALANCE SHEET DATA:

       Cash and cash equivalents . .   $  3,477    $  6,455    $  9,335

       Notes and receivables-net . .    230,760     234,115     227,411

       Total assets  . . . . . . . .    241,691     251,118     249,203

       Total liabilities . . . . . .    191,234     203,990     211,647

       Stockholders' equity  . . . .     50,457      47,128      37,556





                                         AS OF JANUARY 31,       AS OF JULY 31,
                                         ------------------      --------------
                                           1995        1996           1996
                                           ----        ----           ----

     BALANCE SHEET DATA:

       Cash and cash equivalents . . .    $ 10,950   $ 17,961      $   7,190

       Notes and receivables-net . . .     220,014    223,736        226,044

       Total assets  . . . . . . . . .     249,047    260,742        254,364

       Total liabilities . . . . . . .     217,879    225,238        218,852

       Stockholders' equity  . . . . .      31,168     35,504         35,512


     --------------


     (1) John Luciani and Bernard M. Rodin, the Chairman of the Board and President, respectively, of the Company received dividends and distributions from the Company's predecessors but did not receive compensation. Officers' Compensation is based upon the aggregate compensation currently received by such officers, $600,000 a year for each such officer. Amounts received by such officers in excess of such amounts are treated as dividends for purposes of the Company's financial statements. In the first six months of fiscal 1996, such officers also received $450,000 each as a dividend. See "Management."


     (2) The Company's predecessors were Sub-chapter S corporations and a partnership. The pro forma statement of operations data reflects provisions for federal and state income taxes as if the Company had been subject to federal and state income taxation as a C corporation during each of the periods presented.

     (3) Average occupancy percentages were determined by adding all of the occupancy percentages of the individual communities and dividing that number by the total number of communities. The average occupancy percentage for each particular community was determined by dividing the number of occupied apartment units in the particular community on the given date by the total number of apartment units in the particular community.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     OVERVIEW


          The Company is a fully integrated provider of adult living accommodations and services which acquires, finances, develops and manages adult living communities. The Company's revenues have been, and are expected to continue to be, primarily derived from sales of partnership interests in partnerships it organizes to finance the acquisition of existing adult living communities. The Company manages such adult living communities and, as a result, is one of the largest operators of adult living communities in the United States, operating communities offering both independent and assisted living services. The Company currently operates 30 adult living communities containing 4,350 apartment units in 11 states in the Sun Belt and the Mid-West. The Company also operates one 60-bed skilled nursing facility. To the extent that the development plan described below is successfully implemented, the Company anticipates that the percentage of its revenues derived from sales of partnership interests would decrease and that the percentage of revenues derived from newly constructed communities would increase.


          The Company was formed pursuant to the merger of various Sub-
     Chapter S corporations which were wholly owned by the Selling Stockholders and the transfer of certain assets by and assumption of certain liabilities of (i) a partnership that was wholly owned by the Selling Stockholders and
     (ii) the Selling Stockholders individually. In exchange for the transfer of such stock and assets, the Selling Stockholders received shares of the Company's Common Stock. These transactions are collectively called the "reorganization". All of the assets and liabilities of the reorganization were transferred at historical cost. The reorganization was effective as of April 1, 1996. Prior to the reorganization, the various Sub-chapter S corporations and the partnership, which were wholly-owned by the Selling Stockholders were historically reported on a combined basis.





          Historically, the Company has financed the acquisition and development of multi-family and adult living communities by utilizing mortgage financing and by arranging for the sale of limited partnership interests. The Company is the general partner of all but one of the partnerships that owns the adult living communities in the Company s portfolio and the Company manages all of the adult living communities in its portfolio. The Company has a participation in the cash flow, sale proceeds and refinancing proceeds of the properties after certain priority payments to the limited partners. The existing adult living communities managed by the Company are not owned by the Company. Future revenues, if any, of the Company relating to such communities would primarily arise in the form of (i) deferred income earned on sales of interests in the Owning Partnerships for such communities, (ii) management fees and (iii) amounts payable by the Investing Partnerships to the Company in the event of the subsequent sale or refinancing of such communities. The Company intends to continue to finance its future acquisitions of existing adult living communities by utilizing mortgage financing and by arranging for the sale of partnership interests, and anticipates acquiring four to eight such communities during the next two years. The Company has entered into contracts to acquire an adult living community in Morristown, Tennessee containing 180 apartment units, an adult living community in Tampa, Florida containing 164 apartment units and two adult living communities in Sparks, Nevada containing 92 apartment units and 64 apartment units, respectively. In addition, the Company has acquired one adult living community from an existing Owning Partnership and has agreed to acquire one adult living community from another existing owning partnership, and may engage in other similar transactions.


          The Company has adopted a development plan pursuant to which it intends to construct between 18 and 24 adult living communities during the next two years containing between 2,268 and 3,408 apartment units. The Company plans to own or operate pursuant to long-term leases or similar arrangements the adult living communities that will be developed under the plan. The Company will use proceeds of this Offering, mortgage financing and long-term leases or similar arrangements to finance the development, construction and initial operating costs.

          The Company derives its revenues from sales of interests in adult living real estate limited partnerships, recognition of deferred income with respect to such partnerships, interest on notes received by the Company from such partnerships as part of the purchase price for the sale of interests, and property management fees received by the Company:

     .    Sales.  Sales of interests in adult living real estate partnerships are recognized when the profit on the transaction is determinable, that is, the collectibility of the sales price is reasonably assured and the earnings process is virtually complete. The Company determines the collectibility of the sales price by evidence supporting the buyers' substantial initial and continuing investment in the adult living communities as well as other factors such as age, location and cash flow of the underlying property.


     .    Deferred Income Earned.  The Company has deferred income on sales to
     Investing Partnerships of interests in Owning Partnerships. The Company has arranged for the private placement of limited partnership interests in Investing Partnerships. Offerings of interests in Investing Partnerships which were formed to acquire controlling interests in Owning Partnerships which own adult living properties ("Adult Living Owning Partnerships") provide that the limited partners will receive guaranteed distributions during each of the first five years of their investment equal to between 11% to 12% of their then paid-in capital contributions. Pursuant to management contracts with the Adult Living Owning Partnerships, the Company is required to pay to the Adult Living Owning Partnerships, and the Adult Living Owning Partnerships distribute to the Investing Partnership for distribution to limited partners, amounts sufficient to fund any part of such guaranteed return not paid from cash flow from the related property. The amount of deferred income for each property is calculated at the beginning of each fiscal year in a multi-step process. First, based on the property's cash flow in the previous fiscal year, the probable cash flow for the property for the current fiscal year is determined and that amount is initially assumed to be constant for each remaining year of the guaranty period (the "Initial Cash Flow"). The Initial Cash Flow is then compared to the guaranteed return obligation for the property for each remaining year of the guaranty period. If the Initial Cash Flow exceeds the guaranteed return obligation for any fiscal year, the excess Initial Cash Flow is added to the assumed Initial Cash Flow for the following fiscal year and this adjusted Initial Cash Flow is then compared to the guaranteed return obligation for said following fiscal year. If the Initial Cash Flow is less than the guaranteed return obligation for any fiscal year, a deferred income liability is created in an amount equal to such shortfall and no adjustment is made to the Initial Cash Flow for the following year. As this process is performed for each property every year, changes in a property's actual cash flow will result in changes to the assumed Initial Cash Flow utilized in this process and will result in increases or decreases to the deferred income liability for the property. Any deferred income liability created in the year the interest in the Owning Partnership is sold reduces revenues relating to the sale. The payment of the guaranteed obligations, however, will generally not result in the recognition of expense unless the property's actual cash flow for the year is less than the Initial Cash Flow for the year, as adjusted, and as a result thereof, the amount paid by the Company in respect of the guaranteed return obligations is greater than the amount assumed in establishing the deferred income liability. If, however, the property's actual cash flow is greater than the Initial Cash Flow for the year, as adjusted, the Company's earnings will be enhanced by the recognition of deferred income earned and, to the extent cash flow exceeds guaranteed returns, management fees. The Company accounts for the sales of controlling interests in Owning Partnerships which own multi-family properties ("Multi-Family Owning Partnerships") under the installment method. Under the installment method the gross profit is determined at the time of sale. The revenue recorded in any given year would equal the cash collections multiplied by the gross profit percentage. The Company has deferred all future income to be recognized on these transactions. Losses on these properties are recognized immediately upon sale. Sales of controlling interests in Multi-Family Owning Partnerships account for 87% of Company's deferred income.


     .    Interest Income.  The Company has note receivables from Investing
     Partnerships which were formed to acquire interests in Owning Partnerships which own adult living communities. Such notes generally have interest rates ranging from 11% to 13.875% per annum and are due in installments over five years from the date the Investing Partnership acquired its interest in the Owning Partnership. The notes represent senior indebtedness of the related limited partnership and are collateralized by Investing Partnership's interest in the Owning Partnership that owns the related adult living community. These properties are generally encumbered by mortgages. The mortgages generally bear interest at rates ranging from 8% to 9.5% per annum. The mortgages are generally collateralized by a mortgage lien on the related adult living communities. Principal and interest payments on each note are also collateralized by the investor notes payable to the Investing Partnership to which the limited partners are admitted.

          The Company also has note receivables from limited partnerships which were formed to acquire controlling interests in multi-family properties. The notes have maturity dates ranging from ten to fifteen years from the date the partnership interests were sold. Several notes have reached their final maturity dates and, due to the inability, in view of the current cash flows of the properties, to maximize the value of the underlying property at such maturity dates, either through a sale or refinancing, these final maturity dates have been extended by the Company. The Company expects that it may need to extend maturities of other Multi-family Notes. The notes represent senior indebtedness of the related limited partnership and are collateralized by a 99% partnership interest in the partnership that owns the related multi-family property. These properties are encumbered by mortgages, which generally bear interest rates ranging from 7% to 12% per annum. The mortgages are collateralized by a mortgage lien on the related multi-family property. Interest payments on each note also are collateralized by the investor notes.

     .    Management fees.  Property management fees earned for services provided to related parties are recognized as revenue when related services have been performed.


     Results of Operation


     . Revenues


          Revenues for the three months ended July 31, 1996 were $10.7 million compared to $21.7 million for the three months ended July 31, 1995, a decrease of $11.0 million or 50.7%. Revenues for the six months ended July 31, 1996 were $28.3 million compared to $35.4 million for the six months ended July 31, 1995, a decrease of $7.1 million or 20.1%. Revenues for the fiscal year ended January 31, 1996 ("Fiscal 1995") were $68.9 million compared to $46.5 million for the year ending January 31, 1995 ("Fiscal 1994"), representing an increase of $22.4 million or 47.3%. Revenues for Fiscal 1994 were $46.5 million compared to $53.6 million for the year ended January 31, 1994 ("Fiscal 1993"), representing a decrease of $7.1 million or 13.2%.



          Sales for the three months ended July 31, 1996 were $8.1 million compared to $14.2 million for the three months ended July 31, 1995, a decrease of $6.1 million or 43.0%. The decrease is attributable to the sale of partnership interests relating to 83% of one adult living community in the three months ended July 31, 1996 as compared to two adult living communities in the three months ended July 31, 1995. Sales for the six months ended July 31, 1996 were $18.8 million compared to $20.0 million for the six months ended July 31, 1995, a decrease of $1.2 million or 6.0%. This decrease is attributable to slightly lower revenue generated from the sale of partnership interests relating to three adult living communities in the six months ended July 31, 1996 as compared to the sale of partnership interests relating to three adult living communities in the six months ended July 31, 1995. Sales for Fiscal 1995 were $41.4 million compared to $29.0 million for Fiscal 1994, representing an increase of $12.4 million or 42.8%. The increase is attributable to the sale of partnership interests relating to six adult living communities in Fiscal 1995 compared to four in Fiscal 1994. Sales for Fiscal 1994 were $29.0 million compared to $29.5 million for Fiscal 1993, representing a decrease of $500,000 or 1.7%. In both Fiscal 1994 and 1993, the Company arranged for the sale of partnership interests relating to four adult living communities.



          There was no deferred income earned in the three months ended July
     31, 1996 compared to $2.3 million for the three months ended July 31, 1995, a decrease of $2.3 million or 100.0%. There was no deferred income earned in the six months ended July 31, 1996 compared to $4.6 million for the six months ended July 31, 1995, a decrease of $4.6 million or 100.0%. In February and March 1996, the Company arranged for the refinancing of existing mortgages on six adult living communities and initial mortgage financing on four adult living communities, which resulted in the return of over $43.0 million of capital to limited partners and which reduced the Company's obligations with respect to the guarantee of annual returns to such limited partners. Because the refinancings were completed or committed to before the completion of the Company's financial statements for Fiscal 1995, the Company recognized deferred income with respect to such refinanced properties in Fiscal 1995 rather than in the six months ended July 31, 1996. Deferred income earned increased to $9.1 million in Fiscal 1995 from $3.5 million in Fiscal 1994, representing an increase of $5.6 million or 160%. The increase in the recognition of deferred income earned is primarily as a result of increased cash flows from adult living communities and the refinancing of a number of adult living communities in March 1996, as described above. Deferred income earned in Fiscal 1994 were $3.5 million compared to $6.7 million for Fiscal 1993, representing a decrease of $3.2 million or 47.8%. This decrease is principally due to the high amount of deferred income earned in Fiscal 1993 because of a significant increase in the cash flow of a number of adult living communities in that year as compared to previous years, thus allowing for the realization of a substantial amount of deferred income in Fiscal 1993. While cash flow from adult living communities continued to increase in Fiscal 1994, it did not increase at the same rate as in Fiscal 1993, resulting in the realization of less deferred income in Fiscal 1994 than in Fiscal 1993.



          Interest income for the three months ended July 31, 1996 was $1.9 million compared to $2.9 million for the three months ended July 31, 1995, a decrease of $1.0 million or 34.5%. Interest income for the six months ended July 31, 1996 was $7.9 million compared to $7.0 million for the six months ended July 31, 1995, an increase of $900,000 million or 12.9%. The refinancing of a number of adult living communities in February and March 1996 resulted in the return of over $43.0 million of capital to limited partners, thereby accelerating the receipt of scheduled interest payments received by the Company in the three months ending April 30, 1996. This accelerated receipt of scheduled interest payments in the three months ended April 30, 1996 caused interest income for the six months ended July 31, 1996 to be greater than interest income for the six months ended July 31, 1995, but also resulted in a reduction of the scheduled interest payments that would otherwise have been received in the three months ended July 31, 1996. The refinancings also resulted in a reduction of interest income for the three months ended July 31, 1996 due to the prepayment of mortgages held by the Company. In addition, cash flow generated by various multi-family properties, which the Company receives as interest income on the related Purchase Notes and which the Company receives in semi-annual installments at varying dates which can change from year to year, was lower in the three months ended July 31, 1996 as compared to the three months ended July 31, 1995. Interest income for Fiscal 1995 was $12.7 million compared to $9.5 million for Fiscal 1994, representing an increase of $3.2 million or 33.7%. Such increase reflects the increased aggregate interest received on notes from limited partnerships as a result of an increase in the aggregate principal amount of such notes. The increase in aggregate principal amount reflects an increase in the number of existing adult living communities operated by the Company and in the number of offerings in connection with acquisitions of adult living communities to six in Fiscal 1995, compared to four in Fiscal 1994. The increase in interest income in Fiscal 1995 also reflects an interest payment realized in connection with a mortgage debt restructuring for a multi-family property. Interest income for Fiscal 1994 was $9.5 million compared to $13.3 million for Fiscal 1993, representing a decrease of $3.8 million or 28.6%. This decrease was primarily attributable to the continuing decline in the amounts receivable and collected of investor notes relating to offerings in connection with acquisitions of multi-family properties (which decline reflects the Company's discontinuance of multi-family property acquisitions and offerings after 1986), which investor note collections were applied as interest payments under their respective limited partnership note payable to the Company.



          Property management fees from related parties for the three months ended July 31, 1996 were $700,000 compared to $1.4 million for the three months ended July 31, 1995, a decrease of 700,000 or 50.0%. Property management fees from related parties for the six months ended July 31, 1996 were 1.6 million compared to $2.9 million for the six months ended July 31, 1995, a decrease of $1.3 million or 44.8%. These decreases are primarily due to (i) an acceleration of the maintenance and repairs to various adult living communities, which reduced cash flow and the incentive management fees the properties generated, (ii) the increased debt service on various adult living communities due to the refinancing of such properties in March 1996, which reduced the cash flow produced by such properties and the incentive management fees these properties generate to a greater extent than the reduction of the Company's guaranteed return obligation due to said refinancing, and (iii) the establishment of capital improvement reserves pursuant to the terms of the newly refinanced loans, which reserves reduce the cash flow and incentive management fees these properties generate. Property management fees from related parties were $4.6 million in Fiscal 1995 compared to $4.5 million in Fiscal 1994, representing an increase of $100,000 or 2.2%. The increase is primarily due to an increase of additional properties under management during the period, as partially offset by a decrease in incentive management fees received by the Company due to the Company's guarantee obligations increasing at a rate faster than the rate of increase of the cash flow generated by the respective adult living communities. Property management fees from related parties increased to $4.5 million in Fiscal 1994 compared to $4.1 million in Fiscal 1993, representing an increase of $400,000 or 9.8%. The increase is attributable to additional properties under management during the period.



          There was no other income for the three months ended July 31, 1996 as compared to $1.0 million of other income for the three months ended July 31, 1995, a decrease of $1.0 million or 100.0%. There was no other income for the six months ended July 31, 1996 as compared to $1.0 million for the six months ended July 31, 1995, a decrease of $1.0 million or 100.0%. The decreases are due to the non-recurring nature of the other income recognized in the three months and six months ended July 31, 1995, which resulted from the restructuring and reduction of a development fee obligation of the Company. Other income increased to $1.0 million in Fiscal 1995 from no other income earned in Fiscal 1994, representing an increase of $1.0 million. The increase is due to the restructuring and reduction of said development fee obligation of the Company. There was no other income in Fiscal 1994 or Fiscal 1993.



     . Cost of Sales


          Cost of sales, which include the cash portion of the purchase price for properties plus related transaction costs and expenses, for the three months ended July 31, 1996 were $4.3 million compared to $10.8 million for the three months ended July 31, 1995, a decrease of $6.5 million or 60.2%. The decrease is due to the establishment in the three months ended July 31, 1995 of a deferred income liability relating to the acquisitions occurring in said period, which increased the cost of sales, as compared to the three months ended July 31, 1996, where no such liability was established. Cost of sales as a percent of sales decreased from 75.5% for the three months ended July 31, 1995 to 52.8% for the three months ended July 31, 1996. The decrease can be attributed to the establishment in the three months ended July 31, 1995 of a deferred income liability relating to the acquisitions occurring in said period, which increased the cost of sales, as compared to the three months ended July 31, 1996, where no such liability was established and to the Company's ability to acquire properties on more favorable terms and to obtain more favorable mortgage financings for its acquisitions (i.e. - higher loan-to-value ratios). Cost of sales for the six months ended July 31, 1996 were $9.3 million compared to $14.9 million for the six months ended July 31, 1995, a decrease of $5.6 million or 37.6%. The decrease is primarily due to the establishment in the six months ended July 31, 1995 of a deferred income liability relating to the acquisitions occurring in said period, which increased the cost of sales, as compared to the six months ended July 31, 1996, where no such liability was established and is also due to the Company's ability to acquire properties on more favorable terms and to obtain more favorable mortgage financings for its acquisitions (i.e. - higher loan-to-value ratios and preferred interest rates). Cost of sales as a percent of sales decreased from 74.1% for the six months ended July 31, 1995 to 48.9% for the six months ended July 31, 1996. The decrease is primarily due to the establishment in the six months ended July 31, 1995 of the deferred income liability referred to above. Cost of sales for Fiscal 1995 was $27.1 million compared to $21.2 million in Fiscal 1994, representing an increase of $5.9 million or 27.8%. The increase can be primarily attributed to the acquisition by the Company of six properties in Fiscal 1995 with combined purchase prices of $35 million as compared to the acquisition of four properties in Fiscal 1994 with combined purchase prices of $22.3 million. The increase in the aggregate purchase price of properties acquired was partially offset by an increased use of mortgage financing for acquisitions in Fiscal 1995 from levels of mortgage financing for Fiscal 1994, which reduced cash expenditures by the Company for such acquisitions. Cost of sales as a percent of sales decreased from 73.2% in Fiscal 1994 to 65.5% in Fiscal 1995. The decrease can be attributed principally to the Company's ability to obtain more favorable mortgage financing for its acquisitions (i.e. - higher loan-to-value ratios and preferred interest rates), which has contributed to the decrease in the cost of sales, and has enabled the Company to also obtain more favorable pricing when arranging for the sale of partnership interests, which has contributed to the increase in sales, thus creating larger gross margins. Cost of sales for Fiscal 1994 were $21.2 million compared to $26.5 million for Fiscal 1993, a decrease of $5.3 million or 20%. This decrease was due primarily to the use of mortgage financing for property acquisitions in Fiscal 1994, which reduced cash expenditures by the Company for property acquisitions from such expenditures for Fiscal 1993 where no such mortgage financing was used. Cost of sales as a percent of sales decreased from 90% in Fiscal 1993 to 73.2% in Fiscal 1994. This decrease is principally due to the use of mortgage financing for property acquisitions in Fiscal 1994, which reduced cash expenditures by the Company for property acquisitions from such expenditures for Fiscal 1993, in which mortgage financing was not used.


          Several factors, including the collapse of the real estate market in the late 1980's and early 1990's, which resulted in a number of distressed property sales and limited competition from other prospective purchasers, allowed the Company to acquire existing adult living communities at such time on relatively favorable terms. Mortgage financing, however, was generally either not available or available only on relatively unattractive terms during this period, which made acquisitions more difficult because they either required large outlays of cash or the use of mortgage financing on relatively unfavorable terms. During the last several years, several factors have contributed towards a trend to less favorable terms for acquisitions of adult living communities, including a recovery in the market for adult living communities and increased competition from other prospective purchasers of adult living communities. The Company, however, has been able to obtain mortgage financing on increasingly favorable terms (i.e. - the Company has obtained mortgages for a greater percentage of the purchase price and at preferred rates). These factors, combined with an overall reduction of interest rates, have partially offset the factors that have led to more unfavorable acquisition terms. A significant change in these or other factors (including, in particular, a significant rise in interest rates) could prevent the Company from acquiring communities on terms favorable enough to offset the start-up losses of newly-developed communities as well as the Company's debt service obligations, guaranty obligations and the Company's selling, general and administrative expenses. Although the Company has been able to acquire adult living communities on more favorable terms in the six months ended July 31, 1996, there can be no assurance that this nascent trend towards improving acquisition terms will continue. Although the Company does not expect that this trend towards improving acquisition terms will continue, if it does continue, the Company may increase the number of existing adult living communities it acquires and decrease the number it develops in that the continuation of this trend would eventually result in it being more affordable to buy existing communities than to build new ones.



     . Selling Expenses


          Selling expenses for the three months ended July 31, 1996 were $1.7 million compared to $2.5 million for the three months ended July 31, 1995, a decrease of $800,000 or 32.0%. The decrease is attributable to lower commissions and related selling costs in connection with the sale of limited partnership interests in a partnership that acquired 83% of an adult living community in the three months ended July 31, 1996 compared to the sale of limited partnership interests in partnerships that acquired two adult living community in the three months ended July 31, 1995. Selling expenses for the six months ended July 31, 1996 were $3.5 million compared to $3.9 million for the six months ended July 31, 1995, a decrease of $400,000 or 10.3%. The decrease was attributable to the lower sale price for, and the resulting lower commissions and related selling costs in connection with, limited partnership interests in partnerships that acquired three adult living communities in the six months ended July 31, 1996 compared to limited partnership interests in partnerships that acquired three adult living communities in the six months ended July 31, 1995 and was partially offset by reductions in commissions payable relating to the sale of limited partnership interests in partnerships that acquired multi-family properties prior to 1986. Selling expenses for Fiscal 1995 were $7.6 million compared to $6.0 million in Fiscal 1994, representing an increase of $1.6 million or 26.6%. The increase was attributable to additional commissions paid for assistance in the sale of limited partnership interests and related selling costs in connection with the sale of limited partnership interests in partnerships that acquired six adult living communities in Fiscal 1995 for $41.4 million compared to the sale of limited partnership interests in partnerships that acquired four adult living communities in Fiscal 1994 for $29.0 million. Selling expenses for Fiscal 1994 were $6.0 million compared to $6.7 million in Fiscal 1993, representing a decrease of $700,000 or 10.4%. This decrease is due primarily to reductions in the rate of commissions paid to brokers selling limited partnership interests.

     . Interest Expense


          Interest expense for the three months ending July 31, 1996 was $3.8 million compared to $3.5 million for the three months ended July 31, 1995, an increase of $300,000 or 7.9%. The increase can be primarily attributed to increases in debt during the period as partially offset by decreases in debt due to the refinancing of two adult living communities in March 1996. Until the refinancings, the mortgages on the communities were direct obligations of the Company and the corresponding interest payments were included in the Company's interest expense. These mortgages are now direct obligations of the Owning Partnerships that own these properties and the corresponding interest payments are no longer included in interest expense. Interest expense for the six months ended July 31, 1996 was $7.8 million as compared to $7.9 million for the six months ended July 31, 1995 a decrease of $100,000 or 1.3%. The decrease was due to the capitalization of certain interest expenses relating to the construction and development of new adult living communities. Interest expense for Fiscal 1995 was $15.8 million compared to $13.6 million for Fiscal 1994, representing an increase of $2.2 million or 16.2%. Interest Expense included interest payments on Debenture Debt which had an average interest rate of 11.95% per annum and was secured by the Purchase Note Collateral. During Fiscal 1995, total interest expense with respect to Debenture Debt was approximately $8.7 million, Purchase Note Collateral produced approximately $3.0 million of interest and related payments to the Company, which was $5.7 million less than the amount required to pay interest on the Debenture Debt. Interest expense for Fiscal 1994 was $13.6 million compared to $11.0 million for Fiscal 1993, an increase of $2.6 million or 23.6%. The increases can be attributed to increases in debt during the periods and was somewhat offset by reductions in interest rates during the periods. See "Liquidity and Capital Resources."


     . General and Administrative Expenses


          General and administrative expenses were $1.5 million for the three months ended July 31, 1996 as compared to $1.7 million for the three months ended July 31, 1995, a decrease of $200,000 or 11.8%. The decrease is due to the capitalization of expenses relating to the implementation of the Company's new development program, which became significant in the current fiscal year as partially offset by increases in professional fees and salary costs associated with the new development plans. General and administrative expenses were $4.1 million for the six months ended July 31, 1996 as compared to $3.6 million for the six months ended July 31, 1995, an increase of $500,000 or 13.9%. The increases primarily reflect additional professional fees and additional salary costs incurred in instituting the Company's new development program and in managing and financing the Company's portfolio of properties, which increased by three in the six months ended July 31, 1996. General and administrative expenses were $8.5 million in Fiscal 1995 compared to $6.7 million in Fiscal 1994, representing an increase of $1.8 million or 26.7%. The increase primarily reflects additional salary costs incurred in instituting the Company's new development program and in managing and financing the Company's portfolio of properties, which increased by six in Fiscal 1995, and also reflects increases in various office expenses. General and administrative expenses were $6.7 million in Fiscal 1994 compared to $5.3 million in Fiscal 1993 or an increase of $1.4 million or 26.4%. The increase primarily reflects the write-off in Fiscal 1993 of previously existing accounts payable and accrued expenses that the Company determined would not be paid.

     . Depreciation and Amortization


          Depreciation and amortization for the three months ended July 31, 1996 was $800,000 compared to $900,000 for the three months ended July 31, 1995, a decrease of $100,000 or 11.1%. The decrease is primarily due to the decrease in the issuance of Debenture Debt and Unsecured Debt during the three months ended July 31, 1996. Depreciation and amortization for the six months ended July 31, 1996 was $1.7 million as compared to $1.5 million for the six months ended July 31, 1995, an increase of $200,000 or 13.3%. The increase is attributable to the issuance of additional Debenture Debt and Unsecured Debt in Fiscal 1995 which had its full amortization impact in the six months ended July 31, 1996. Depreciation and amortization for Fiscal 1995 was $2.6 million compared to $2.3 million for Fiscal 1994. Depreciation and amortization consists of amortization of deferred debt expense incurred in connection with debt issuance. Depreciation and amortization for Fiscal 1994 was $2.3 million compared to $1.4 million in Fiscal 1993. The increase can be attributable to the issuance of additional Debenture Debt in Fiscal 1993 which had its full amortization impact in Fiscal 1994.


     LIQUIDITY AND CAPITAL RESOURCES

          The Company historically has financed operations through cash flow generated by operations, by arranging for the sale of partnership interests and through borrowings consisting of Investor Note Debt, Unsecured Debt, Mortgage Debt and Debenture Debt. The Company's principal liquidity requirements are for payment of operating expenses, costs associated with development of new adult living communities, debt service obligations and guaranteed return obligations to limited partners of Investing Partnerships to the extent that guaranteed returns cannot be funded from the cash flow of such partnerships.

          The Company's cash and cash equivalents were $18.0 million at January 31, 1996, $11.0 million at January 31, 1995 and $9.3 million at January 31, 1994. The increase in cash and cash equivalents at January 31, 1996 reflects, among other things, (i) net income of $6.0 million for Fiscal 1995, compared to a loss of $4.5 million for Fiscal 1994, (ii) increases in loans and accrued interest payable by $52.0 million, and (iii) amortization and depreciation for Fiscal 1995 of $2.6 million, offset in part by, among other things, (i) a decrease in loans payable by $39.3 million, (ii) distributions of $1.7 million and (iii) payments of other notes payable of $1.6 million. The increase in cash and equivalents at January 31, 1995 reflects, among other things, (i) increases in loans and accrued interest payable by $44.0 million and (ii) amortization and depreciation of $2.3 million offset, in part, by (i) a loss of $4.5 million for Fiscal 1994,
     (ii) a decrease in loans payable by $31.3 million, (iii) distributions of $1.9 million and (iv) payments of notes payable of $2.6 million.


          Cash flows provided by operating activities for the six months ended July 31, 1996 were $1.5 million and were comprised of: (i) net income of $908,000 and (ii) adjustments for non-cash items of $1.7 million less (iii) the net change in operating assets and liabilities of 1.1 million. The adjustments for non-cash items is comprised of depreciation and amortization. Cash flows used by operating activities for the six months ended July 31, 1995 were $5.1 million and were comprised of: (i) net income of $3.1 million less (ii) adjustments for non-cash items of $3.1 million less (iii) the net change in operating assets and liabilities of $5.1 million. The adjustments for non-cash items is comprised of depreciation and amortization of $1.4 million offset by deferred income earned of $4.5 million. Cash flows provided by operating activities for Fiscal 1995 were $1.2 million and were comprised of: (i) net income of $6.0 million less
     (ii) adjustments for non-cash items of $6.5 million plus (iii) the net change in operating assets and liabilities of $1.7 million. The adjustments for non-cash items is comprised of depreciation and amortization of $2.6 million offset by deferred income earned of $9.1 million. Cash flows provided by operating activities for Fiscal 1994 were $1.3 million and were comprised of: (i) net loss of $4.5 million less
     (ii) adjustments for non-cash items of $1.2 million plus (iii) the net change in operating assets and liabilities of $7.0 million. The adjustments for non-cash items is comprised of depreciation and amortization of $2.3 million offset by deferred income earned of $3.5 million. Cash flows provided by operating activities for Fiscal 1993 were $7.0 million and were comprised of: (i) net income of $1.4 million less
     (ii) adjustments for non-cash items of $5.2 million plus (iii) the net change in operating assets and liabilities of $10.8 million. The adjustments for non-cash items is comprised of depreciation and amortization of $1.4 million offset for deferred income earned of $6.7 million.


          Net cash provided by investing activities for the six months ended July 31, 1996 of $15,000 was comprised of the increase in investments for the period offset by a decrease in investments due to the distribution of refinancing proceeds due to the Company's portion of general partner interests in adult living communities. Net cash used by investing activities for the six months ended July 31, 1995 of $154,000 was comprised of the increase in investments. Net cash used by investing activities for Fiscal 1995 of $792,000 was comprised of the increase in investments. Net cash used by investing activities for Fiscal 1994 of $736,000 was comprised of the increase in investments. Net cash used by investing activities for Fiscal 1993 of $641,000 was comprised of the increase in investments.



          Net cash used by financing activities for the six months ended July 31, 1996 of $12.3 million was comprised of: (i) debt repayments of $32.3 million less proceeds from the issuance of new debt of $24.8 million less
     (ii) payments of notes payable of $91,000 less (iii) dividends paid of $900,000 less (iv) the increase in other assets of $3.8 million due to the capitalization of costs relating to the development and construction of new properties offset by the amortization of loan costs primarily in connection with Debenture Debt. Net cash provided by financing activities for the six months ended July 31, 1995 of $3.3 million was comprised of: (i) debt repayments of $22.9 million less proceeds from the issuance of new debt of $26.3 million less (ii) payments of notes payable of $1.1 million, less
     (iii) dividends paid of $1.1 million plus (iv) the decrease in other assets of $2.1 million due to the amortization of loan costs primarily in connection with Debenture Debt. Net cash provided by financing activities for Fiscal 1995 of $6.6 million was comprised of: (i) debt repayments of $39.3 million less proceeds from the issuance of new debt of $52.1 million less (ii) payments of notes payable of $1.6 million less (iii) dividends paid of $1.7 million and less (iv) the increase in other assets of $2.8 million due to the capitalization of loan costs primarily in connection with Debenture Debt. Net cash provided by financing activities for Fiscal 1994 of $1.1 million was comprised of: (i) debt repayments of $31.3 million less proceeds from the issuance of new debt of $44.0 million less (ii) payments of notes payable of $2.6 million less (iii) dividends paid of $1.9 million less (iv) the increase in other assets of $7.2 million due to the capitalization of loan costs primarily in connection with Debenture Debt. Net cash used by financing activities for Fiscal 1993 of $3.5 million was comprised of (i) debt repayments of $21.6 million less proceeds from the issuance of new debt of $34.4 million less (ii) payments of notes payable of $2.6 million less (iii) dividends paid of $11.0 million less (iv) the increase in other assets of $2.7 million due to the capitalization of loan costs primarily in connection with Debenture Debt.



          At January 31, 1996, the Company had total indebtedness of $140.1 million, consisting of $78.3 million of Debenture Debt, $18.9 million of Unsecured Debt, $12.0 million of Mortgage Debt and $30.0 million of Investor Note Debt. As of July 31, 1996, the Company has reduced outstanding Investor Note Debt from $30 million to $21.5 million, increased Unsecured Debt from $18.9 million to $26.6 million, and decreased Mortgage Debt from $12 million to $5.0 million. Since that date, Debenture Debt increased from $78.3 million to $78.7 million. As a result, total indebtedness, decreased from $140.1 million to $131.7 million and the Company had cash and cash equivalents at July 31, 1996 of $7.2 million. Contributing to this debt repayment was the refinancing in February and March 1996 of certain adult living communities the Company manages resulting in the return of over $43 million of capital to limited partners and the reduction of both Investor Note Debt and Mortgage Debt.



          Of the principal amount of total indebtedness at January 31, 1996, $37.2 million becomes due in the fiscal year ending January 31, 1997; $12.9 million becomes due in the fiscal year ending January 31, 1998; $29.7 million becomes due in the fiscal year ending January 31, 1999; $15.4 million becomes due in the fiscal year ending January 31, 2000; $17.4 million becomes due in the fiscal year ending January 31, 2001, and the balance of $26.6 million becomes due thereafter. Of the amount maturing in the fiscal year ending January 31, 1997, $6.8 million is Investor Note Debt which the Company repaid through the collection of investor notes. The balance, approximately $30.4 million, included $9.9 million of Debenture Debt, $5.2 million of Mortgage Debt and $15.3 million of Unsecured Debt. During Fiscal 1996, the Company repaid approximately $1.2 million of Debenture Debt and repaid $8.0 million of Unsecured Debt. The Company also repaid the entire $5.2 million of Mortgage Debt due by January 31, 1997 by refinancing said debt, which refinanced debt became obligations of the partnerships that own the properties and ceased being obligations of the Company. The Company anticipates that the balance of $8.7 million of Debenture Debt and $7.3 million of Unsecured Debt that matures during the current fiscal year, together with interest on outstanding debt, will be repaid from the Company s existing cash and cash equivalents, which amounted to $7.2 million on July 31, 1996, along with the proceeds of new Unsecured Debt the Company intends to issue, cash flow that will be generated by property operations and by arranging for the sale of partnership interests to finance the acquisition of additional existing adult living communities. However, competition to acquire such communities has intensified and there can be no assurance that the Company will be able to acquire such communities on terms favorable enough to offset start-up costs of newly developed communities and the cash requirements of the Company's existing operations and debt service.



          Certain Investor Note Debt obligations contain provisions requiring the Company to maintain a net worth of $35,000,000. In addition, certain obligations of the Company contain covenants requiring the Company to maintain a consolidated debt to consolidated net worth ratio of, in the most restrictive case, no more than 6.5 to 1. At January 31, 1996 and at July 31, 1996, the Company's consolidated debt to net worth ratio was 6.3 to 1 and 6.2 to 1, respectively. In addition, one obligation of the Company contains a covenant requiring the Company to maintain a debt for borrowed money to consolidated net worth ratio of 5 to 1. At January 31, 1996 and at July 31, 1996, the Company's debt for borrowed money to consolidated net worth ratio was 3.95 to 1 and 3.73 to 1, respectively.



          The Company has financed the acquisition of the adult living communities it operates by arranging for the private placement of limited partnership interests, and intends to continue this practice for all of its future acquisitions of existing communities. Past offerings have provided, and it is anticipated that future offerings will provide, that the limited partners will receive guaranteed distributions during each of the first five years of their investment equal to 11% to 12% of their then paid-in scheduled capital contributions. Pursuant to the management contracts with the Owning Partnerships, the Company is required to pay to the Owning Partnerships, and the Owning Partnerships distribute to the Investing Partnerships for distribution to limited partners, amounts sufficient to fund any part of such guaranteed return not paid from cash flow from the related property. During Fiscal 1995 and the six months ended July 31, 1996, the Company paid approximately $1,025,000 and $2,202,000, respectively, with respect to its guaranteed return obligations. Of the amount the Company paid with respect to guaranteed return obligations in the six month period ended July 31, 1996, $365,025 is due to the refinancing of a number of its adult living communities and is offset and exceeded by an increase in interest income received by the Company during the six months ended July 31, 1996, which was also the result of such refinancings. The refinancings resulted in the return of over $43 million of capital to limited partners, which reduced the amount of capital upon which the Company is obligated to guarantee a return. The refinancings also resulted in increased debt service payments by the Owning Partnerships which own the refinanced adult living communities and the establishment of capital improvement reserves for the refinanced properties. These debt service payments and capital improvement reserves reduced the cash flow available to pay the guaranteed returns to limited partners during the six months ended July 31, 1996. In addition, the Company accelerated its program of maintenance and repairs of its adult living communities, which also decreased the cash flow generated by these properties. The decrease in available cash flow exceeded the reduction in the Company's guaranteed returned obligations and, therefore, increased the amount required to be paid by the Company with respect to such guaranteed return obligations.
     The aggregate amount of the Company's guaranteed return obligations will depend upon a number of factors, including, among others, the expiration of such obligations for certain partnerships, the cash flow generated by the properties and the terms of future offerings by Investing Partnerships.
     The Company anticipates that for at least two years the guaranteed return obligations with respect to existing and future Investing Partnerships will exceed the cash flow generated by the related properties, which will result in the need to utilize cash generated by the Company to make management contract payments which are distributed by the Owning Partnerships to the Investing Partnerships to pay limited partners in such partnerships their guaranteed return.



          The aggregate amount of guaranteed return obligations for each of the fiscal years 1996 through 2001 based on existing management contracts is $5,901,000, $13,396,000, $11,306,000, $11,809,000, $9,173,000 and

     $3,897,000, respectively. Such amounts of guaranteed return obligation are calculated based upon paid-in capital contributions of limited partners as of July 31, 1996 and remaining scheduled capital contributions. Actual amounts of guaranteed return obligations in respect of such contracts will vary based upon the timing and amount of such capital contributions. Furthermore, such amounts of guaranteed return obligations are calculated without regard to the cash flow the related properties will generate that can be used to meet such obligations.


          The Company will attempt to structure future offerings to minimize the likelihood that it will be required to utilize the cash it generates to pay amounts utilized to pay guaranteed returns, but there can be no assurance that this will be the case. In addition, in the past, limited partners have been allowed to prepay capital contributions. These prepayments reduce the recorded value of the Company's note receivables and reduce interest income received by the Company. Pursuant to the terms of offerings, the Company, as the general partner of each Investing Partnership, has the option not to accept future prepayments by limited partners of capital contributions. The Company has not determined whether it will continue to accept prepayments by limited partners of capital contributions.


          Because the Adult Living Notes held by the Company are recorded on the Company's financial statements net of loans from the Investing Partnerships (which loans represent the proceeds of investor note prepayments), all but $2.2 million of the $176.5 million of "Notes and Accrued Interest Receivable," and all but approximately $500,000 of the $54.0 million of "Other Receivables" recorded on the Company's Consolidated Financial Statements as of July 31, 1996 relate to Multi-Family Notes.
     (See Note 4 to Consolidated Financial Statements.)   The Company holds 169
     Multi-Family Notes which are secured by controlling interests in 126 Multi-Family Properties.



          Twenty-seven of the 126 Multi-Family Properties are in default on their respective mortgages. Thirty-six Multi-Family Notes are secured by controlling interests in these 27 properties, which have a recorded value, when combined with the "Other Receivables" relating to said properties, of $72.9 million. The Owning Partnerships that own these 27 properties have been negotiating with the respective mortgage holders and, in some cases, have obtained workout agreements pursuant to which the lenders generally agree during the term of the agreement not to take any action regarding the mortgage default and to accept reduced debt service payments for a period of time, with the goal of increasing property cash flow to enable the property to fully service its mortgage. Seven of these Owning Partnerships have filed petitions seeking protection from foreclosure actions under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11 Petitions") and the Company anticipates that in the near future two additional Owning Partnerships will similarly seek such protection by filing Chapter 11 Petitions (said nine Owning Partnerships are, collectively, the "Protected Partnerships"). The aggregate "Notes and Accrued Interest Receivable" and "Other Receivables" relating to the nine Multi-Family Notes whose nine related Investing Partnerships own interests in the Protected Partnerships was $24.1 million.



          In order to support the recorded value of these nine Multi-Family Notes, the Selling Stockholders and one of their affiliates have assigned certain interests they own personally in various partnerships that own multi-family properties (the "Assigned Interests") to these nine Investing Partnerships, which Assigned Interests provide additional security for the related nine Multi-Family Notes. In that the appraised value of the Assigned Interests is approximately equal to the previous recorded value of the Investing Partnerships' interests in the Protected Partnerships (which are deemed to have no value due to the filing of the Chapter 11 Petitions), the filing of these petitions by the Protected Partnerships has not resulted in a reduction of the recorded value on the Company's financial statements of these Multi-Family Notes. Each of these nine Investing Partnerships will reassign to the Selling Stockholders and their affiliate any portions of the Assigned Interests not required to maintain the recorded value of its Multi-Family Note after the applicable Protected Partnership emerges from its Chapter 11 proceeding.



          It is possible that the other 18 Owning Partnerships that own Multi-Family Properties that are in default on their mortgages will file
     Chapter 11 Petitions or take similar actions seeking protection from their creditors. In addition, many of the Multi-Family Properties are dependent to varying degrees on Section 8 housing assistance payment contracts with the United States Department of Housing and Urban Development ("HUD"), many of which will expire over the next few years. HUD has introduced various initiatives to restructure its housing subsidy programs by increasing reliance on prevailing market rents, by reducing spending on future Section 8 contracts by, among other things, not renewing expiring contracts and by restructuring mortgage debt on those properties where a decline in rental revenues is anticipated. Due to uncertainty regarding the final policies that will result from these initiatives and numerous other factors that affect each property which can change over time (including the local real estate market, the provisions of the mortgage debt encumbering the property, prevailing interest rates and the general state of the economy) it is impossible for the Company to determine whether these initiatives will have an impact on the Multi-Family Properties and, if there is an impact, whether the impact will be positive or negative.



          In view of the foregoing, there can be no assurance that other Owning Partnerships that own Multi-Family Properties will not default on their mortgages, file Chapter 11 Petitions, and/or lose their properties through foreclosure. Unless the Selling Stockholders contribute additional property, and there can be no assurance that they will be willing or able to do so, any future filings of Chapter 11 petitions by Owning Partnerships that own Multi-Family Properties or the loss of any such property through foreclosure would cause the Company to realize a loss equal to the recorded value of the applicable Multi-Family Note plus any related advances, net of any deferred income recorded for such Multi-Family Note which would reduce such loss. In addition, the Company could be required to realize such a loss even in the absence of Chapter 11 Petitions or loss of any such property through foreclosure if, at any time in which the Company's financial statements are issued, such property is considered impaired under applicable accounting rules.


          The future growth of the Company will be based upon the continued acquisition of existing adult living communities and the development of newly-constructed adult living communities. The Company anticipates that it will acquire between four and eight existing adult living communities over the next two years. It is anticipated that future acquisitions of existing adult living communities will be financed by a combination of mortgage financing and by arranging for the sale of partnership interests. The Company has entered into contracts to acquire an adult living community in Morristown, Tennessee containing 180 apartment units, an adult living community in Tampa, Florida containing 164 apartment units and two adult living communities in Sparks, Nevada containing 92 apartment units and 64 apartment units, respectively. In addition, the Company has acquired one existing adult living community from an existing Owning Partnership and has agreed to acquire one adult living community from another existing Owning Partnerships, and may engage in other similar transactions. The aggregate purchase price of the communities the Company has agreed to purchase is approximately $43.1 million. The Company intends to finance approximately $29.3 million of the purchase price these acquisitions through mortgage financing with the remainder of the purchase price derived from the sale of limited partnership interests in new Investing Partnerships which will own interests in new Owning Partnerships. The Company regularly obtains such acquisition financing from three different commercial mortgage lenders and, in view of its ready access to such mortgage financing, has not sought any specific commitments or letters of intent with regard to future , unidentified acquisitions. Similarly, the Company believes that it has sufficient ability to finance its future acquisitions in part by arranging for the sale of partnership interests. Limited partners typically agree to pay their capital contributions over a five-year period, and deliver notes representing the portion of their capital contribution that has not been paid in cash. The Company borrows against the notes delivered by investors to generate cash when needed, including to pursue its development plan and to repay debt. The Company s present Investor Note Debt lenders do not have sufficient lending capacity to meet all of the Company s future requirements. However, the Company currently is negotiating with several new Investor Note Debt lenders which the Company believes will have sufficient lending capacity to meet all of the Company s foreseeable Investor Note Debt borrowing requirements.


          The Company also has implemented a new development plan pursuant to which it currently intends to construct between 18 and 24 new adult living communities during the next two years. The Company will utilize the proceeds of this offering plus mortgage financing to construct, own and operate new communities. The Company is negotiating with various construction lenders to obtain mortgage financing. The Company also intends to utilize long-term lease financing arrangements to develop and operate new communities. The Company has obtained a letter of intent from Capstone for up to $39.0 million for the development of four adult living communities that will be operated by the Company pursuant to long-term leases with Capstone. The Company is actively engaged in negotiations with other mortgage and long-term lease lenders to provide additional construction financing. The Company has not, to date, entered into any substantial commitments of capital resources to develop new adult living communities.


          The Company's letter of intent with Capstone contemplates the development and operation of up to four adult living communities. Capstone is expected to provide construction financing for 100% of the development cost - up to $39 million - for the four communities which will be operated by the Company pursuant to long-term leases. The letter of intent contemplates that Capstone will acquire the properties and will enter into a development agreement and a lease agreement with the Company with respect to each property. Each development agreement is expected to require that construction commence within 30 days after the acquisition of the property and be complete within 15 months of commencement. Each lease agreement is expected to have a term of 15 years with three optional five-year renewal periods. The letter of intent anticipates a covenant that each community financed by Capstone maintain annualized earnings before certain deductions of at least 1.25 times the rent from the respective adult living community. The Company anticipates that the obligations under the development agreements and leases will be direct obligations of the Company and that the leases will require the Company to maintain a net worth in an amount no less than 75% of the net worth of the Company immediately after the closing of this Offering. The Company also expects to be granted a right of first refusal and an option to purchase the properties.






          The Company anticipates that most of the construction mortgage loans it obtains to finance the development and lease-up costs of new adult living communities will contain terms where the lender will fund between 75% to 80% of such costs, requiring the Company to contribute 20% to 25% of such costs. The Company arranged for the sale of limited partnership interests in two partnerships organized to make second mortgage loans to the Company to fund approximately 20% of the costs of developing three new adult living communities. The Company will use its net proceeds of the Offering (above the approximately $3 million to be used for working capital and general corporate purposes) plus funds generated by its operations to fund the 20% to 25% of development costs not provided by construction loans. To the extent the Company does not sell sufficient shares of Common Stock to complete the maximum offering, the Company may seek to obtain construction financing from other sources, on terms similar to the anticipated terms of the Capstone financing, which do not require such levels of equity contributions from the developer, engage in refinancings of newly developed adult living communities that have reached stabilized occupancy or issue additional debt to generate additional funds to continue its development program.

                                       BUSINESS

     GENERAL


          Grand Court Lifestyles, Inc. (the "Company") is a fully integrated provider of adult living accommodations and services which acquires, finances, develops and manages adult living communities. The Company's revenues have been and are expected to continue to be, primarily derived from sales of partnership interests in partnerships it organizes to finance the acquisition of existing adult living communities. The Company manages such adult living communities and, as a result, is one of the largest operators of adult living communities in the United States, operating communities offering both independent- and assisted-living services. The American Seniors Housing Association ranks the Company as one of the top ten owners and operators of adult living communities. The Company currently operates 30 adult living communities containing 4,350 apartment units in 11 states in the Sun Belt and the Midwest. The Company also operates one skilled nursing facility containing 60 beds and one of the adult living facilities it operates contains 70 skilled nursing beds. The facilities operated by the Company had an average occupancy rate of approximately 93% at July 31, 1996. The Company's operating objective is to provide high-quality, personalized living services to senior residents, primarily persons over the age of 75. To the extent that the development plan described below is successfully implemented, the Company anticipates that the percentage of its revenues derived from sales of partnership interests would decrease and revenues derived from newly constructed communities would increase.



          Historically, the Company has financed the acquisition and development of multi-family and adult living properties by utilizing mortgage financing and by arranging for the sale of limited partnership interests. The Company is the general partner of all but one of the partnerships that owns the adult living communities in the Company's portfolio and the Company manages all of the adult living communities in its portfolio. The Company has a participation in the cash flow, sale proceeds and refinancing proceeds of the properties after certain priority payments to the limited partners. The existing adult living communities managed by the Company are not owned by the Company. Future revenues, if any, of the Company relating to such communities would primarily arise in the form of (i) deferred income on sales of interests in the Owning Partnerships for such communities, (ii) management fees and (iii) amounts payable by the Investing Partnerships to the Company in the event of the subsequent sale or refinancing of such communities. The Company intends to continue to finance its future acquisitions of existing adult living communities by utilizing mortgage financing and by arranging for the sale of partnership interests, and anticipates acquiring four to eight such communities during the next two years.


          Current demographic trends suggest that demand for both independent-living and assisted-living services will continue to grow. According to U.S. Bureau of Census data, the Company's target market, people over age 75, is one of the fastest growing segments of the U.S. population and is projected to increase by more than 24% to 16.3 million between 1990 and 2000. While the population of seniors grows, other demographic trends suggest that an increasing number of them will choose adult living centers as their residences. According to U.S. Bureau of Census data, the median net worth of householders over age 75 has increased to over $75,000. At the same time, the Census shows that the number of seniors living alone has increased, while women, who have been the traditional care-givers, are more likely to be working and unable to provide care in the home. The Company believes that many seniors find that adult living centers provide them with a number of services and features that increasingly they are unable to find at home, including security, good nutritious food and companionship. Furthermore, the National Long Term Care Surveys, a Federal study that regularly surveys close to 20,000 people aged 65 and older, indicate that, despite the growth in the elderly population, the percentage of elderly that are disabled and need assistance with activities of daily living ("ADLs") has decreased substantially and is expected to continue to decrease. This suggests that demand for independent living communities will increase in the future.

          Assisted-living supplements independent-living services with assistance with ADLs in a cost effective manner while maintaining residents' independence, dignity and quality of life. Such assistance consists of personalized support services and health care in a non-institutional setting designed to respond to the individual needs of the elderly who need assistance but who do not need the level of health care provided in a skilled nursing facility.


          The Company has instituted a development plan which will result in the new construction of between 18 and 24 adult living communities during the next two years which it will own or will operate pursuant to long-term leases or similar arrangements. The Company anticipates that each new community to be developed by it will offer both independent- and assisted-living. The Company's development plan contemplates its first new communities being built in Texas, where, as of September 6, 1996, it owns one site and holds options to acquire eight additional sites. The Company generally plans to concentrate on developing projects in only a limited number of states at any given time. The Company believes that this focus will allow it to realize certain efficiencies in the development and management of communities. The Company also plans to expand its portfolio of adult living communities by acquiring between four and eight communities during the next two years and to finance the acquisitions by arranging for the sale of partnership interests in limited partnerships. The Company is the managing general partner of the partnerships that own all but one of the 30 adult living centers and one nursing home in its current portfolio and will continue to act in this capacity for all future properties which it acquires. All of the adult living communities and the one nursing home are managed by the Company pursuant to written management contracts.


          The Company's adult living communities offer personalized assistance, supportive services and selected health care services in a professionally managed group living environment. Residents may receive individualized assistance which is available 24 hours a day, and is designed to meet their scheduled and unscheduled needs. The services for independent-living generally include three restaurant-style meals per day served in a common dining room, weekly housekeeping and flat linen service, social and recreational activities, transportation to shopping and medical appointments, 24 hour security and emergency call systems in each unit.
     The services for assisted-living residents generally include those provided to independent-living residents, as supplemented by assistance with ADLs including eating, bathing, dressing, grooming, personal hygiene and ambulating; health monitoring; medication management; personal laundry services; and daily housekeeping services.

          The Company focuses exclusively on "private-pay" residents, who pay for housing or related services out of their own funds or through private insurance, rather than relying on the few states that have enacted legislation enabling assisted-living facilities to receive Medicaid funding similar to funding generally provided to skilled nursing facilities. The Company intends to continue its "private-pay" focus as it believes this market segment is, and will continue to be, the most profitable. This focus will enable the Company to increase rental revenues as demographic pressure increases demand for adult living facilities and avoid potential financial difficulties it might encounter if it were dependent on Medicaid or other government reimbursement programs that may suffer from health care reform, budget deficit reduction or other pending or future government initiatives.

     PARTNERSHIP OFFERINGS

          Historically, the Company has financed the acquisition and development of adult living properties by utilizing mortgage financing and by arranging for the sale of limited partnership interests in Investing Partnerships formed to acquire controlling interests in Owning Partnerships. The Company is the general partner of all but one of the Owning Partnerships that own the adult living communities currently included in the Company's portfolio and the Company manages all of the adult living communities in its portfolio. The Company is also the general partner of 22 of the 34 Investing Partnerships. As the general partner of such partnerships the Company has a participation in the cash flow, sale proceeds and refinancing proceeds of the properties after certain priority payments to the limited partners. Typically, an Owning Partnership is organized by the Company to acquire a property which the Company has identified and selected based on a broad range of factors. Generally, 99% to 100% of the partnership interests in an Owning Partnership initially are owned by the Company. An Investing Partnership is formed as a limited partnership for the purpose of acquiring all or substantially all of the total partnership interests owned by the Company. Limited partnership interests in the Investing Partnership are sold to investors in exchange for (i) all cash or (ii) a cash down payment and full recourse promissory notes (an "Investor Note"). In the case of an investor that does not purchase a limited partnership interest for all cash, the investor's limited partnership interest (a "Limited Partnership Interest") serves as collateral security for that investor's Investor Note. Under the terms of an agreement (a "Purchase Agreement"), the Investing Partnership purchases from the Company the partnership interests in the Owning Partnership partially with cash raised from the cash down payment made by its investors and the balance by the delivery of the Investing Partnership's promissory note (a "Purchase Note"). The Purchase Notes executed by Investing Partnerships prior to 1986 have balloon payments of principal due on maturity. The Purchase Notes executed since January 1, 1987 are self-liquidating (without balloon payments). The Investing Partnership, as collateral security for its Purchase Note, pledges to the Company the Investor Notes received from its investors, its interest in the Limited Partnership Interests securing the Investor Notes, as well as the entire partnership interest it holds in the Owning Partnership which it purchased from the Company. In addition, each Purchase Agreement provides that the Investing Partnership shall pay the Company an amount equal to a specified percentage of the Investing Partnership's share of the net proceeds from capital transactions (such as the sale or refinancing of the underlying property) in excess of the return obligations and certain other amounts.



          The limited partners in Investing Partnerships typically agree to pay their capital contributions over a five-year period. Past offerings have provided, and it is anticipated that future offerings will provide, that the limited partners will receive guaranteed distributions during each of first five years of their investment equal to between 11% to 12% of their then paid-in scheduled capital contributions. Pursuant to the management contracts with the Owning Partnerships, the Company is required to pay to the Owning Partnerships, and the Owning Partnerships distribute to the Investing Partnerships for distribution to limited partners, amounts sufficient to fund any part of such guaranteed return not paid from cash flow from the related property. During Fiscal 1995 and the six months ended July 31, 1996, the Company paid approximately $1,025,000 and $2,202,000, respectively, with respect to guaranteed return obligations. The increase in the amount the Company paid with respect to guaranteed return obligations in the six month period ended July 31, 1996 is due to the refinancing of a number of its adult living communities and is offset and exceeded by an increase in interest income received by the Company during the six months ended July 31, 1996, which was also the result of such refinancings. The refinancings resulted in the return of over $43 million of capital to limited partners, which reduced the amount of capital upon which the Company is obligated to make payments which are distributed to limited partners in respect of guaranteed returns. The refinancings also resulted in increased debt service payments by the Owning Partnerships which own the refinanced adult living communities. These debt service payments reduced the cash flow available to pay the guaranteed return to limited partners during the six months ended July 31, 1996. The decrease in available cash flow exceeded the reduction in the guaranteed return obligations and, therefore, increased the amount required to be paid by the Company with respect to such guaranteed return obligations. The aggregate amount which the Company will be required to pay under the management contracts with respect to guaranteed return obligations will depend upon a number of factors, including, among others, the expiration of such obligations for certain partnerships, the cash flow generated by the properties the Company currently operates, the terms of future offerings by Investing Partnerships and the cash flow to be generated by the related properties. Based upon its estimates of these factors, which estimates may vary materially from actual results, the Company anticipates that for at least the next two years, the guaranteed return obligations with respect to existing and future Investing Partnerships will exceed the cash flow generated by the related properties, which will result in the need to utilize cash generated by the Company to meet guaranteed return obligations. To the extent that the Company must expend funds to meet its guaranteed return obligations, the Company will have fewer funds available to utilize for other business purposes, including funds for application to the new development plan, to meet other liquidity and capital resource commitments and for dividends, if any. The Company will attempt to structure future offerings to minimize the likelihood that it will be required to utilize the cash it generates to pay guaranteed returns, but there can be no assurance that this will be the case.



          The Company's obligations with respect to guaranteed returns are contractual obligations of the Company under the management contracts to make payments to the Owning Partnerships. In general, the accrual of expenses arising from obligations of the Company, including such obligations under the management contracts, reduces the amount of earnings that might otherwise be available for distribution to stockholders.

          In the past, limited partners have been allowed to prepay capital contributions. Prepayments of capital contributions do not result in the prepayment of the related Purchase Notes. Instead, such amounts are loaned to the Company by the Investing Partnership. Loans made prior to the reorganization of the Company in 1996 were made to J&B Management Company and, as part of the reorganization, were assumed by the Company. The purchase agreements provide that, should any failure to repay any such loan occur, the Company must credit to the Investing Partnership the amounts loaned at the time such amount would be required to be paid by the Investing Partnership to meet its obligations then due under the Purchase Note. As a result of such loans and such provisions of the purchase agreements, the Company records the notes receivable corresponding to the Purchase Notes net of such loans. Therefore, these prepayments act to reduce the recorded value of the Company's note receivables and reduce interest income received by the Company. Pursuant to the terms of offerings, the Company has the option not to accept future prepayments by limited partners of capital contributions. The Company has not determined whether it will continue to accept prepayments by limited partners of capital contributions.

          After the initial five-year period, the limited partners are still entitled to the same specified rate of return on their investment, but only to the extent there are sufficient cash flows from the related adult living communities. To the extent property cash flows are not sufficient to pay the limited partners their specified return, the right to receive this shortfall accrues until sufficient cash flow is available for distribution. Under the management contracts, during the initial five-year period, the Company is entitled to retain all cash flows in excess of the guaranteed return as a management fee, thereafter the Company's management fee is 40% of the excess of cash flow over the amount necessary to make the specified return. The remaining 60% of cash flows are to be distributed by the Owning Partnerships to the Investing Partnerships for distribution to limited partners.

          All of the adult living communities operated by the Company are managed by the Company pursuant to written management contracts, which generally have a five year term coterminous with the Company's guaranty of annual distributions to limited partners. This five-year guaranty obligation has terminated for four of the 34 Investing Partnerships. After the initial five year term, the management contracts are automatically renewed each year, but are cancelable on 30 to 60 days notice at the election of either the Company or the related Owning Partnership. In general, under the terms of the Investing Partnership's partnership agreement, limited partners have no right to take part in the control, conduct or operation of the partnership. Action can be taken in each partnership by a majority in interest of partners on such major matters as the removal of the general partners, the request for or approval or disapproval of a sale of a property owned by a partnership or other significant actions affecting the properties or the partnership. In these cases, termination of the management contracts after their initial five-year terms generally would require removal of the Company as general partner of the Owning and/or Investing Partnership. Under certain limited circumstances, the Company may be removed as the general partner of an Investing Partnership. Such removal would require the vote of a majority of the holders of limited partner interest and would result in loss of the fee income under those contracts.

          The Company intends to continue to finance its future acquisitions of existing adult living communities by utilizing mortgage financing and by arranging for the sale of partnership interests. The Company plans to acquire between four to eight existing adult living communities over the next two years. However, competition to acquire such communities has intensified, and there can be no assurance that the Company will be able to acquire such communities on terms favorable enough to offset the start-up losses associated with newly developed communities and the costs and cash requirements arising from the Company's overhead and existing debt and guarantee obligations. The Company is, and will continue to be, the managing general partner of the partnerships that own acquired communities.

          In addition, the Company arranged for the sale of limited partnership interests in two partnerships organized to make second mortgage loans to the Company to fund approximately 20% of the costs of developing three new adult living communities.

     THE LONG-TERM CARE MARKET

          The long-term care services industry encompasses a broad range of accommodations and healthcare services that are provided primarily to seniors. Independent-living communities attract seniors who desire to be freed from the burdens and expense of home ownership, food shopping and meal preparation and who are interested in the companionship and social and recreational opportunities offered by such communities. As a senior's need for assistance increases, the provision of assisted-living services in a community setting is more cost-effective than care in a nursing home. A community which offers its residents assisted-living services can provide assistance with various ADLs (such as bathing, dressing, personal hygiene, grooming, ambulating and eating), support services (such as housekeeping and laundry services) and health-related services (such as medication supervision and health monitoring), while allowing seniors to preserve a high degree of autonomy. Generally, residents of assisted-living communities require higher levels of care than residents of independent-living facilities, but require lower levels of care than residents of skilled-nursing facilities.

     FAVORABLE TRENDS

          The Company believes its business benefits from significant trends affecting the long-term care industry. The first is an increase in the demand for elder care resulting from the continued aging of the U.S. population. U.S. Bureau of Census shows that the average age of the Company's residents (83 years old) places them within one of the fastest growing segments of the U.S. population. While increasing numbers of Americans are living longer and healthier lives, many choose community living as a cost-effective method of obtaining the services and life-style they desire. Adult living facilities that offer both independent and assisted-living services give seniors the comfort of knowing that they will
     be able to "age in place"   something they are increasingly unable to do at
     home.

          The primary consumers of long-term care services are persons over the age of 65. This group represents one of the fastest growing segments of the population. According to U.S. Bureau of the Census data, the number of people in the U.S. age 65 and older increased by more than 27% from 1981 to 1994, growing from 26.2 million to 33.2 million. Such census data also shows that the segment of the population over 85 years of age, which comprises the largest percentage of residents at long-term care facilities, is projected to increase by more than 37% between the years 1990 and 2000, growing from 3.0 million to 4.1 million. The Company believes that these trends depicted in the graph below will contribute to continued strong demand for adult living communities.


        PROJECTED PERCENTAGE CHANGE IN THE ELDERLY POPULATION OF THE U.S.


                     1981     1990    1995     2000     2005    2010
                     ----     ----    ----     ----     ----    ----

        65-84         0       17.5%   25.2%    26.2%    27.3%   34.6%
        85+           0       28.4%   54.3%    76.3%    94.1%  112.7%

                        SOURCE: U.S. BUREAU OF THE CENSUS

          Other trends benefiting the Company include the increased financial net worth of the elderly population, the changing role of women and the increase in the population of individuals living alone. As the number of elderly in need of assistance has increased, so too has the number of the elderly able to afford residences in communities which offer independent and/or assisted-living services. According to U.S. Bureau of the Census data, the median net worth of householders age 75 or older has increased from $55,178 in 1984 and $61,491 in 1988 to $76,541 in 1991. Furthermore,
     according to the same source, the percentage of people 65 years and older below the poverty line has decreased from 24.6% in 1970 to 15.7% in 1980 to 12.2% in 1990. Historically, unpaid women (mostly daughters or daughters-in-law) represented a large portion of the care givers of the non-institutionalized elderly. The increased number of women in the labor force, however, has reduced the supply of care givers, and led many seniors to choose adult living communities as an alternative. Since 1970, the population of individuals living alone has increased significantly as a percentage of the total elderly population. This increase has been the result of an aging population in which women outlive men by an average of
     6.9 years, rising divorce rates, and an increase in the number of unmarried individuals. The increase in the number of the elderly living alone has also led many seniors to choose to live in adult living communities.

          The increased financial net worth of the elderly population is illustrated by the following chart:


                             MEDIAN NET WORTH

                             1988              1991
                             ----              ----

         45-54              57,466            58,250

         55-64              80,032            83,041

         65+                73,471            88,192

                       SOURCE: U.S. BUREAU OF THE CENSUS


          A trend benefiting the Company, and especially its provision of independent-living services, is that as the population of seniors swells, the percentage of seniors that are disabled and need assistance with ADLs has steadily declined. According to the National Long Term Care Surveys, a federal study, disability rates for persons aged 65 and older have declined by 1 to 2 percent each year since 1982, the year the study was commenced. In 1982, approximately 21% of the 65 and over population was disabled and in 1995 only 10% was disabled. This trend suggests that demand for independent living services will increase in the future.

          Another trend benefiting the Company, and especially its provision of assisted-living services, is the effort by the government, private insurers and managed care organizations to contain health care costs by limiting lengths of stay, services, and reimbursement amounts. This has resulted in hospitals discharging patients earlier and referring them to nursing homes. At the same time, nursing home operators continue to focus on providing services to sub-acute patients requiring significantly higher levels of skilled nursing care. The Company believes that this "push down" effect has and will continue to increase demand for assisted-living facilities that offer the appropriate levels of care in a non-institutional setting in a more cost-effective manner. The Company believes that all of these trends have, and will continue to, result in an increasing demand for adult living facilities which provide both independent and assisted-living services.

     STRATEGY


          Growth. The Company's growth strategy focuses on the development of communities offering both independent and assisted-living apartment units and on continued intensive communities management. The Company believes that there are numerous markets that are not served or are underserved by existing adult living communities and intends to take advantage of these circumstances, plus the present availability of construction financing on favorable terms, to develop new communities of its own design in desirable markets. Historically, the Company has expanded by acquisition of existing communities. The Company has taken advantage of the inexperience and operating inefficiencies of the previous owners of these communities and has improved the financial performance of these properties by implementing its own management and marketing techniques. The Company's sophistication in management and marketing is evidenced by its approximate 93% occupancy rate at July 31, 1996 at its existing communities.


          The Company will continue to acquire existing communities and intends to finance these acquisitions, in part, by arranging for the sale of partnership interests in such communities. The Company believes that its continuing acquisition and financing of adult living communities will provide additional cash flow to help the Company pursue its development program. The Company also believes its established ability to privately place equity and debt securities will help insure its ability to pursue its development plan regardless of changes in the economy that may make conventional and sale/leaseback construction financing unavailable or available on only unfavorable terms.

          Senior management, collectively, has over 80 years of experience in the acquisition, financing, development and management of multi-family housing, having acquired or developed and, in most cases, managed a property portfolio consisting of approximately 20,000 multi-family apartment units. In addition, senior management of the Company, collectively, has over 40 years experience in the long-term care industry including independent-living, assisted-living and, to a lesser extent, skilled-nursing communities.

          New Development. The Company's development plan emphasizes a "prototype" adult living community that it has designed. The prototype incorporates attributes of the various communities managed by the Company, which it believes appeal to the elderly. The prototype has been designed to be built in two sizes: one containing 126 apartment units and the other 142 apartment units. In all other respects, the two sizes of the prototype are identical and both will be located on sites of up to seven acres. The Company believes that its development prototype is larger than many independent-living and most assisted-living communities, which typically range from 40 to 80 units. The Company believes that the greater number of units will allow the Company to achieve economies of scale in operations, resulting in lower operating costs per unit, without sacrificing quality of service. The Company designed its prototype to achieve economics of scale in management and operations. These savings primarily are achieved through lower staffing, maintenance and food preparation costs per unit, without sacrificing quality of service. In that the time and effort required to develop a community (including site selection, land acquisition, zoning approvals, financing, and construction) do not vary materially for a larger community than for a smaller one, developmental economics of sale are also realized in that more apartment units are being produced for each community that is developed.


          Common areas will include recreation areas, dining rooms, a kitchen, administrative offices, an arts and crafts room, a multi-purpose room, laundry rooms for each floor, a beauty salon/barber shop, a library reading area, card rooms, a billiards room, a health center to monitor residents' medical needs and covered and assigned parking. The Company believes that the common areas and amenities offered by prototype represent the state of the art for independent-living communities and are superior to those offered by smaller independent-living communities or by most communities that offer only assisted living services. Unit sizes will range from 368 square feet for a studio to 871 square feet for a two bedroom/two bath unit. The Company's 126-unit prototype contains 15 studio apartments, 105 one bedroom/one bathroom units and six two bedroom/two bathroom units. The 126-unit prototype will encompass approximately 102,000 square feet. The 142 unit prototype contains 46 studio apartments, 92 one bedroom/one bathroom apartments and 4 two bedroom/two bathroom apartments. The 142-unit prototype will encompass approximately 108,000 square feet. Each apartment unit will be a full apartment, including a kitchen or kitchenette.


          Each community will offer residents a choice between independent-living and assisted-living services. As a result, the market for each community will be broader than for communities that offer only either independent-living or assisted-living services. Due to licensing requirements and the expense and difficulty of converting existing independent-living units to assisted-living units, independent-living and assisted-living units in many communities generally are not interchangeable. However, the prototype is designed to allow, at any time, for conversion of units, at minimum expense, for use as either independent-living or assisted-living units. Each community therefore may adjust its mix of independent-living and assisted-living units as the market or
     existing residents demand.   The Company believes that part of the appeal
     of this type of community is that residents will be able to "age in place" with the knowledge that they need not move to another community if they require assistance with ADLs. The Company believes that the ability to retain residents by offering them higher levels of services will result in stable occupancy with enhanced revenue streams.

          Market Selection Process. In selecting geographic markets for potential expansion, the Company considers such factors as a potential market's population, demographics and income levels, including the existing and anticipated future population of seniors who may benefit from the Company's services, the number of existing long-term care communities in the market area and the income level of the target population. While the Company does not apply its market selection criteria mechanically or inflexibly, it generally seeks to select adult living community locations that are non-urban with populations of no more than 100,000 people and containing 3,000 elderly households within a 20-mile radius with an annual income of at least $35,000, and have a regulatory climate that the Company considers favorable toward development. The Company has found that communities with these characteristics, so-called "secondary markets," generally have a receptive population of seniors who desire and can afford the services offered in the Company's adult living communities. In focusing on secondary markets, the Company believes it will avoid overdevelopment to which primary markets are prone and obtain the benefit of demographic concentrations that do not exist in yet smaller markets.


          While not limiting itself to any specific geographic market, the Company generally plans to concentrate its development projects to only a limited number of states at any given time. This focus will allow the Company to realize certain efficiencies in the development process and in the management of the communities. For 1996, the Company anticipates that its development efforts will be focused primarily in the State of Texas. The Company currently owns one development site in Corpus Christi, Texas and has obtained a letter of intent from Capstone for $39 million of sale/leaseback construction financing. Construction is expected to commence in September 1996. The Company also has obtained options to acquire eight additional sites in Abilene, Amarillo, El Paso, Round Rock, San Angelo, Temple, Tyler and Wichita Falls, Texas. The Company anticipates that it will commence construction on between 18 and 24 new communities in the next two years. The Company also anticipates developing adult living communities in one or more of the following states: New Mexico, Georgia, North Carolina, South Carolina, and Kentucky.


          Centralized Management. The adult living business is a highly management intensive one. While the location of a community and its physical layout are extremely important, another key to the success of an adult living community lies in the ability to maximize its financial potential through sophisticated, experienced management. Such success requires the establishment and supervision of programs involving the numerous facets of an adult living community, including menu planning, food and supply purchasing, meal preparation and service, assistance with "activities of daily living," recreational activities, social events, health care services, housekeeping, maintenance and security. The Company's strategy emphasizes centralized management in order to achieve operational efficiencies and ensure consistent quality of services. The Company has established standardized policies and procedures governing, among other things, social activities, maintenance and housekeeping, health care services, and food services. An annual budget is established by the Company for each community against which performance is tested each month.

          Marketing.  Marketing is critical to the rent up and continued high
     occupancy of a community.   The Company's marketing strategy focuses on
     enhancing the reputation of the Company's communities and creating awareness of the Company and its services among potential referral sources. The Company's experience is that satisfied residents and their families are an important source of referrals for the Company. In addition, the Company plans to use its common community design and its "The Grand Court" trademarked name to promote national brand-name recognition. The Company has recently adopted the trademarked name. Historically, adult living communities have generally been independently owned and operated and there has been little national brand-name recognition. The Company believes that national recognition will be increasingly important in the adult living business. The Company intends to continuously use its trademarked name in its business activities, and the life of this trademark will extend for the duration of its use. The Company considers this trademark to be a valuable intangible intellectual property asset.

     SERVICES

          It is important to identify the specific tastes and needs of the residents of an adult living community, which can vary from region to region and from one age group to the next. Residents who are 70 years old have different needs than those who are 85. The Company has retained a gerontologist to insure that programs and activities are suitable for all of the residents in a community and that they are adjusted as these residents "age in place". Both independent and assisted-living services will be offered at all of the Company's newly, developed communities.

          Basic Service and Care Package. The Company provides four levels of service at its adult-living communities:

          Level I is Independent Living which includes three meals per day, weekly housekeeping, activities program, 24-hour security and transportation for shopping and medical appointments.

          Level II or Catered Living offers all of the amenities of Level I in addition to all utilities, personal laundry and daily housekeeping.

          Level III is Assisted Living, which offers three meals per day, daily housekeeping, 24-hour security, all utilities, medication management, activities and nurse's aides to assist the residents in daily bathing and dressing.

          Level IV is especially designed to meet the needs of our assisted living residents who require increased assistance with the activities of daily living. We are able to accommodate residents with walkers or wheelchairs, or who suffer from the early stages of Alzheimer's. Rehabilitative services such as physical and speech therapy are also provided by licensed third party home health care providers. Each resident can design a package of services that will be monitored by his or her own physician.

          The Company charges an average fee of $1,400 per month for Level I services, $1,700 per month for Level II services, $2,000 per month for Level III services, and $2,500 per month for Level IV services, but the fee levels vary from community to community. As the residents of the communities managed by the Company continue to age, the Company expects that an increasing number of residents will utilize Level III and Level IV services. The Company's internal growth plan is focused on increasing revenue by continuing to expand the number and diversity of its tiered additional assisted-living services and the number of residents using these services.

     COMMUNITIES

          The Company currently operates 30 communities containing 4,350 units and one nursing home containing 60 beds. One of the Company's adult living communities contains 70 nursing home beds. The following chart sets forth information regarding the communities operated by the Company:

                                                           OCCUPANCY
                                                 YEAR         % AT
                                   NUMBER OF   ACQUIRED     MAY 31,
      COMMUNITY (1)       STATE      UNITS        (2)         1996
      -------------       -----      -----     ---------   ----------

      The Grand Court     Arizona     136        1991        98%
      Phoenix

      The Grand Court     Florida     184        1989        95%
      Fort Myers

      The Grand Court     Florida     126        1996        85%
      Lakeland

      The Grand Court     Florida     170        1992        91%
      Lake Worth

      The Grand Court     Florida     189        1995        60%
      North Miami

      The Grand Court     Florida      60        1994        91%
      Pensacola

      The Grand Court I   Florida      72        1994        87%
      Pompano Beach(3)

      The Grand Court II  Florida      42        1994        88%
      Pompano Beach(3)

      The Grand Court     Florida      94        1995        97%
      Tavares

      The Grand Court     Illinois     76        1993       100%
      Belleville

      The Grand Court II  Kansas      127        1994        97%
      Kansas City

      The Grand Court     Kansas      275        1990        97%
      Overland Park

      The Grand Court     Michigan    164        1993        95%
      Farmington Hills

      The Grand Court     Michigan    114        1994        98%
      Novi

      The Grand Court I   Missouri    167        1989        97%
      Kansas City

      The Grand Court     Missouri    217        1991        80%
      III Kansas City

      The Grand Court IV  Missouri    237        1990        69%
      Kansas City

      The Grand Court     Nevada      152        1991       100%
      Las Vegas

      The Grand Court     Ohio        120        1994       100%
      Columbus

      The Grand Court     Ohio        185        1994        99%
      Dayton

      The Grand Court     Ohio         73        1992        99%
      Findlay

      The Grand Court     Ohio         77        1992       100%
      Springfield

      The Grand Court I   Tennessee   143(4)     1995        99%
      Chattanooga

      The Grand Court II  Tennessee   146        1995        99%
      Chattanooga

                                                           OCCUPANCY
                                                             % AT
                                   NUMBER OF    YEAR        MAY 31,
      COMMUNITY(1)        STATE      UNITS    ACQUIRED(2)    1996
      ------------        -----    ---------  -----------  ---------

      The Grand Court     Tennessee   197        1992        98%
      Memphis

      The Grand Court     Texas       180        1993        98%
      Bryan

      The Grand Court     Texas       132        1990        96%
      Longview

      The Grand Court     Texas       139        1991        99%
      Lubbock

      The Grand Court I   Texas       198        1993        98%
      San Antonio

      The Grand Court II  Texas        60(5)     1995        87%
      San Antonio

      The Grand Court     Texas        60        1996        98%
      Weatherford

      The Grand Court     Virginia     98        1995        97%
      Bristol

     --------------

     (1) In certain cases, more than one Investing Partnership owns an interest in one Owning Partnership. There are therefore, more Investing Partnerships than there are Owning Partnership. One of the Owning Partnerships owns two adult living communities, one Owning Partnership owns one adult living community and one nursing home. In addition, the Company's properties in Pompano Beach, Florida are adjacent to one another and are counted as one property. As a result, there are 32 properties listed, but only 29 Owning Partnerships. See "--Partnership Offerings." In addition, the Company has entered into contracts to acquire an adult living community in Morristown, Tennessee containing 180 apartment units, an adult living community in Tampa, Florida containing 164 apartment units and two adult living communities in Sparks, Nevada containing 92 apartment units and 64 apartment units, respectively.


     (2) Represents year in which an affiliate of the Company acquired the community.

     (3) These are adjacent properties and are counted as one adult living community.

     (4) Grand Court I Chattanooga's unit count includes a 70-bed nursing wing.

     (5)  Grand Court II San Antonio is a 60-bed licensed nursing facility.

          All 30 adult living communities and the nursing home are managed by the Company in its capacity as property manager and, for all but one of the related owning partnerships, as managing general partner. Because the Company serves as both the managing general partner and the property manager, it receives partnership administration fees and property management fees. As the managing general partner of these partnerships, the Company generally has full authority and power to act for the partnerships as if it were the sole general partner. The Company has fiduciary responsibility for the management and administration of these partnerships and, subject to certain matters requiring the consent of the other partners such as a sale of the related property, may generally, on behalf of the partnerships, borrow money, execute contracts, employ persons and services, compromise and settle claims, determine and pay distributions, prepare and distribute reports, and take such other actions which are necessary or desirable with respect to matters affecting the partnerships or individual partners. See "--Partnership Offerings."

     OPERATIONS

          Corporate. Over the past ten years the Company has developed extensive policies, procedures and systems for the operation of its adult-living communities. The Company also has adopted a formal quality assurance program. In connection with this program the Company requires a minimum of two full-day annual quality assurance reviews at each community. The entire regional staff team participates in the review which thoroughly examines all aspects of the long-term care community from the provision of services to the maintenance of the physical buildings. The reports generated from these quality assurance reviews are then implemented by the community administrator. Corporate headquarters also provides human resources services, a licensing facilitator, and in-house accounting and legal support systems.

          Regional. The Company has nine regional administrators: one responsible for three communities in Florida, one responsible for six communities in Tennessee, Texas, Arizona and Nevada, one responsible for five communities in Texas and Virginia, one responsible for five communities in Ohio and Tennessee, one responsible for five communities in Missouri, Kansas, and Michigan, one responsible for four communities in Florida, one responsible for three communities in Missouri and Illinois and one who oversees the food division. In addition, one regional administrator and various other Company personnel oversee the third-party managing agents that operate multi-family properties in which the equity interests are pledged to the Company to secure notes owed to it. Each regional administrator is reported to by the manager of those communities he oversees.

          Community. The management team at each community consists of an administrator, who has overall responsibility for the operation of the community, an activity director, a marketing director and, at certain larger communities, one or two assistant administrators. Each community which offers assisted-living services has a staff responsible for the assisted-living care giving services. This staff consists of a lead resident aide, a medication room aide, certified nurse aides and trained aides, and, in those states which so require, registered nurses. At least one staff member is on duty 24 hours per day to respond to the emergency or scheduled 24-hour assisted-living services available to the residents. Each community has a kitchen staff, a housekeeping staff and a maintenance staff. The average community currently operated by the Company has 40 to 50 full-time employees depending on the size of the community and the extent of services provided in that community.

          The Company places emphasis on diet and nutrition, as well as preparing attractively presented healthy meals which can be enjoyed by the residents. The Company's in-house food service program is led by a regional administrator who reviews all menus and recipes for each community. The menus and recipes are reviewed and changed based on consultation with the food director and input from the residents. The Company provides special meals for residents who require special diets.

          Employees. The Company emphasizes maximizing each employee's potential through support and training. The Company's training program is conducted on three levels. Approximately six times per year, corporate headquarters staff conduct training sessions for the management staff in the areas of supervision and management skills, and caring for the needs of an aging population. At the regional level, regional staff train the community staff on issues such as policies, procedures and systems, activities for the elderly, the administration and provision of specific services, food service, maintenance, reporting systems and other operational areas of the business. At the community level, the administrators of each community conduct training sessions on at least a monthly basis relating to various practical areas of care-giving at the community. These monthly sessions cover, on an annual basis, all phases of the community's operations, including special areas such as safety, fire and disaster procedures, resident care, and policies and procedures.

     COMPETITION

          The senior housing and health care industries are highly competitive and the Company expects that both the independent-living business, and assisted-living businesses in particular, will become more competitive in the future. The Company will continue to face competition from numerous local, regional and national providers of long-term care whose communities and services are on either end of the senior care continuum. The Company will compete in providing independent-living services with home health care providers and other providers of independent-living services, primarily on the basis of quality and cost of communities and services offered. The Company will compete in providing assisted-living with other providers of assisted-living services, skilled nursing communities and acute care hospitals primarily on the bases of cost, quality of care, array of services provided and physician referrals. The Company also will compete with companies providing home based health care, and even family members, based on those factors as well as the reputation, geographic location, physical appearance of communities and family preferences. In addition, the Company expects that as the provision of long-term care receives increased attention, competition from new market entrants, including, in particular, companies focused on independent and assisted-living, will grow. Some of the Company's competitors operate on a not-for-profit basis or as charitable organizations, while others have, or may obtain, greater financial resources than those of the Company. However, the Company anticipates that its most significant competition will come from other adult living communities within the same geographic area as the Company's communities because management's experience indicates that senior citizens frequently elect to move into communities near their homes.

          Moreover, in the implementation of the Company's expansion program, the Company expects to face competition for the development of adult living communities. Some of the Company's present and potential competitors are significantly larger or have, or may obtain, greater financial resources than those of the Company. Consequently, there can be no assurance that the Company will not encounter increased competition in the future which could limit its ability to attract residents or expand its business and could have a material adverse effect on the Company's financial condition, results of operations and prospects. In addition, if the development of new adult living communities outpaces demand for those communities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause the Company to experience decreased occupancy, depressed margins and lower operating results.

     COMPANY HISTORY

          The predecessors of Grand Court Lifestyles, Inc. are J&B Management Company, Leisure Centers, Inc. and their affiliates. J&B Management Company is a private partnership founded in 1969 with a successful history in the development and management of multi-family real estate and adult living communities. J&B's headquarters are in Fort Lee, New Jersey and it conducted its property development and management operations through its affiliate, Leisure Centers, Inc., located in Boca Raton, Florida. Grand Court Lifestyles, Inc., its subsidiaries, J&B Management Company and Leisure Centers, Inc. and their affiliates are collectively referred to as the "Company".

          Through the 1970's and early 1980's, the Company's primary focus was on the acquisition, development, finance and management of multi-family properties. Senior management, collectively, has over 80 years of experience in multi-family housing, having had interests in properties containing approximately 20,000 apartment units located in 22 states, primarily in the sun-belt. Beginning in the mid-1980's, the Company's sole focus has been on the acquisition, finance and management of adult living communities building one of the largest operating portfolios of adult living communities in the nation, encompassing the entire spectrum of the long-term care industry, from independent-living to assisted-living, with a limited involvement in nursing homes. Senior management, collectively, has over 40 years of experience in the adult living field. The Company is ranked by the American Seniors Housing Association in the top ten owners and managers of adult living properties and currently has ownership interests in and manages 30 adult living communities containing 4,350 apartment units (including 70 skilled nursing beds) and one nursing home containing 60 skilled nursing beds in 11 states.

     GOVERNMENT REGULATION

          Regulations applicable to the Company's operations vary among the types of communities operated by the Company and from state to state. Independent-living communities generally do not have any licensing requirements. Assisted-living communities are subject to less regulation than other licensed health care providers but more regulation than independent-living communities. However, the Company anticipates that additional regulations and licensing requirements will likely be imposed by the states and the federal government. Currently, California, New Jersey, Ohio, Massachusetts, Texas and Florida require licenses to provide the assisted-living services provided by the Company. The licensing statutes typically establish physical plant specifications, resident care policies and services, administration and staffing requirements, financial requirements and emergency service procedures. The licensing process can take from two months to one year. New Jersey requires Certificates of Need for assisted-living communities. The Company's communities must also comply with the requirements of the Americans With Disabilities Act and are subject to various local building codes and other ordinances, including fire safety codes. While the Company relies almost exclusively on private pay residents, the Company operates a nursing home containing 60 beds and one adult living community operated by the Company contains 70 nursing home beds in which some residents rely on Medicaid. As a provider of services under the Medicaid program, the Company would be subject to Medicaid regulations designed to limit fraud and abuse, violations of which could result in civil and criminal penalties and exclusion from participation in the Medicaid program. Revenues derived from Medicaid comprise less than 1% of the Company's revenues. The Company does not intend to expand its nursing home activities and intends to pursue an exclusively "private-pay" clientele. The Company believes it is in substantial compliance with all applicable regulatory requirements. No actions are pending against the Company for non-compliance with any regulatory requirement.

          Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knows of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations, and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or any entity who arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without the Company's knowledge, of hazardous or toxic substances at any property held or operated by the Company could have an adverse effect on the Company's business, operating results and financial condition.

          Under the ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional Federal, state and local laws exist which also may require modifications to existing and planned properties to create access to the properties by disabled persons. While the Company believes that its properties are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

     EMPLOYEES

          As of the date hereof, the Company employs approximately 1,500 persons, including 25 in the Company's corporate headquarters. None of the Company's employees is covered by collective bargaining agreements. The Company believes its employee relations are good.

     LEGAL PROCEEDINGS

          J&B Management Company, a predecessor of the Company ("J&B Management Company") that managed certain multi-family properties for which the United States Department of Housing and Urban Development ("HUD") provided mortgage insurance, was the subject of an audit and investigation by HUD during 1990 and 1991. Pending the conclusion of the inquiry, J&B Management Company, its partners and key employees were suspended by HUD from the management of such multi-family properties. On April 10, 1991, HUD and J&B Management Company entered into a Settlement Agreement which provided, among other things, that HUD vacate the suspension retroactively. Certain conditions were imposed in the Settlement Agreement, including that J&B Management Company and such principals and employees not engage in the management of HUD-insured properties for an indefinite period of time. Pursuant to a letter agreement dated January 11, 1994, (i) J & B Management Company agreed to reimburse various properties for certain expenses, aggregating approximately $445,000, deemed not eligible by HUD, (ii) J & B Management Company agreed to pay HUD's costs for the audit, and to reimburse

     HUD for certain subsidy overpayments, aggregating approximately $861,000, and (iii) all issues relating to the audit and investigation were concluded and fully resolved.




          The Company is involved in various lawsuits and other matters arising in the normal course of business. In the opinion of management of the Company, although the outcomes of these claims and suits are uncertain, in the aggregate they should not have a material adverse effect on the Company's financial position or results of operations. The Company business entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits alleging malpractice or related legal claims, many of which seek large amounts and result in significant legal costs.
     The Company expects that from time to time it will be subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies in amounts and with such coverage and deductibles as it deems appropriate, based on the nature and risks of its business, historical experience and industry standards. There can be no assurance, however, that claims in excess of the Company's insurance coverage or claims not covered by the Company's insurance coverage will not arise. A successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company's operating results and financial condition. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually, and there can be no assurance that the Company will be able to obtain liability insurance coverage in the future or, if available, that such coverage will be on acceptable terms.

                                      MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS

          The directors and executive officers of the Company are as follows:

      Name               Age    Position
      ----               ---    --------

      John Luciani(1)    64     Chairman of the Board and Chief
                                Executive Officer
      Bernard M.         66     Chief Operating Officer, President
      Rodin(2)                  and Director


      John W. Luciani    44     Executive Vice President and
      III                       Director

      Paul Jawin         40     Chief Financial Officer

      Dorian Luciani     41     Senior Vice President - Acquisition
                                and Construction

      Deborah Luciani    39     Vice President - New Business
                                Development and Acquisitions

      Edward J. Glatz    54     Vice President - Construction

      Catherine V.       31     Vice President and Treasurer
      Merlino


      Keith Marlowe      34     Secretary

      Walter             78     Director
      Feldesman(1)(2)

      Leslie E.          53     Director
      Goodman(1)(2)

     -----------
     (1)       Member of the Compensation Committee
     (2)       Member of the Audit Committee

          JOHN LUCIANI, Chief Executive Officer and Chairman of the Board of Directors, founded the earliest predecessor of the Company in 1969 and has been engaged in a number of business activities and investments since 1952. Commencing in 1960, he entered into the real estate development and construction business, concentrating initially on the development, construction and sale of residential high-rise apartment buildings and single-family homes and subsequently on the acquisition and development of multi-family rental housing complexes. Since 1986, he has concentrated on the acquisition, development and financing of adult living communities for the elderly. Mr. Luciani founded the earliest predecessor of the Company with Bernard M. Rodin in 1969.

          BERNARD M. RODIN, Chief Operating Officer, President and Director, has been engaged, since the formation of the earliest predecessor of the Company in 1969, in the financing of property acquisitions by arranging for the sale of partnership interests and in property management. This activity initially focused on the Company's multi-family housing portfolio and, since 1986, on the Company's adult living communities. Mr. Rodin is a certified public accountant and was actively engaged in the practice of public accounting prior to founding the earliest predecessor of the Company with John Luciani in 1969.

          JOHN W. LUCIANI III, Executive Vice President and Director, a son of John Luciani, joined the Company in 1975 and has since been actively involved in the management and operation of the Company's property portfolios, initially focusing on multi-family housing and later on the Company's adult-living communities.

          PAUL JAWIN, Chief Financial Officer, a son-in-law of Bernard M. Rodin, joined the Company in May 1991. His activities primarily involve the various financial aspects of the Company's business including its debt financing and matters involving the Company's equity and debt securities. Mr. Jawin is an attorney and was actively engaged in a real estate/ corporate practice prior to joining the Company.

          DORIAN LUCIANI, Senior Vice President - Acquisition and Construction, a son of John Luciani, joined the Company in 1977 and was initially involved in the acquisition, development and management of the Company's multi-family housing portfolio. Later, Mr. Luciani focused exclusively on the acquisition and development of the Company's adult living communities.

          DEBORAH LUCIANI, Vice President - New Business Development and Acquisitions, a daughter of John Luciani, joined the Company in January 1992. Ms. Luciani is primarily involved in new business development, acquisitions, obtaining financing and various marketing responsibilities for the Company's existing and new adult living communities. Prior to joining the Company, Ms. Luciani worked for Prudential Bache Securities as an oil futures trader from November 1988 to December 1991.

          EDWARD J. GLATZ, Vice President - Construction, joined the Company in September 1992 and has been actively involved in the design, site selection and construction for the new "Grand Court" adult living communities. Additionally, Mr. Glatz supervises the capital improvements of the Company's real estate holdings. Prior to joining the Company, Mr. Glatz performed asset management duties for Kovens Enterprises, a real estate development company, from June 1988 until September 1992.

          CATHERINE V. MERLINO, Vice President and Treasurer, joined the Company in September 1993, and has since been actively involved in the financial reporting and analysis needs of the Company. Prior to joining the Company, Mrs. Merlino was a Senior Accountant from June 1989 through June 1993 and a Supervisor from June 1993 through September 1993 at Feldman Radin & Co., P.C., a public accounting firm located in New York City.

          KEITH MARLOWE, Secretary of the Company, joined the Company in August 1994. From 1987 through August 1994, Mr. Marlowe, an attorney, was an associate in the tax department at the law firm of Reid & Priest LLP where he was involved in a general transactional tax practice.

          WALTER FELDESMAN, Director, has been Of Counsel to the law firm of Baer Marks & Upham LLP since March 1993 and for more than five years prior thereto was a partner of Summit, Rovins and Feldesman. Mr. Feldesman is currently a Director and Chairman of the Audit Committee of Sterling Bancorp and a Director of its subsidiary, Sterling National Bank & Trust Co. Mr. Feldesman is a member of the Board of Advisors of the National Institute on Financial Services for Elders, the National Academy of Elder Law Attorneys, the American Association of Homes for the Aging, the National Council on the Aging and American Society on Aging. He has authored an article entitled "Long-Term Care Insurance Helps Preserve an Estate," and a soon-to-be published work entitled the Eldercare Primer
                                                           ----------------
     Series.
     ------

          LESLIE E. GOODMAN, Director, is the Area President for the North Jersey Region for First Union National Bank and a Senior Executive Vice President of First Union Corporation. From September 1990 through January 1994, he served as President and Chief Executive Officer of First Fidelity Bank, N.A., New Jersey. From January 1994 to December 1995, Mr. Goodman served as a Senior Executive Vice President and a Director of First Fidelity Bank, National Association until it was merged into First Union. From January 1990 until December 1995, he also served as Senior Executive Vice President, member of the Office of the Chairman and a Director of First Fidelity Bancorporation. Mr. Goodman served as the Chairman of the New Jersey Bankers Association from March 1995 to March 1996. He is a member of the Board of Directors and Chairman of the Audit Committee of Wawa Inc.

     DIRECTOR COMPANSATION

          The Company will pay each Director who is not an employee of the Company $1000 per Board meeting attended and $500 per Committee meeting attended. All Directors are reimbursed by the Company for their out-of-pocket expenses incurred in connection with attendance at meetings of, and other activities related to service on, the Board of Directors or any Board Committee.

     AUDIT COMMITTEE

          The Board of Directors established an Audit Committee in June 1996. The Audit Committee is currently composed of Messrs. Rodin, Feldesman and Goodman. The Audit Committee's duties include reviewing internal financial information, monitoring cash flow, budget variances and credit arrangements, reviewing the audit program of the Company, reviewing with the Company's independent accountants the results of all audits upon their completion, annually selecting and recommending independent accountants, overseeing the quarterly unaudited reporting process and taking such other action as may be necessary to assure the adequacy and integrity of all financial information distributed by the Company.

     COMPENSATION COMMITTEE

          The Board of Directors established a Compensation Committee in June 1996. The Compensation Committee is currently composed of Messrs. John Luciani, Feldesman and Goodman. The Compensation Committee recommends compensation levels of senior management and works with senior management on benefit and compensation programs for Company employees.

     EXECUTIVE COMPENSATION

          The following table shows, as to the Chief Executive Officer and each of the four other most highly compensated executive officers information concerning compensation accrued for services to the Company in all capacities during the fiscal year ended January 31, 1996.

                              SUMMARY COMPENSATION TABLE


                                         Annual Compensation
                                    ----------------------------

                                                        Other         All
     Name and                                          Annual        Other
     Principal                      Salary   Bonus  Compensation  Compensation
     Position            Year         ($)     ($)        ($)          ($)
     -----------------   ----       ------   -----  ------------  ------------

     John Luciani,
     Chairman of the
     Board and Chief
     Executive          fiscal
     Officer(1)  . . .   1995        ---      ---        ---       $1,228,750

     Bernard M. Rodin,
     Chief Operating
     Officer,
     President and      fiscal
     Director(1) . . .   1995        ---      ---        ---       $1,228,750

     John W. Luciani,
     III, Executive
     Vice President     fiscal
     and Director  . .   1995     $315,000    ---        ---          ---

     Dorian Luciani,
     Senior Vice        fiscal
     President . . . .   1995     $315,000    ---        ---          ---

     Paul Jawin, Chief  fiscal
     Financial Officer   1995     $289,050    ---        ---          ---

     ----------------------------------

     (1) Messrs. Luciani and Rodin received dividends and distributions from the Company's predecessors but did not receive salaries. As of April 1, 1996 a salary for each of Messrs. Luciani and Rodin was established at the rate of $600,000 per year. In the first six months of fiscal 1996, such officers also received $450,000 each as a dividend.


     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

          The Board of Directors established a Compensation Committee in June 1996. The Compensation Committee currently consists of Messrs. John Luciani, Feldesman and Goodman. None of the executive officers of the Company currently serves on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions. For a description of transactions between the Company and members of the Compensation Committee or their affiliates, see "Certain Transactions."

     STOCK PLANS

          1996 Stock Option and Performance Award Plan


          The Company has adopted the 1996 Stock Option and Performance Award Plan (the "Plan"), which authorizes the grant to officers, key employees and directors of the Company and any parent or subsidiary of the Company of incentive or non-qualified stock options, stock appreciation rights, performance shares, restricted shares and performance units. Under the Plan, directors who are not employees of the Company may not be granted incentive stock options. The Company plans to reserve 1,250,000 shares of Common Stock for issuance pursuant to the Plan. As of the date hereof, no options had been granted under the Plan.



          The Plan will be administered by the Board of Directors. The Board of Directors will determine the prices and terms at which options may be granted. Options may be exercisable in installments over the option period, but no options may be exercised after ten years from the date of grant. Stock appreciation rights may be granted in tandem with options or separately.



          The exercise price of any incentive stock option granted to an eligible employee may not be less than 100% of the fair market value of the shares underlying such option on the date of grant, unless such employee owns more than 10% of the outstanding Common Stock or stock of any subsidiary or parent of the Company, in which case the exercise price of any incentive stock option may not be less than 110% of such fair market value. No option may be exercisable more than ten years after the date of grant and, in the case of an incentive stock option granted to an eligible employee owning more than 10% of the outstanding Common Stock or stock of any subsidiary or parent of the Company, no more than five years from its date of grant. Incentive stock options are not transferable, except upon the death of the optionee. In general, upon termination of employment of an optionee (other than due to death or disability), all options granted to such person which are not exercisable on the date of such termination immediately expire, and any options that are so exercisable will expire three months following termination of employment in the case of incentive stock options, but not until the date the options otherwise would expire in the case of non-qualified stock options. However, all options will be forfeited immediately upon an optionee's termination of employment for good cause and upon an optionee's voluntary termination of employment without the consent of the Board of Directors.


          Upon an optionee's death or termination of employment due to disability, all options will become 100% vested and will be exercisable (i) in the case of death, by the estate or other beneficiary of the optionee at any time prior to the date the option otherwise would expire and (ii) in the case of the disability of the optionee, by the optionee within one year of the date of such termination of employment in the case of incentive stock options, or at any time prior to the date the option otherwise would expire in the case of non-qualified stock options.


          At the time each grant of restricted shares or performance shares or units or stock appreciation rights is made, the Board of Directors will determine the duration of the performance or restriction period, if any, the performance targets, if any, for earning performance shares or units, and the times at which restrictions placed on restricted shares shall lapse.

                                 CERTAIN TRANSACTIONS

          In the first quarter of 1996, the Selling Stockholders reorganized their businesses by consolidating them into the Company. The Selling Stockholders transferred all of the issued and outstanding stock of each of 16 Sub-chapter S corporations along with various other assets and liabilities to the Company in exchange for 2,168,257 shares of the Company's Common Stock. A partnership in which the Selling Stockholders are the sole partners transferred to the Company substantially all of its assets, subject to substantially all of its liabilities, in exchange for 1,084,128 shares of the Company's Common Stock. The partnership distributed the shares received to the Selling Stockholders. Six Sub-chapter S corporations which were wholly-owned by the Selling Stockholders were merged into the Company. Pursuant to the mergers the shares of the four merged companies were converted into an aggregate of 6,747,615 shares of the Company's Common Stock. After the reorganization was complete, the Selling Stockholders owned an aggregate of 10,000,000 shares of the Company's Common Stock.

          Prior to the reorganization discussed above, the business of the Selling Stockholders was conducted through a partnership and various Sub-chapter S corporations. These entities made distributions to each of the Selling Stockholders of $5,495,500, $943,000, $850,000 and $124,500 in
     Fiscal 1993, 1994 and 1995 and the first quarter of the current fiscal year, respectively.


          During Fiscal 1995 and the first quarter of the current fiscal year, the Company paid to Francine Rodin, the wife of Bernard M. Rodin, the Company's Chief Operating Officer, President and a Director, $121,876 and $30,500, respectively, as fees for introducing to the Company broker/dealers that have assisted the Company in the sale of limited partnership interests in Investing Partnerships. Mrs. Rodin will receive a fee with respect to any future sales of such limited partnership interests and other securities offered by the Company, including shares of Common Stock offered hereby, by such broker/dealers. During Fiscal 1995 and the first half of the current fiscal year, Francine Rodin received consulting fees of $51,510 and $132,560, respectively, in connection with coordinating the Company's travel arrangements and marketing efforts. Mrs. Rodin is now an employee of the Company and performs similar services.


          Michele R. Jawin, the daughter of Mr. Rodin and wife of Paul Jawin, the Company's Chief Financial Officer, is Of Counsel to Reid & Priest LLP, which acts as securities counsel to the Company, including in connection with this offering.

          Messrs. Luciani and Rodin, the Chairman of the Board and President of the Company, respectively, and entities controlled by them serve as general partners (with interests ranging between 1% and 2%) of partnerships directly and indirectly owning multi-family properties and on account of such general partner status have personal liability for recourse partnership obligations and own small equity ownership interests in the partnerships. The Company holds notes, aggregating $163.6 million, that are secured by the limited partnership interests in such partnerships. These individuals have provided personal guarantees in certain circumstances to obtain mortgage financing for certain adult living communities operated by the Company and for certain of the Company's Investor Note Debt and Unsecured Debt, and the obligations thereunder may continue. The aggregate amount of such debt personally guaranteed by Messrs. Luciani and Rodin is approximately $17.8 million and $30.6 million, respectively. In addition, Messrs. Luciani and Rodin and certain employees will devote a portion of their time to overseeing the third-party managers of multi-family properties and one adult living community in which Messrs. Luciani and Rodin have financial interests but the Company does not.


          Walter Feldesman, a Director of the Company, is Of Counsel to the law firm of Baer Marks & Upham LLP, which acts as counsel to the Company from time to time.

          Leslie E. Goodman, a Director of the Company, is Area President for the North Jersey Region for First Union National Bank. First Union is the registrar and transfer agent for the Common Stock and is a lender to the Company with $1,000,500 aggregate principal amount of loans outstanding.


                          PRINCIPAL AND SELLING STOCKHOLDERS


          The following table sets forth certain information as of August 31, 1996, before and after giving effect to the Minimum Offering and the Maximum Offering, regarding the beneficial ownership of the Company's Common Stock by (i) each executive officer and director of the Company,
     (ii) each stockholder known by the Company to beneficially own 5% or more of such Common Stock, (iii) each Selling Stockholder and (iv) all directors and officers as a group. Except as otherwise indicated, the address of each beneficial holder of 5% or more of such Common Stock is the same as the Company.



                                                   AFTER            AFTER
                           BEFORE                  MINIMUM          MAXIMUM
                           OFFERING                OFFERING         OFFERING
                         ------------              -------------    ------------
                                        SHARES
                                       OFFERED
     BENEFICIAL OWNER    NUMBER    %     (1)       NUMBER     %     NUMBER    %
     ----------------    ------   ---  -------     ------    ---    ------   ---

     John Luciani..... 5,000,000  50%  138,889  4,930,555.5  44%  4,861,111  39%

     Bernard M.
       Rodin.......... 5,000,000  50%  138,889  4,930,555.5  44%  4,861,111  39%

     All directors and
       officers as
       a group........10,000,000 100%  277,778  9,861,111.0  88%  9,722,222  78%

     --------------
     (1) The number of shares to be sold by the Selling Stockholders will equal 10% of the aggregate number of shares to be sold in this Offering.

                             DESCRIPTION OF CAPITAL STOCK

          Immediately prior to the closing of this Offering, the Company will file an Amended and Restated Certificate of Incorporation ("Certificate"). The Certificate will provide for 20,000,000 authorized shares of Common Stock. The Certificate also will provide for 1,000,000 authorized shares of Preferred Stock, par value $.0001 per share (the "Preferred Stock"). Upon completion of the Minimum Offering, there will be outstanding:
     (a) 11,250,000 shares of Common Stock, consisting of (i) the 9,861,111 shares currently owned by the Selling Stockholders and not offered hereby;
     (ii) the 1,250,000 shares to be sold by the Company hereby; and (iii) the 138,889 shares to be sold by the Selling Stockholders hereby; and (b) no shares of Preferred Stock. Upon completion of the Maximum Offering, there will be outstanding: (a) 12,500,000 shares of Common Stock, consisting of
     (i) 9,722,222 shares currently owned by the Selling Stockholders and not offered hereby; (ii) 2,500,000 shares to be sold by the Company hereby;
     (iii) the 277,778 shares to be sold by the Selling Stockholders hereby and
     (b) no shares of Preferred Stock.

          The following summary description relating to the Common Stock, and the Preferred Stock does not purport to be complete. A description of the Company's capital stock is contained in the Certificate, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

     COMMON STOCK

          The Certificate will authorize the Company to issue 20,000,000 shares of Common Stock. All shares outstanding upon completion of this offering will be validly issued, fully paid and non-assessable.

          Stockholders of the Company have no preemptive rights or other rights to subscribe for additional shares. Subject to the rights of holders of Preferred Stock and Long-term Debt all holders of Common Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No shares of any class of Common Stock have conversion rights or are subject to redemption.

          Holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor, but only if all dividends due on the outstanding Preferred Stock have been paid.

     PREFERRED STOCK

          The authorized capital stock of the Company will include 1,000,000 shares of Preferred Stock. The Board of Directors is authorized to fix the rights, preferences, privileges and restrictions of any series of Preferred Stock, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and the designation thereof and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series (but not below the number of shares of such series then outstanding). Because the terms of the Preferred Stock can be fixed by the Board of Directors without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat a proposed takeover of the Company or to make the removal of management more difficult. The Board of Directors, without stockholder approval, could issue Preferred Stock with dividend, voting and conversion rights which could adversely affect the rights of the holders of Common Stock. At present, the Company has no plans to issue any Preferred Stock.

     CERTAIN DELAWARE LAW PROVISIONS

          Section 203 of the Delaware Law prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly held Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the date on which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66-2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Section 203 may have a depressive effect on the market price of the Common Stock.

     ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

          Certain provisions of the Certificate and By-Laws of the Company summarized in the following paragraphs will become operative immediately prior to closing of this Offering and may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions may have a depressive effect on the market price of the Common Stock.

          SPECIAL MEETING OF STOCKHOLDERS. The Certificate will provide that special meetings of stockholders of the Company may be called only by the Board of Directors. This provision will make it more difficult for stockholders to take action opposed by the Board of Directors. This provision of the Certificate may not be amended or repealed by the stockholders of the Company, except with the approval of the holders of two-thirds of the Company's outstanding Common Stock.

          NO STOCKHOLDER ACTION BY WRITTEN CONSENT. The Certificate will provide that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied. Such provision limits the ability of any stockholders to take action immediately and without prior notice to the Board of Directors.
     Such a limitation on a majority stockholder's ability to act might impact such person's or entity's decision to purchase voting securities of the Company. This provision of the Certificate may not be amended or repealed by the stockholders of the Company, except with the approval of the holders of two-thirds of the Company's outstanding Common Stock.

          ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The By-Laws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company (a) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not fewer than 60 days nor more than 90 days prior to such anniversary date and (b) in the case of the annual meeting to be held during the first complete fiscal year following the date of this Prospectus and in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The By-Laws also will specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting. As set forth below, the By-Laws may not be amended or repealed by the stockholders of the Company, except with the approval of holders of two-thirds of the Company's outstanding Common Stock.

          ADJOURNMENT OF MEETINGS OF STOCKHOLDERS. The By-Laws will provide that when a meeting of stockholders of the Company is convened, the presiding officer, if directed by the Board of Directors, may adjourn the meeting, if no quorum is present for the transaction of business or if the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information the Board of Directors determines has not been made sufficiently or timely available to stockholders or to otherwise effectively exercise their voting rights.
     This provision will, under certain circumstances, make more difficult or delay actions by the stockholders opposed by the Board of Directors. The effect of such provision could be to delay the timing of a stockholders' meeting, including in cases where stockholders have brought proposals before the stockholders that are in opposition to those brought by the Board of Directors and therefore may provide the Board of Directors with additional flexibility in responding to such stockholder proposals. As set forth below, the By-Laws may not be amended or repealed by the stockholders of the Company, except with the approval of holders of two-thirds of the Company's outstanding Common Stock.

          AMENDMENT OF THE BY-LAWS. The Certificate will provide that the By-Laws may be amended or repealed by the Board of Directors and may not be amended or repealed by the stockholders of the Company, except with the consent of holders of two-thirds of the Company's outstanding Common Stock. This provision will make it more difficult for stockholders to make changes to the By-Laws that are opposed by the Board of Directors. This provision of the Certificate may not be amended or repealed by the stockholders of the Company, except with the approval of the holders of two-thirds of the Company's outstanding Common Stock.

     Transfer Agent and Registrar

          The Company's transfer agent and registrar will be First Union National Bank.

                           SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future at a time and price it deems appropriate.

          Upon completion of the Minimum Offering, the Company will have outstanding 11,250,000 shares of Common Stock. Upon completion of the Maximum Offering, the Company will have outstanding 12,500,000 shares of Common Stock. Of these shares, 1,388,889 shares of Common Stock, representing all of the shares sold in the Minimum Offering, or 2,777,778 shares of Common Stock, representing all of the shares sold in the Maximum Offering, as the case may be, will be freely tradeable without restriction or limitation under the Securities Act, except for shares, if any, purchased by an "affiliate" of the Company (as defined in the rules and regulations of the Commission under the Securities Act) which shares will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining outstanding shares are "restricted" shares within the meaning of Rule 144 (the "Restricted Shares"). The Restricted Shares outstanding on the date hereof were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may be sold only if they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available.

          In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned Restricted Shares for at least a two-year period (as computed under Rule 144) is entitled to sell within any three-month period a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 112,500 shares after giving effect to the Minimum Offering and approximately 125,000 shares after giving effect to the Maximum Offering) and (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned Restricted Shares for at least a three-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

                                 PLAN OF DISTRIBUTION

          The shares of Common Stock are being offered on a "best-efforts" basis through Participating Dealers ("Participating Dealers") who are members of the National Association of Securities Dealers, Inc. (the "NASD"). The Company also intends to offer shares of the Common Stock directly through the efforts of its officers, directors and employees. Bernard M. Rodin, the Company's Chief Operating Officer, President and Director, and Noel Marcus, Director of Investor Relations of the Company, will act as the principal selling agents of the Company in connection with such direct offerings.

          The Company has agreed to indemnify all Participating Dealers against certain liabilities, including liabilities under the Securities Act of 1933. The Company will pay the Participating Dealers a selling commission of up to 6% of the offering price ($1.08 per share) for all shares of Common Stock sold. The foregoing will be paid upon the closing of the offering. In addition, the Company will reimburse Participating Dealers for due diligence expenses and provide a non-accountable expense allowance in the aggregate amount of up to 1% per share ($.18 per share) and will pay wholesalers or finders fees in the aggregate amount of up to 1% per share ($.18 per share). No Participating Dealers are affiliated with the Company.

          The following Participating Dealers have entered into Selling Agency Agreements with the Company:


               Ameriprop, Inc.                    KRK Ltd.
               Asset Allocations Securities Corp. NI Securities Corporation
               Buckhead Financial Corporation     Princeton Equity
                                                    Securities, Inc.
               Centennial Capital Management      Retirement Investment Group
               Chapel Hill Securities             Round Hill Securities
               Dominion Capital Corporation       SFI Investment, Inc.
               First Associated Securities        Schild Asset Management, Inc.
               1st Global Capital Corp.           Strategic Assets Inc.
               FFP Securities, Inc.               Sunpoint Securities, Inc.
               H.J. Meyers & Co., Inc.            TFS Securities, Inc.
               Investech Capital Corporation      Wharton Equity Corporation
               Investment Opportunity Corporation World Invest Corporation


           There is no lead underwriter for this offering. Participating Dealers will execute Selling Agency Agreements with the Company; however, such Participating Dealers will be under no obligation to sell any or all of the Shares of Common Stock offered hereby. Under the Selling Agency Agreement, the Participating Dealers will agree to use their best efforts to solicit indications of interest and, after the effective date of the Registration Statement for which this Prospectus constitutes a part, subscriptions for the purchase of the shares of Common Stock. Each Selling Agency Agreement may be terminated by either party thereto at any time. There are no volume sales limitation in any such agreements. The Division of Corporation Finance of the U.S. Securities and Exchange Commission has taken the position that any broker/dealer that sells shares of Common Stock in the offering may be deemed an underwriter as defined in Section 2(11) of the Securities Act of 1933, as amended. The Company reserves the right to enter into Selling Agency Agreements with additional Participating Dealers after the commencement of this offering. There is no assurance that, even if any Participating Dealers sell the shares of Common Stock offered hereby, a court of competent jurisdiction or arbitration panel would deem any such Participating Dealer to be an underwriter as so defined.


          The shares of Common Stock are being offered subject to prior sale, withdrawal, cancellation or modification of the offer, including its structure, terms and conditions, without notice. The Company reserves the right, in its sole discretion, to reject, in whole or in part, any offer to purchase the shares of Common Stock.

          The Company intends to sell the shares of Common Stock in this offering only in the states in which the offering is qualified. An offer to purchase may only be made and the purchase of the shares of Common Stock may only be negotiated and consummated in such states. The Subscription Form for the shares of Common Stock must be executed, and the shares of Common Stock may be delivered only in, such states. Resale or transfer of the shares of Common Stock may be restricted under state law.


          Until at least 1,388,889 shares of Common Stock are sold, the proceeds of the offering will be held in escrow by First Union National Bank (the "Escrow Agent"). If at least 1,388,889 shares of Common Stock are not sold within 60 days from the date of this Prospectus (subject to an extension of up to 60 days at the sole discretion of the Company), the offering will terminate and such proceeds will be promptly returned to subscribers, without interest or deductions. Shares of Common Stock sold to officers, directors or employees of the Company or its affiliates will not be counted for purposes of determining whether such number of shares has been sold.


          If the Company does not terminate the offering earlier, which it may, in its sole discretion, the offering of shares of Common Stock will continue until the Company raises an aggregate of $50,000,004, provided that the offering period for all of the shares of Common Stock of the Company will not exceed 120 days from the date of this Prospectus.

          No sale of the shares of Common Stock will be made by the Company to any prospective investor who has not received a copy of this Prospectus at least 48 hours prior to the confirmation of a sale of shares hereunder.

          Upon reaching a decision to invest in the shares, prospective investors who intend to purchase shares directly from the Company must deliver to the Company a completed Subscription Form and payment in the appropriate amount. Prospective investors who intend to purchase shares through a Participating Dealer should also deliver a completed Subscription Form and payment in the appropriate amount directly to that Participating Dealer. Regardless of whether prospective investors offer to purchase shares of Common Stock from the Company or from a Participating Dealer, all checks for the purchase of shares should be made payable to "First Union National Bank - Grand Court Lifestyles, Inc. -Escrow Account."

          Acceptance of a prospective investor as a purchaser of the shares of Common Stock will occur when the Company executes the Subscription Form. The Company will send an executed copy of the Subscription Form to each investor who purchases shares of Common Stock after acceptance by the Company, or will direct the Escrow Agent to return the prospective investor's check should the offer to invest not be accepted.

          The Participating Dealers have agreed in accordance with the provisions of Rule 15c2-4 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, to cause all funds received upon subscription for shares of Common Stock to be forwarded to the Escrow Agent upon the receipt of the executed Subscription Form and related funds by the Participating Dealer by or before noon of the next business day following the subscription for said shares of Common Stock.

          Prior to this offering, there has been no public market for the Common Stock. The initial public offering price has been unilaterally determined by the Company without being negotiated with an underwriter or other third party. Among the factors considered by the Company in determining the price were the history of, and the prospects for, the Company and the industry in which it competes, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings, the present state of the Company's development, the general condition of the securities markets at the time of this offering, and the recent market prices of publicly traded common stocks of comparable companies.

          Francine Rodin, the wife of Bernard M. Rodin, has been a paid consultant to the Company, and is now an employee of the Company, who coordinates the Company's travel arrangements and marketing efforts. Mrs. Rodin is also a registered representative of a Participating Dealer and will receive approximately 83% of the commissions earned by said Participating Dealer for shares sold by her. Mrs. Rodin will also receive finders fees equal to 1% of purchase price of shares sold by other Participating Dealers she introduces to the Company.

          Noel Marcus, the Company's Director of Investor Relations, is a registered representative of a Participating Dealer. He will receive commissions for shares of Common Stock sold by him in that capacity.

                                    LEGAL MATTERS

          The validity of the Common Stock being offered hereby will be passed upon for the Company by Reid & Priest LLP.
                                       EXPERTS

          The consolidated financial statements and financial statement schedule of the Company as of January 31, 1995 and 1996 and for each of the three years in the period ended January 31, 1996, included in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent accountants, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                ADDITIONAL INFORMATION

          The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

          The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent certified public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                    GRAND COURT LIFESTYLES, INC. and SUBSIDIARIES
                                      ----------



                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ----------


                                                                          Page
                                                                          ----

     Independent Auditors' Report                                          F-2


     Consolidated Balance Sheets as of January 31, 1995
      and 1996 and July 31, 1996                                           F-3

     Consolidated Statements of Operations for the Years
      ended January 31, 1994, 1995 and 1996, the Three
      Months ended July 31, 1995 and 1996 and the Six
      Months ended July 31, 1995 and 1996                                  F-4

     Consolidated Statements of Changes in Stockholders'
      Equity for the Years Ended January 31, 1994, 1995
      and 1996 and the Six Months ended July 31, 1996                      F-5

     Consolidated Statements of Cash Flows for the Years
      Ended January 31, 1994, 1995 and 1996 and the Six
      Months ended July 31, 1996                                           F-6


     Notes to Consolidated Financial Statements                            F-7

     INDEPENDENT AUDITORS' REPORT


     To the Board of Directors and Stockholders of Grand Court Lifestyles, Inc.
     Boca Raton, Florida

     We have audited the accompanying consolidated balance sheets of Grand Court Lifestyles, Inc. and subsidiaries as of January 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Court Lifestyles, Inc. and subsidiaries as of January 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1996 in conformity with generally accepted accounting principles.


     /s/ Deloitte & Touche LLP

     DELOITTE & TOUCHE LLP
     New York, New York
     April 26, 1996, except for Note 11, which is as of June 11, 1996

     GRAND COURT LIFESTYLES, INC. AND SUBSIDIARIES

     CONSOLIDATED BALANCE SHEETS
     (In Thousands, except per share data)
     -------------------------------------------------------------------------


                                      JANUARY 31,         JULY 31,
                                  ------------------     ----------

                                                        (UNAUDITED)

                                   1995         1996        1996
                                   ----         ----        ----

     ASSETS

     Cash and cash
     equivalents . . . . . .   $ 10,950     $ 17,961     $  7,190
     Notes and receivables -
     net . . . . . . . . . .    220,014      223,736      226,044

     Investments in
     partnerships  . . . . .      3,002        3,794        3,779

                                 15,081       15,251       17,351
     Other assets - net  . .   --------     --------     --------

                               $249,047     $260,742     $254,364
     Total assets  . . . . .   ========     ========     ========

     LIABILITIES AND
     STOCKHOLDERS' EQUITY

     Loans and accrued
     interest payable  . . .   $127,355     $140,094     $132,631

     Notes and commissions
     payable . . . . . . . .      3,569        1,684        1,374

     Other liabilities . . .      2,000        4,018        7,099

                                 84,955       79,442       77,748
     Deferred income . . . .   --------     --------     --------

     Total liabilities . . .    217,879      225,238      218,852
     Commitments and
     contingencies

     Stockholders' equity

     Common Stock, $.10 par
     value - authorized,
     10,000 shares; issued
     and outstanding, 9,224
     shares  . . . . . . . .          1            1            1
     Paid-in capital . . . .     31,167       35,503       35,916

                                     --           --         (405)
     Accumulated deficit . .   --------     --------     --------

     TOTAL STOCKHOLDERS'         31,168       35,504       35,512
     EQUITY  . . . . . . . .   --------     --------     --------

     Total liabilities and     $249,047     $260,742     $254,364
     stockholders' equity  .   ========     ========     ========
     <?r>

     See Notes to Consolidated Financial Statements.

     GRAND COURT LIFESTYLES, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF OPERATIONS
     (In Thousands, except per share data)
     ----------------------------------------------------------------------





                                     YEARS ENDED
                                     JANUARY 31,
                           ------------------------------

                             1994       1995        1996
                             ----       ----        ----

     Revenues:

       Sales . . . . . .  $29,461     $29,000    $41,407

       Deferred income
       earned  . . . . .    6,668       3,518      9,140

       Interest income .   13,315       9,503     12,689

       Property
       management fees
       from related
       parties . . . . .    4,124       4,516      4,666

                               --          --      1,013
       Other income  . . --------    --------    -------
                           53,568      46,537     68,915
                         --------    --------    -------

     Cost and Expenses:

       Cost of sales . .   26,548      21,249     27,112

       Selling . . . . .    6,706       6,002      7,664

       Interest  . . . .   10,991      13,610     15,808

       General and
       administrative  .    5,271       6,688      8,475

       Officers'
       Compensation  . .    1,200       1,200      1,200

       Depreciation and     1,433       2,290      2,620
       amortization  . . --------    --------   --------
                           52,149      51,039     62,879
                         --------    --------   --------

     Income (loss)
     before provision
     (benefit) for
     income taxes  . . .    1,419      (4,502)     6,036

     Provision (benefit)       --          --         --
     for income taxes  . --------    --------   --------

     Net income (loss) .    1,419      (4,502)     6,036

     Pro forma income
     tax provision            568      (1,801)     2,414
     (benefit) . . . . . --------    --------   --------

     Pro forma net       $    851    $ (2,701)  $  3,622
     income (loss) . . . ========    ========   ========

     Pro forma earnings
     (loss) per common   $    .09    $  (.27)   $    .36
     share . . . . . . . ========    =======    ========



                             THREE MONTHS ENDED    SIX MONTHS ENDED
                                  JULY 31,              JULY 31
                             ------------------    ----------------
                                (UNAUDITED)           (UNAUDITED)

                              1995       1996       1995       1996
                              ----       ----       ----       ----

     Revenues:

       Sales . . . . . . . $14,209    $ 8,093    $19,991    $18,836

       Deferred income
       earned  . . . . . .   2,285         --      4,570         --

       Interest income . .   2,919      1,938      7,030      7,886

       Property management
       fees from related
       parties . . . . . .   1,361        696      2,890      1,559

                               925         --        925         --
       Other income  . . . -------    -------    -------    -------
                            21,699     10,727     35,406     28,281
                           -------    -------    -------    -------

     Cost and Expenses:

       Cost of sales . . .  10,797      4,338     14,855      9,323

       Selling . . . . . .   2,462      1,692      3,854      3,489

       Interest  . . . . .   3,489      3,774      7,891      7,802

       General and
       administrative  . .   1,722      1,543      3,586      4,099

       Officers'
       Compensation  . . .     300        300        600        600

       Depreciation and        928        795      1,491      1,730
       amortization  . . . -------    -------    -------    -------
                            19,698     12,442     32,277     27,043
                           -------    -------    -------    -------

     Income (loss) before
     provision (benefit)
     for income taxes  . .   2,001     (1,715)     3,129      1,238

     Provision (benefit)        --        (64)        --        330
     for income taxes  . . -------    -------    -------    -------

     Net income (loss) . .   2,001     (1,651)     3,129        908

     Pro forma income tax      800       (830)     1,252        165
     provision (benefit) . -------    -------    -------    -------

     Pro forma             $ 1,201    $  (821)   $ 1,877    $   743
     net income (loss) . . =======    =======    =======    =======

     Pro forma earnings
     (loss) per common     $   .12    $  (.08)   $   .19    $   .07
     share . . . . . . . . =======    =======    =======    =======


     See Notes to Consolidated Financial Statements.

     GRAND COURT LIFESTYLES, INC. AND SUBSIDIARIES


     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
     YEARS ENDED JANUARY 31, 1994, 1995 AND 1996 AND SIX MONTHS ENDED JULY 31, 1996

     (In Thousands)
     -----------------------------------------------------------------
     Stockholders' equity,
      January 31, 1993 . . . . . . .               $47,128

       Net income  . . . . . . . . .                 1,419

       Dividends . . . . . . . . . .               (10,991)
                                                   -------

     Stockholders' equity,
      January 31, 1994 . . . . . . .                37,556

       Net loss  . . . . . . . . . .                (4,502)

       Dividends . . . . . . . . . .                (1,886)
                                                   -------

     Stockholders' equity,
      January 31, 1995 . . . . . . .                31,168

       Net income  . . . . . . . . .                 6,036

       Dividends . . . . . . . . . .                (1,700)
                                                   -------

     Stockholders' equity,
      January 31, 1996 . . . . . . .               $35,504


       Net income (unaudited)  . . .                   908

       Dividends (unaudited) . . . .                  (900)
                                                   -------

     Stockholders' equity,                         $35,512
      July 31, 1996 (unaudited)  . .               =======


     See Notes to Consolidated Financial Statements.

     GRAND COURT LIFESTYLES, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     (In Thousands)
     --------------------------------------------------------------------------



                                                YEARS ENDED JANUARY 31,
                                                ----------------------

                                            1994         1995         1996
                                            ----         ----         ----
     Cash flows from operating
      activities:

       Net income (loss) . . . . . . .    $ 1,419      $(4,502)     $ 6,036
                                          -------      -------      -------
       Adjustments to reconcile net
       income to net cash provided by
       operating activities:

         Amortization and depreciation      1,433        2,290        2,620

         Deferred income earned  . . .     (6,668)      (3,518)      (9,140)

       Adjustment for changes in
       assets and liabilities:

         Accrued interest income on
         notes receivable and receipt
         of notes receivable . . . . .     (1,241)         174       (2,560)

         (Increase) decrease in notes
         and receivables . . . . . . .      7,945        7,223       (1,162)

         Increase (decrease) in
         commissions payable . . . . .      1,011         (501)        (244)

         Increase (decrease) in other
         liabilities . . . . . . . . .     (1,278)        (506)       2,018

         Increase (decrease) in             4,401          632        3,627
         deferred income . . . . . . .    -------      -------      -------
                                            5,603        5,794       (4,841)
                                          -------      -------      -------

           Net cash provided (used) by      7,022        1,292        1,195
           operating activities  . . .    -------      -------      -------

     Cash flows from investing
     activities:

       (Increase) decrease in                (641)        (736)        (792)
       investments . . . . . . . . . .    -------      -------      -------

           Net cash provided (used) by       (641)        (736)        (792)
           investing activities  . . .    -------      -------      -------

     Cash flows used in financing
     activities:

       Decrease in loans payable . . .    (21,629)     (31,311)     (39,326)

       Increase in loans and accrued
       interest payable  . . . . . . .     34,429       44,014       52,065

       (Increase) decrease in other
       assets  . . . . . . . . . . . .     (2,701)      (7,180)      (2,790)

       Payments of notes payable . . .     (2,609)      (2,578)      (1,641)

       (Dividends) Contributions . . .    (10,991)      (1,886)      (1,700)
                                          -------      -------      -------
           Net cash provided (used) in     (3,501)       1,059        6,608
           financing activities  . . .    -------      -------      -------

     Increase (decrease) in cash and
     cash equivalents  . . . . . . . .      2,880        1,615        7,011

     Cash and cash equivalents,             6,455        9,335       10,950
     beginning of period . . . . . . .    -------      -------      -------

     Cash and cash equivalents, end of    $ 9,335      $10,950      $17,961
     period  . . . . . . . . . . . . .    =======      =======      =======

     Supplemental information:
       Interest paid . . . . . . . . .    $10,710      $12,914      $16,922
                                          =======      =======      =======



                                               SIX MONTHS ENDED JULY 31,
                                               -------------------------
                                                      (UNAUDITED)

                                                  1995           1996
                                                  ----           ----
     Cash flows from operating activities:

       Net income (loss) . . . . . . . . .       $ 3,129         $   908
                                                 -------         -------
       Adjustments to reconcile net income
       to net cash provided by operating
       activities:

         Amortization and depreciation . .         1,491           1,730

         Deferred income earned  . . . . .        (4,570)             --

       Adjustment for changes in assets and
        liabilities:

         Accrued interest income on notes
         receivable and receipt of notes
         receivable  . . . . . . . . . . .         1,800           5,234

         (Increase) decrease in notes and
         receivables . . . . . . . . . . .       (10,167)         (7,542)

         Increase (decrease) in commissions
         payable . . . . . . . . . . . . .          (653)           (219)

         Increase (decrease) in other
         liabilities . . . . . . . . . . .           515           3,081

         Increase (decrease) in deferred           3,392          (1,694)
         income  . . . . . . . . . . . . .       -------         -------
                                                  (8,192)            590
                                                 -------         -------

           Net cash provided (used) by            (5,063)          1,498
           operating activities  . . . . .       -------         -------

     Cash flows from investing activities:

       (Increase) decrease in investments           (154)             15
                                                 -------         -------

           Net cash provided (used) by              (154)             15
           investing activities  . . . . .       -------         -------

     Cash flows used in financing
     activities:

       Decrease in loans payable . . . . .       (22,891)        (32,307)

       Increase in loans and accrued
       interest payable  . . . . . . . . .        26,328          24,844

       (Increase) decrease in other assets         2,062          (3,830)

       Payments of notes payable . . . . .        (1,079)            (91)

       (Dividends) Contributions . . . . .        (1,127)           (900)
                                                 -------         -------

           Net cash provided (used) in             3,293         (12,284)
           financing activities  . . . . .       -------         -------

     Increase (decrease) in cash and cash
     equivalents . . . . . . . . . . . . .        (1,924)        (10,771)

     Cash and cash equivalents, beginning         10,950          17,961
     of period . . . . . . . . . . . . . .       -------         -------

     Cash and cash equivalents, end of           $ 9,026         $ 7,190
     period  . . . . . . . . . . . . . . .       =======         =======

     Supplemental information:

       Interest paid . . . . . . . . . . .       $ 7,326         $ 7,650
                                                 =======         =======


     See Notes to Consolidated Financial Statements.

     GRAND COURT LIFESTYLES, INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     YEARS ENDED JANUARY 31, 1994, 1995 AND 1996, THREE MONTHS ENDED JULY 31, 1996 AND THE SIX MONTHS ENDED JULY 31, 1996

     (Information pertaining to the period July 31, 1996 is unaudited)
     (In Thousands)
     -------------------------------------------------------------------------


     1.   ORGANIZATION AND BASIS OF PRESENTATION

          Grand Court Lifestyles, Inc. (the "Company") was formed pursuant to the merger of various Sub-chapter S corporations which were wholly-owned by the Selling Stockholders and the transfer of certain assets by and assumption of certain liabilities of (i) a partnership that was wholly-owned by the Selling Stockholders and (ii) the Selling Stockholders individually. In exchange for the transfer of such stock, assets and liabilities, the Selling Stockholders received shares of the Company's common stock. These transactions are collectively called the"reorganization". All of the assets and liabilities of the reorganization were transferred at historical cost. The reorganization was effective as of April 1, 1996. Prior to the reorganization, the various Sub-chapter S corporations and the partnership, which were wholly-owned by the Selling Stockholders, were historically reported on a combined basis. The Company, a fully integrated provider of adult living accommodations and services, acquires, finances, develops and manages adult living communities. As a result of the Company's financing activities, limited partnerships ("Investing Partnerships") are formed whereby the Company retains a 1% to 1.5% general partnership interest.

          LINE OF BUSINESS -- The Company's revenues have been and are expected to continue to be primarily derived from sales of partnership interests in partnerships it organizes to finance the acquisition of existing adult living communities. Investing Partnerships generally own a 98.5% to 99% interest in partnerships that own adult living communities ("Owning Partnerships"). The Company also arranges for the mortgage financing of the adult living communities and is involved in the development and management of adult living communities.
          Another source of income is interest income on notes receivable.

          The adult living communities and multi-family properties are located throughout the United States. The Company as of January 31, 1996 manages approximately 28 adult living centers.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          CASH AND CASH EQUIVALENTS -- The Company considers cash and cash equivalents to include cash on hand, demand deposits and highly liquid investments with maturities of three months or less.

          REVENUE RECOGNITION -- Revenue from sales of interests in partnerships as discussed in Note 1, is recognized under the full accrual method of accounting when the profit on the transaction is determinable, that is, the collectibility of the sales price is reasonably assured and the earnings process is virtually complete. The Company determines the collectibility of the sales price by evidence supporting the buyers' substantial initial and continuing investment in the adult living communities as well as other factors such as age, location and cash flow of the underlying property.


          The Company has deferred income on sales to Investing Partnerships of interests in Owning Partnerships. The Company has arranged for the private placement of limited partnership interests in Investing Partnerships. Offerings of interests in Investing Partnerships which were formed to acquire controlling interests in Owning Partnerships which own adult living properties ("Adult Living Owning Partnerships") provide that the limited partners will receive guaranteed distributions during each of the first five years of their investment equal to between 11% to 12% of their then paid-in capital contributions. Pursuant to management contracts with the Adult Living Owning Partnerships, the Company is required to pay to the Adult Living Owning Partnerships, and the Adult Living Owning Partnerships distribute to the Investing Partnership for distribution to limited partners, amounts sufficient to fund any part of such guaranteed return not paid from cash flow from the related property. The amount of deferred income for each property is calculated at the beginning of each fiscal year in a multi-step process. First, based on the property's cash flow in the previous fiscal year, the probable cash flow for the property for the current fiscal year is determined and that amount is initially assumed to be constant for each remaining year of the guaranty period (the "Initial Cash Flow"). The Initial Cash Flow is then compared to the guaranteed return obligation for the property for each remaining year of the guaranty period. If the Initial Cash Flow exceeds the guaranteed return obligation for any fiscal year, the excess Initial Cash Flow is added to the assumed Initial Cash Flow for the following fiscal year and this adjusted Initial Cash Flow is then compared to the guaranteed return obligation for said following fiscal year. If the Initial
          Cash Flow is less than the guaranteed return obligation for any fiscal year, a deferred income liability is created in an amount equal to such shortfall and no adjustment is made to the Initial Cash Flow for the following year. As this process is performed for each property every year, changes in a property's actual cash flow will result in changes to the assumed Initial Cash Flow utilized in this process and will result in increases or decreases to the deferred income liability for the property. Any deferred income liability created in the year the interest in the Owning Partnership is sold reduces revenues relating to the sale. The payment of the guaranteed obligations, however, will generally not result in the recognition of expense unless the property's actual cash flow for the year is less than the Initial Cash Flow for the year, as adjusted, and as a result thereof, the amount paid by the Company in respect of the guaranteed return obligations is greater than the amount assumed in establishing the deferred income liability.
          If, however, the property's actual cash flow is greater than the Initial Cash Flow for the year, as adjusted, the Company's earnings will be enhanced by the recognition of deferred income earned and, to the extent cash flow exceeds guaranteed returns, management fees.



          The Company accounts for the sales of controlling interests in Owning Partnerships which own multi-family properties ("Multi-Family Owning Partnerships") under the installment method. Under the installment method the gross profit is determined at the time of sale. The revenue recorded in any given year would equal the cash collections multiplied by the gross profit percentage. The Company has deferred all future income to be recognized on these transactions. Losses on these projects are recognized immediately upon sale.



          ALLOWANCE ON NOTES RECEIVABLE -- In the event that the facts and circumstances indicate that the collectibility of a note may be impaired, an evaluation of recoverability is performed. If an evaluation is performed, the Company compares the recorded value of the note to the value of the underlying property less any encumbrances to determine if a write-down to market value is required. Interest income on impaired notes is recognized on the cash basis.


          ACCOUNTING ESTIMATES -- The preparation of financial statements in accordance with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

          DEFERRED FINANCING AND DEBT EXPENSE -- Costs incurred in connection with obtaining long-term financing have been capitalized and are amortized over the term of the financing.


          DEFERRED PROJECT COSTS -- Costs incurred in connection with the construction and development of adult living communities the Company intends to build. Such costs include the capitalization of interest during the construction period.


          INVESTMENTS -- The Company accounts for its interest in limited partnerships under the equity method of accounting. The Company uses this method because as the general partner it can exercise significant influence over the operating and financial policies of such partnerships. Under this method the Company records its share of income and loss of the entity as well as any distributions or contributions as an increase or decrease to the investment account. The carrying amount of the investments in limited partnerships differs from the Company's underlying equity interest based upon its stated ownership percentages. Such differences are attributable to the disproportionate amount of money and notes invested in the entities by the Company for its equity interest as compared to the other investors. This difference is being amortized over the life of the underlying partnership assets.

          MANAGEMENT FEES -- Property management fees earned for services provided to related parties are recognized as revenue when related services have been performed.

          PRO FORMA INCOME TAXES -- The Reorganization occurred subsequent to year end and, as such, income tax provisions at a combined Federal and state tax rate of 40% have been provided on a pro forma basis. The various Sub-chapter S corporations which were either merged into or acquired by the Company and the partnership which transferred assets to the Company were not required to pay taxes because any taxes were the responsibility of the Seller Stockholders who were the sole shareholders and partners of those entities.

     3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments." The Company is unable to determine the fair value of its notes and receivables as such instruments do not have a ready market. Other financial instruments are believed to be stated at approximately their fair value.

     4.   NOTES AND RECEIVABLES

          Notes and other receivables are from related parties and consist of the following:


                                                JANUARY 31,          JULY 31,
                                                -----------          --------

                                            1995          1996         1996
                                            ----          ----         ----
      Notes and accrued interest
      receivable (a) and (b)  . . . . .  $178,706      $176,403     $176,478

      Other receivables (c) . . . . . .    46,984        53,145       53,955

                                            7,324         7,188        7,111
      Mortgages (d) . . . . . . . . . .  --------      --------     --------
                                          233,014       236,736      237,544

      Less allowance for uncollectible     13,000        13,000       11,500
      receivables . . . . . . . . . . .  --------      --------     --------
                                         $220,014      $223,736     $226,044
                                         ========      ========     ========




          At January 31, 1996 and July 31, 1996 the carrying value of impaired notes receivable, net of deferred income, were approximately $48,900 and $30,600, respectively.



          (a) The Company has notes receivable from the Investing Partnerships which were formed to acquire controlling interests in Owning Partnerships which own adult living communities. Such notes generally have interest rates ranging from 11% to 13.875% and are due in installments over five years from the date of acquisition of the respective controlling interests. The notes represent senior indebtedness of the related Investing Partnerships, and are collateralized by the respective interests in the Owning Partnerships. Principal and interest payments on each note are also collateralized by the investor notes payable to the Investing Partnerships to which the investors are admitted. The Company has recorded the notes receivable net of loans from the Investing Partnerships (which loans represent the proceeds of the investor note prepayments) and, as a result thereof, such notes receivable constitute none of the amounts shown for January 31, 1995 and $2,378 of the amount shown for January 31, 1996 and $2,182 of the amounts shown for July 31, 1996.


          (b) The Company has notes receivable from the Investing Partnerships which were formed to acquire controlling interests in Owning Partnerships which own multi-family properties. The notes have maturity dates ranging from ten to fifteen years from the date of the acquisition of the respective controlling interests. Several notes have reached their final maturity dates and these final maturity dates have been extended by the Company. It is the Company's intention to collect the principal and interest payments on the aforementioned notes from the cash flows distributed by the related multi-family properties and the proceeds in the event of a sale or refinancing. Except as set forth in footnote (a), all amounts shown in notes and accrued interest receivable relate to the aforementioned notes receivable in respect of multi-family properties.

          (c) Other receivables represent reimbursable expenses and advances made to the limited partnerships. These amounts do not bear interest and have no specific repayment date.


          (d) The mortgages bear interest at rates ranging from 8% to 9%. The mortgages are generally collateralized by a mortgage lien on the related adult living communities. As of July 31, 1996 all mortgage receivables were paid in full. The Company extended a bridge loan in the amount of approximately $7,000 to one of the Owning Partnerships as of July 31, 1996. The loan bore interest at 8.5% and was paid in full by mid August, 1996.

     5.   OTHER ASSETS

     Other assets is comprised as follows:


                                                   JANUARY 31,        JULY 31,
                                                   -----------        --------

                                                 1995       1996        1996
                                                 ----       ----        ----


      Deferred loan costs . .       (a)         6,910      7,994       6,945

      Investment in Caton . .       (b)         1,854      1,854       1,854
      Unsold subscription           (c)            --        595         971
      units . . . . . . . . .

      Investment held for           (d)         4,396         --          --
      resale  . . . . . . . .
      Deferred registration         (e)                      833       1,329
      costs . . . . . . . . .

      Deferred project costs        (f)            --         --       2,033

      Other assets                              1,921      3,975       4,219
                                              -------    -------     -------


                                               15,081     15,251      17,351
                                              =======    =======     =======



     (a) Financing costs of $2,410, $3,578 and $589 were capitalized during the years ended January 31, 1995, 1996 and the period ended July 31, 1996 respectively. These costs are being amortized over periods ranging from one to ten years.



     (b) The Company has approximately a 50% equity interest in Caton Associates, a limited partnership which owns a mortgage loan collateralized by interests in a cooperative apartment building. The Company's equity interest in this partnership totaled $466 at January 31, 1995, 1996 and July 31, 1996. Additionally, the Company owns certain cooperative apartments recorded at $1,388 at January 31, 1995, 1996 and July 31, 1996.



     (c) The Company has capitalized $595 and $971 of remaining costs associated with the financing of the acquisition of adult living communities by arranging for the sale of partnership interests, which were substantially sold at January 31, 1996 and July 31, 1996 respectively. Upon completion of these transactions such costs will be charged to cost of sales.


     (d) The Company capitalized as an investment held for resale costs associated with the financing of the acquisition of adult living communities. The costs associated with the financing accrued during the fiscal year ending January 31, 1996 at which time the investment was charged to cost of sales.

     (e) The Company has capitalized costs relating to this initial public offering. Upon the closing of this offering, these costs will be charged against additional paid-in capital. However, in the event the public offering does not close these costs will be charged against operations.


     (f) The Company has capitalized costs which include interest associated with its construction and development of properties it intends to build. If a project is discontinued, any deferred project costs are expensed.

     6.   LOANS AND ACCRUED INTEREST PAYABLE

          Loans payable consists of the following:


                                               JANUARY 31,          JULY 31,
                                          ---------------------     ----------

                                             1995         1996         1996
                                             ----         ----         ----
      Banks (including mortgages) (a)
      (b) (c) . . . . . . . . . . . . .   $ 39,261     $ 41,361     $ 30,740

      Other, principally debentures (d)     88,094       98,733      101,891
                                          --------     --------     --------

                                          $127,355     $140,094     $132,631
                                          ========     ========     ========



     (a) The bank loans bear interest per annum at the banks' prime rate plus 1% to 3%. The bank loans generally have terms of at least one year, but in the event a particular bank elects not to renew or extend the credit, the entire unpaid balance is converted to a term loan which self-liquidates in four to five years. Generally the bank loans are collateralized by the Company's entitlement to the assigned limited partner investor notes which serve as collateral for the respective purchase notes. The prime interest rate at January 31, 1996 and July 31, 1996 was 8.5% and 8.25% respectively.



     (b) In addition to the aforementioned bank loans, the Company had three additional loans from banks. Each of the loans were collateralized by an assignment of the first mortgage loans payable to the Company. Two of the loans bore interest at rates varying from 8% to 9% per annum and were scheduled to come due on various dates through 1996. In March 1996, the partnerships that own these properties refinanced two of these mortgages, which eliminated them as obligations of the Company. The third loan bore interest at the rate of 9.5% per annum and was scheduled to mature on March 31, 1997. All three loans have been paid in full as of July 31, 1996.



     (c) The formation of the Company, pursuant to the merger into the Company of various affiliated corporations and asset transfers, resulted in defaults of approximately $6.3 million aggregate principal amount of bank loans. None of the lenders have commenced any action to pursue remedies in respect of such debt. The Company is currently working with the lenders of such debt on amendments to the underlying debt instruments which would give effect to the formation of the Company and waive any such defaults. The Company anticipates that all such amendments and waivers will be entered into prior to the date of this Prospectus.


     (d) Debentures are collateralized by various purchase notes and investor notes related to multi-family property financing. They mature in 1996 through 2004 and bear interest rates of 11% to 12% per annum.

          Future annual maturities, excluding interest, over the next five years and thereafter, are as follows:

          Year Ending
          January 31
          -----------
          1997  . . . . . . . . . .               $ 37,170
          1998  . . . . . . . . . .                 12,887
          1999  . . . . . . . . . .                 29,660
          2000  . . . . . . . . . .                 15,426
          2001  . . . . . . . . . .                 17,428
          Thereafter  . . . . . . .                 26,628
                                                  --------
                                                   139,199
          Accrued interest  . . . .                    895
                                                  --------

                                                  $140,094
                                                  ========

          7.   OTHER LIABILITIES

               a. Other liabilities include advances and certain expenses. These amounts do not bear interest and have no specific repayment date.

               b. Unearned income of $963 and $1,534 was recorded for the amount of unsubscribed partnership interests in adult living communities financed during the year ended January 31, 1996 and the period ended July 31, 1996, respectively. Upon full subscription these amounts will be recognized as income.


          8.   INCOME TAXES

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income taxes purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

          Deferred tax assets:                                 January 31,
                                                                  1996
                                                               -----------

            Notes and receivables . . . . . .                  $ 8,920

            Accrued expenses and other                           1,257
            liabilities . . . . . . . . . . .                  -------

            Total gross deferred tax assets .                   10,177

            Less valuation allowance  . . . .                    2,760
                                                               -------

          Deferred tax assets net of valuation                   7,417
          allowance . . . . . . . . . . . . .                  -------

          Deferred tax liabilities:

            Deferred income . . . . . . . . .                    4,560

            Other assets  . . . . . . . . . .                    2,492

            Investment in partnerships  . . .                      365
                                                               -------

            Total gross deferred tax                             7,417
            liabilities . . . . . . . . . . .                  -------

          Net deferred tax assets                              $    --
          (liabilities) . . . . . . . . . . .                  =======


               As discussed in Note 1, the Company became a taxable entity as of April 1, 1996,therefore the current and prior year tax provision (benefit) is presented on a pro forma basis at an effective tax rate of approximately 40%. The Company has recorded a valuation allowance of $2,760, because it was uncertain that such deferred tax assets in excess of deferred tax liabilities would be realizable in future years.

          9.   COMMITMENTS AND CONTINGENCIES

               The Company rents office space under a lease expiring February 1997. Annual base rent under such lease is approximately $178. The Company entered into a ten year lease for additional office space, commencing September 1, 1991. The annual base rent is approximately $113 and will increase 5% each year for ten years.

          10.  RELATED PARTY TRANSACTIONS


               The Company has transactions with related parties that are unconsolidated affiliates of the Company. The Company provides management, accounting and bookkeeping services to such affiliates. The Company receives a monthly fee in return for such management services rendered on behalf of its affiliates for each of their adult living communities. Aggregate fees for such services for the years ended January 31, 1994, 1995 and 1996 and the six month period ended July 31, 1996 totaled $4,124, $4,516 and $4,666 and $1,559, respectively.



               In addition, the Company has amounts due from unconsolidated affiliates of $413, $248 and $453 as of January 31, 1995 and 1996 and the period ended July 31, 1996, respectively.


               The Chairman of the Board and President of the Company and entities controlled by them serve as general partners of partnerships directly and indirectly owning multi-family properties and on account of such general partner status have personal liability for recourse partnership obligations and own small equity ownership interests in the partnerships. The Company holds note receivables, aggregating $163,608, that are secured by the equity interests in such partnerships. These individuals have provided personal guarantees in certain circumstances to obtain mortgage financing for certain adult living properties operated by the Company and for certain of the Company's Investor Note

          Debt, and the obligations thereunder may continue. In addition, such officers and certain employees will devote a portion of their time to overseeing the third-party managers of multi-family properties and one adult living community in which such officers have financial interests but the Company does not. These activities, ownership interests and general partner interests create actual or potential conflicts of interest on the part of these officers.

          The Company is the managing general partner for 28 of the 29 owning partnerships which own the 30 adult living communities and one nursing home which the Company operates. The Company also is the general partner for 22 of the 34 Investing Partnerships that own 98.5% to 99% partnership interests in these owning partnerships. In addition, the Company is the managing agent for all of the Company's 30 adult living communities and one nursing home. The Company has financed the acquisition of adult living communities through the sales of limited partnership interests in the Investing Partnerships. By serving in all of these capacities, the Company may have conflicts of interest in that it has both a duty to act in the best interests of partners of various partnerships, including the limited partners of the Investing Partnerships, and the desire to maximize earnings for the Company's stockholders in the operation of such adult living communities and nursing home.


          11.  SUBSEQUENT EVENTS

            a. Refinancings

            In February and March of 1996, the Company arranged for the refinancing of existing mortgages on six adult living communities and initial mortgage financing on four adult living communities. Substantially all of the refinancing proceeds from the mortgages over and above the transaction costs and the existing mortgage, if any, were distributed to the investors as a return of capital based upon the investor's ownership percentage in the respective limited partnership. The resultant return of capital to the investors was approximately $43,717. As the Company has guaranteed the investors a return based on their capital contribution the return of a portion of the investors capital contributions has reduced the Company's obligation under the guarantee. This reduction, however, is offset and exceeded by the decrease in available cash flow to fund the guarantee. The decrease in available cash flow exceeded the reduction in the guaranteed return obligation, and therefore, increased the amount required to be paid by the Company with respect to such guarantee return obligation. Accordingly, the deferred income which reflects the Company's guaranteed obligation has been increased at January 31, 1996 as the negotiations for the mortgage commitments started as early as the fourth quarter of Fiscal 1995 and were substantially agreed to by January 31, 1996.


            As a result of this refinancing the Company reflected a reduction in assets of $6,000, a reduction in debt of $8,900 and additional interest income of $2,900 during the six month period ended July 31, 1996.


            b. Letters of Intent


            The Company has obtained a letter of intent, dated April 25, 1996, from Capstone Capital Corporation ("Capstone") to provide up to $39 million for the development of up to four new adult living communities that will be operated by the Company pursuant to long-term leases with Capstone.


            c. Capitalization

            The Board of Directors and the stockholders have approved, to be effective immediately prior to the closing of the proposed public offering of the Company's Common Stock, (i) the filing of a Restated Certificate of Incorporation that would provide for, among other things, the authorization of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock and an approximate 1084.1-for-1 stock split of the issued and outstanding Common Stock and (ii) a Stock Option Plan reserving for issuance up to 1,250,000 shares of Common Stock pursuant to stock options and other stock awards. The following sets forth the pro forma effect of the stock split.

                                             JANUARY 31        JULY 31
                                             ----------        -------

                                          1995         1996       1996
                                          ----         ----       ----


            Preferred Stock,              --           --           --
            $.0001 par value;
            1,000,000 shares
            authorized; none
            issued and outstanding

            Common Stock, $.01 par       100          100          100
            value; authorized,
            20,000,000 shares;
            issued and
            outstanding,
            10,000,000 shares

            Paid-in capital           31,068       35,404       35,817

            Accumulated deficit           --           --         (405)

          ====================================
               UNTIL _____, 1996 (25 DAYS
          AFTER THE COMMENCEMENT OF THIS
          OFFERING), ALL DEALERS EFFECTING
          TRANSACTIONS IN THE REGISTERED
          SECURITIES, WHETHER OR NOT PARTIC-
          IPATING IN THIS DISTRIBUTION, MAY BE
          REQUIRED TO DELIVER A PROSPECTUS.
          THIS IS IN ADDITION TO THE
          OBLIGATION OF DEALERS TO DELIVER A
          PROSPECTUS WHEN ACTING AS UNDERWRIT-
          ERS AND WITH RESPECT TO THEIR UNSOLD
          ALLOTMENTS OR SUBSCRIPTIONS.
                   --------------------
                    TABLE OF CONTENTS


                                          PAGE
                                          ----

          Prospectus Summary  . . . . . .     1
          Risk Factors  . . . . . . . . .     8
          Use of Proceeds . . . . . . .      19
          Dividend Policy . . . . . . .      20
          Capitalization  . . . . . . .      21
          Dilution  . . . . . . . . . .      22
          Selected Consolidated Financial
           Data . . . . . . . . . . . .      23
          Management's Discussion and Analysis
            of Financial Condition and
            Results of Operations . . .      25
          Business  . . . . . . . . . .      38
          Management  . . . . . . . . .      53
          Certain Transactions  . . . .      57
          Principal and Selling Stockholders
                                             58
          Description of Capital Stock       59
          Shares Eligible for Future Sale    61
          Plan of Distribution  . . . .      62
          Legal Matters . . . . . . . .      64
          Experts . . . . . . . . . . .      64
          Additional Information  . . .      64
          Index to Consolidated Financial
          Statements  . . . . . . . . .     F-1

                   --------------------



             NO DEALER, SALESPERSON OR OTHER
          PERSON HAS BEEN AUTHORIZED TO GIVE ANY
          INFORMATION OR TO MAKE ANY REPRESENTATIONS
          OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS,
          AND, IF GIVEN OR MADE, SUCH INFORMATION
          AND REPRESENTATIONS MUST NOT BE RELIED
          UPON AS HAVING BEEN AUTHORIZED BY THE
          COMPANY OR ANY OF THE SELLING
          STOCKHOLDERS.  THIS PROSPECTUS DOES
          NOT CONSTITUTE AN OFFER TO SELL OR
          A SOLICITATION OF AN OFFER TO BUY THE
          SHARES BY ANYONE IN ANY JURISDICTION
          IN WHICH SUCH OFFER OR SOLICITATION
          IS NOT AUTHORIZED, OR IN WHICH THE
          PERSON MAKING THE OFFER OR
          SOLICITATION IS NOT QUALIFIED TO DO
          SO, OR TO ANY PERSON TO WHOM IT IS
          UNLAWFUL TO MAKE SUCH OFFER OR
          SOLICITATION.  UNDER NO CIRCUMSTANCES
          SHALL THE DELIVERY OF THIS
          PROSPECTUS, OR ANY SALE MADE
          PURSUANT TO THIS PROSPECTUS,
          CREATE ANY IMPLICATION THAT THE
          INFORMATION CONTAINED IN THIS
          PROSPECTUS IS CORRECT AS OF ANY
          TIME SUBSEQUENT TO THE DATE OF
          THIS PROSPECTUS.

          ====================================

	  ====================================

                     2,777,778 SHARES

                        GRAND COURT
                      LIFESTYLES, INC.
                        COMMON STOCK

  	     	        ------------
                         PROSPECTUS
			------------



                       __________, 1996


	  ====================================

                                    PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS

          Item 13.  Other Expenses of Issuance and Distribution

                The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the Common Stock being registered assuming both the Minimum Offering and the Maximum Offering. All expenses will be borne by the Company, except that the Selling Stockholders will pay a 10% pro rata share of the non-accountable expense allowances and the wholesalers or finders fees.



                                             MINIMUM     MAXIMUM
                                             ________    _______
           Securities and Exchange
           Commission registration fee  $17,241.38    $17,241.38
           NASDAQ National Market        50,000        50,000
           listing fee . . . . . . . .
           Accounting fees and expenses.900,000   *   900,000   *
           Legal fees and expenses . .  250,000   *   250,000   *
           Printing and engraving        99,000   *    99,000   *
           expenses  . . . . . . . . .
           Nonaccountable expense
           allowances
                 Minimum . . . . . . .  250,000   *        -
                 Maximum . . . . . . .       -        500,000   *
           Wholesalers or finders fees
                 Minimum . . . . . . .  250,000   *        -
                 Maximum . . . . . . .       -        500,000   *
           Blue Sky fees and expenses    21,000   *    21,000   *
           Transfer agent and registrar   3,000   *     3,000   *
           fees and expenses . . . . .
           Escrow agent  . . . . . . .    5,000   *     5,000   *
           Miscellaneous . . . . . . .
                                         14,758.62*    14,758.62*
                                        __________    __________
                 Total
                    Minimum  . . . . .
                                     $1,860,000   *
                                     _____________
                                     _____________
                    Maximum  . . . . .             $2,360,000   *
                                                   _____________
                                                   _____________
          ______________________
          * estimated

          Item 14.  Indemnification of Directors and Officers

               Article IX of the Company's Restated Certificate of Incorpo-ration will provide that:

                    "The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action, suit or proceeding, whether civil, criminal, administrative or investigative, or by or in the right of the Corporation to procure judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, in accordance with and to the full extent permitted by statute. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this section. The indemnification provided by
	         this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under this Restated Certificate of Incorporation or any agreement or vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

               Article X of the Company's By-Laws will provide that:

                    "Any person made or threatened to be made a party to or involved in any action, suit or proceeding, whether civil or criminal, administrative or investigative (hereinafter, "proceeding") by reason of the fact that he, his testator or intestate, is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expense, loss and liability (including, without limitation, judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees), actually and necessarily incurred or suffered by him in connection with the defense of or as a result of such proceeding, or in connection with any appeal therein. The Corporation shall have the power to purchase and maintain insurance for the indemnification of such directors, officers and employees to the full extent permitted under the laws of the State of Delaware from time to time in effect. Such right of indemnification shall not be deemed exclusive of any other rights of indemnification to which such director, officer or employee may be entitled.

                    The right to indemnification conferred in this By-Law shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however
     							  --------  -------
          that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which services were or are rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this By-Law or otherwise."

               Statutory

                    Generally, Section 145 of the General Corporation Law of the State of Delaware authorizes Delaware corporations, under certain circumstances, to indemnify their officers and directors against all expenses and liabilities (including attorneys' fees) incurred by them as a result of any suit brought against them in their capacity as a director or an officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A director or officer may also be indemnified against expenses incurred in connection with a suit by or in the right of the corporation if such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

          Item 15.  Recent Sales of Unregistered Securities


                Since January 31, 1993, the Company issued Debentures in eleven series and Bonds in two series, with interest rates ranging from 11% to 12.375%, and maturity dates from 1996 to 2004 in an aggregate principal amount of $68,927,157.08. Each series was issued in reliance on exemptions from the registration requirements under the Securities Act of 1933, as amended (the "1933 Act") under Sections 3(b) and 4(2) of such act and Regulation D promulgated thereunder to accredited investors and up to 35 non-accredited investors. In connection with such issuances, the Company paid commissions to qualified broker dealers of between 10% and 15%.


                   In connection with offerings of limited partnership interests in limited partnerships organized to invest in adult living communities and for which the Company has acted as general partner, the terms of the partnership offerings provide that limited partners will receive distributions during each of the first five years equal to between 11% and 12% of their paid-in capital. Pursuant to the management contracts with the partnerships which own such communities, the Company is required to pay such Owning Partnerships, and the Owning Partnerships distribute to the Investing Partnerships for distribution to limited partners, amounts sufficient to fund any part of such return not paid from cash flow from the related property. Since January 31, 1993, there were 17 such limited partnership offerings for an aggregate of $164,000,000. Each such offering was issued in reliance on exemptions from the registration requirements under the 1933 Act under Sections 3(b) and 4(2) of such act and Regulation D promulgated thereunder to accredited investors and up to 35 non-accredited investors. In connection with such issuances, the Company paid commissions to qualified brokers and dealers of between 10% and 15%.

                    Two limited partnerships for which the Company is general partner have issued limited partnership interests for, in the aggregate, $9,250,000, the net proceeds of which have been used to make second mortgage loans to the Company to fund approximately 20% of the costs of developing three new adult living communities. Each such offering was issued in reliance on exemptions from the registration requirements under the 1933 Act under Sections 3(b) and 4(2) of such act and Regulation D promulgated thereunder to accredited investors and up to 35 non-accredited investors. In connection with such issuances, the Company paid commissions to qualified brokers and dealers of between 10% and 15%.


                    In connection with the reorganization of the Company's businesses, the Company issued 10,000,000 shares of Common Stock to Messrs. Luciani and Rodin in exchange for assets having an aggregate value of $35,917,000. This offering was issued in reliance on exemptions from the registration requirements under the 1933 Act under Sections 3(b) and 4(2) of such act.


          Item 16.  Exhibits and Financial Statement Schedules

                    (a)  Exhibits


                *1.1          -    Form of Selling Agency Agreement.
                *1.2          -    Form of Subscription Form.
                *2.1          -    Consolidation Agreement dated as of April 1,
                                   1996 among John Luciani, Bernard M. Rodin,
                                   J&B Management Company and the Company.
                *2.1(a)       -    First Amendment dated as of April 1,
                                   1996 to Consolidation Agreement dated as
                                   of April 1, 1996 among John Luciani,
                                   Bernard M. Rodin, J&B Management Company
                                   and the Company.
                *2.1(b)       -    Second Amendment dated as of April 1,
                                   1996 to Consolidation Agreement dated as
                                   of April 1, 1996 among John Luciani,
                                   Bernard M. Rodin, J&B Management Company
                                   and the Company.
                *2.2(a)       -    Merger Agreement dated as of April 1,
                                   1996 between Leisure Centers, Inc. and
                                   the Company.
                *2.2(b)       -    Merger Agreement dated as of April 1,
                                   1996 between Leisure Centers
                                   Development, Inc. and the Company.
                *2.2(c)       -    Merger Agreement dated as of April 1,
                                   1996 between J&B Management Corp. and
                                   the Company.
                *2.2(d)       -    Merger Agreement dated as of April 1,
                                   1996 between Wilmart Development Corp.
                                   and the Company.
                *2.2(e)       -    Merger Agreement dated as of April 1,
                                   1996 between Sulgrave Realty Corporation
                                   and the Company.
                *2.2(f)       -    Merger Agreement dated as of April 1,
                                   1996 between Riv Development Inc. and
                                   the Company.

             	3.1           -	   Form of Restated Certificate of
			           Incorporation of the Company.
                *3.2          -    By-Laws of the Company.
                5(a)          -    Opinion of Reid & Priest LLP.
                *10.1         -    1996 Stock Option and Performance Award
                                   Plan.
                *10.3         -    Letter of Intent dated April 25, 1996 from
          		           Capstone Capital Corp. to the Company.
                *10.4(a)      -    Form of 12% Debenture due June 16, 2000
                                   - Series 1.
                *10.4(b)      -    Form of 12% Debenture due April 15, 1999
          			   - Series 2.
                *10.4(c)      -    Form of 11% Debenture due December 31,
			           1996 - Series 3.
                *10.4(d)      -    Form of 11.5% Debenture due April 15,
			           2000 - Series 4.
                *10.4(e)      -    Form of 12% Debenture due January 15,
			           2003 - Series 5.
                *10.4(f)      -    Form of 12% Debenture due April 15, 2003
			           - Series 6.
                *10.4(g)      -    Form of 11% Debenture due January 15,
			           2002 - Series 7.
                *10.4(h)      -    Form of 11% Debenture due January 15,
			           2002 - Series 8.
                *10.4(i)      -    Form of 12% Debenture due September 15,
			           2001 - Series 9.
                *10.4(j)      -    Form of 12% Debenture due January 15,
			           2004 - Series 10.
                *10.5(a)      -    Bank Agreement dated August 14, 1990
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 1.
                *10.5(b)      -    First Amendment dated as of August 21,
                                   1992 to Bank Agreement dated August 14,
                                   1990 between The Bank of New York and
                                   the Company with respect to 12%
                                   Debentures, Series 1.
                *10.5(c)      -    Bank Agreement dated October 11, 1991
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 2.
                *10.5(d)      -    Bank Agreement dated October 17, 1991
                                   between The Bank of New York and the
                                   Company with respect to 11% Debentures,
                                   Series 3.
                *10.5(e)      -    Bank Agreement dated April 1, 1992
                                   between The Bank of New York and the
                                   Company with respect to 11.5%
                                   Debentures, Series 4.
                *10.5(f)      -    Bank Agreement dated October 30, 1992
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 5.
                *10.5(g)      -    Bank Agreement dated May 24, 1993
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 6.
                *10.5(h)      -    Bank Agreement dated October 27, 1993
                                   between The Bank of New York and the
                                   Company with respect to 11% Debentures,
                                   Series 7.
                *10.5(i)      -    First Amendment dated November 29, 1993
                                   to Bank Agreement dated October 27, 1993
                                   between The Bank of New York and the
                                   Company with respect to 11%
                                   Debentures,Series 7.
                *10.5(j)      -    Bank Agreement dated November 29, 1993
                                   between The Bank of New York and the
                                   Company with respect to 11% Debentures,
                                   Series 8.
                *10.5(k)      -    Bank Agreement dated September 12, 1994
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 9.
                *10.5(l)      -    Bank Agreement dated July 12, 1995
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 10.
                *10.6(a)      -    Form of Short-term Step-up Bond due
                                   March 15, 2001 - Series 1.
                *10.6(b)      -    Form of 12.375% Bond due April 15, 2003 -
                                    Series 2.
                *10.7(a)      -    Bank Agreement between The Bank of New
                                   York and the Company with respect to
                                   Short-term Step-up Bonds - Series 1.
                *10.7(b)      -    Bank Agreement between The Bank of New
                                   York and the Company with respect to
                                   12.375% Bonds -Series 2.
                *10.8  	      -    Revolving Credit Agreement dated as of
				   May 7, 1985 between Sterling National Bank
                                   & Trust Company and the Company.
            	 10.9         -    Assumption Agreement dated as of September
                                   10, 1996 among Sterling National Bank &
                                   Trust, the Company, Bernard M. Rodin and
                                   John Luciani
                *21 	      -    List of Subsidiaries of the Company.
          	 23.1         -    Consent of Reid & Priest LLP (included in
                                   Exhibit 5 hereto).

                 23.2  	      -    Consent of DELOITTE & TOUCHE LLP.
                *24           -    Power of Attorney.
                 27.1         -    Financial Data Schedule for the period
                                   ended July 31, 1996.
	         27.2         -    Amended Financial Data Schedule for the
                                   period ended January 31, 1996.
          _______________________
          *   Previously filed.


          Item 17.  Undertakings

              The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act of 1933");

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in the volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (4) To provide to the Transfer Agent at the closing cer-tificates in such denominations and registered in such names as required by the Transfer Agent to permit prompt delivery to each purchaser.

              (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Fort Lee, the State of New Jersey, on September 13, 1996.

                                             GRAND COURT LIFESTYLES, Inc.


                                             By:  /s/ Paul Jawin
                                                  _______________
                                                   Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

                   Signature                     Title         Date
              ___________________           _______________  ___________


           /s/ John Luciani *             Chairman of the    September 13, 1996
           ___________________            Board
                  John Luciani            of Directors and
                                          Chief Executive
                                          Officer (Principal
                                          Executive
                                          Officer)

           /s/ Bernard M. Rodin *         President and      September 13, 1996
           ______________________         Chief Operating
                Bernard M. Rodin          Officer and
                                          Director
                                          (Principal
                                          Executive Officer)

           /s/ John W. Luciani, III *     Executive Vice     September 13, 1996
           __________________________     President and
              John W. Luciani, III        Director

           /s/ Paul Jawin                 Chief Financial    September 13, 1996
           __________________________     Officer (Principal
                   Paul Jawin             Financial Officer
                                          and Principal
                                          Accounting
                                          Officer)

           /s/ Walter Feldesman *         Director           September 13, 1996
           ______________________
                Walter Feldesman

           /s/ Leslie E. Goodman *        Director           September 13, 1996
         ________________________
               Leslie E. Goodman

           By: */s/ Paul Jawin
               ______________________
                    Paul Jawin,
                    Attorney-in-Fact

         EXHIBIT INDEX


              Exhibit		   Description
              --------             -----------

                *1.1          -    Form of Selling Agency Agreement.
                *1.2          -    Form of Subscription Form.
                *2.1          -    Consolidation Agreement dated as of April 1,
                                   1996 among John Luciani, Bernard M. Rodin,
                                   J&B Management Company and the Company.
                *2.1(a)       -    First Amendment dated as of April 1,
                                   1996 to Consolidation Agreement dated as
                                   of April 1, 1996 among John Luciani,
                                   Bernard M. Rodin, J&B Management Company
                                   and the Company.
                *2.1(b)       -    Second Amendment dated as of April 1,
                                   1996 to Consolidation Agreement dated as
                                   of April 1, 1996 among John Luciani,
                                   Bernard M. Rodin, J&B Management Company
                                   and the Company.
                *2.2(a)       -    Merger Agreement dated as of April 1,
                                   1996 between Leisure Centers, Inc. and
                                   the Company.
                *2.2(b)       -    Merger Agreement dated as of April 1,
                                   1996 between Leisure Centers
                                   Development, Inc. and the Company.
                *2.2(c)       -    Merger Agreement dated as of April 1,
                                   1996 between J&B Management Corp. and
                                   the Company.
                *2.2(d)       -    Merger Agreement dated as of April 1,
                                   1996 between Wilmart Development Corp.
                                   and the Company.
                *2.2(e)       -    Merger Agreement dated as of April 1,
                                   1996 between Sulgrave Realty Corporation
                                   and the Company.
                *2.2(f)       -    Merger Agreement dated as of April 1,
                                   1996 between Riv Development Inc. and
                                   the Company.
             	3.1           -	   Form of Restated Certificate of
			           Incorporation of the Company.
                *3.2          -    By-Laws of the Company.
                5(a)          -    Opinion of Reid & Priest LLP.
                *10.1         -    1996 Stock Option and Performance Award
                                   Plan.
                *10.3         -    Letter of Intent dated April 25, 1996 from
          		           Capstone Capital Corp. to the Company.
                *10.4(a)      -    Form of 12% Debenture due June 16, 2000
                                   - Series 1.
                *10.4(b)      -    Form of 12% Debenture due April 15, 1999
          			   - Series 2.
                *10.4(c)      -    Form of 11% Debenture due December 31,
			           1996 - Series 3.
                *10.4(d)      -    Form of 11.5% Debenture due April 15,
			           2000 - Series 4.
                *10.4(e)      -    Form of 12% Debenture due January 15,
			           2003 - Series 5.
                *10.4(f)      -    Form of 12% Debenture due April 15, 2003
			           - Series 6.
                *10.4(g)      -    Form of 11% Debenture due January 15,
			           2002 - Series 7.
                *10.4(h)      -    Form of 11% Debenture due January 15,
			           2002 - Series 8.
                *10.4(i)      -    Form of 12% Debenture due September 15,
			           2001 - Series 9.
                *10.4(j)      -    Form of 12% Debenture due January 15,
			           2004 - Series 10.
                *10.5(a)      -    Bank Agreement dated August 14, 1990
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 1.
                *10.5(b)      -    First Amendment dated as of August 21,
                                   1992 to Bank Agreement dated August 14,
                                   1990 between The Bank of New York and
                                   the Company with respect to 12%
                                   Debentures, Series 1.
                *10.5(c)      -    Bank Agreement dated October 11, 1991
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 2.
                *10.5(d)      -    Bank Agreement dated October 17, 1991
                                   between The Bank of New York and the
                                   Company with respect to 11% Debentures,
                                   Series 3.
                *10.5(e)      -    Bank Agreement dated April 1, 1992
                                   between The Bank of New York and the
                                   Company with respect to 11.5%
                                   Debentures, Series 4.
                *10.5(f)      -    Bank Agreement dated October 30, 1992
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 5.
                *10.5(g)      -    Bank Agreement dated May 24, 1993
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 6.
                *10.5(h)      -    Bank Agreement dated October 27, 1993
                                   between The Bank of New York and the
                                   Company with respect to 11% Debentures,
                                   Series 7.
                *10.5(i)      -    First Amendment dated November 29, 1993
                                   to Bank Agreement dated October 27, 1993
                                   between The Bank of New York and the
                                   Company with respect to 11%
                                   Debentures,Series 7.
                *10.5(j)      -    Bank Agreement dated November 29, 1993
                                   between The Bank of New York and the
                                   Company with respect to 11% Debentures,
                                   Series 8.
                *10.5(k)      -    Bank Agreement dated September 12, 1994
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 9.
                *10.5(l)      -    Bank Agreement dated July 12, 1995
                                   between The Bank of New York and the
                                   Company with respect to 12% Debentures,
                                   Series 10.
                *10.6(a)      -    Form of Short-term Step-up Bond due
                                   March 15, 2001 - Series 1.
                *10.6(b)      -    Form of 12.375% Bond due April 15, 2003 -
                                    Series 2.
                *10.7(a)      -    Bank Agreement between The Bank of New
                                   York and the Company with respect to
                                   Short-term Step-up Bonds - Series 1.
                *10.7(b)      -    Bank Agreement between The Bank of New
                                   York and the Company with respect to
                                   12.375% Bonds -Series 2.
                *10.8  	      -    Revolving Credit Agreement dated as of
				   May 7, 1985 between Sterling National Bank
                                   & Trust Company and the Company.
            	10.9          -    Assumption Agreement dated as of September
                                   10, 1996 among Sterling National Bank &
                                   Trust, the Company, Bernard M. Rodin and
                                   John Luciani
                *21 	      -    List of Subsidiaries of the Company.
          	 23.1         -    Consent of Reid & Priest LLP (included in
                                   Exhibit 5 hereto).
                23.2   	      -    Consent of DELOITTE & TOUCHE LLP.
                *24           -    Power of Attorney.
                27.1          -    Financial Data Schedule for the period
                                   ended July 31, 1996.
	        27.2          -    Amended Financial Data Schedule for the
                                   period ended January 31, 1996.
          _______________
          *   Previously filed.